As filed with the Securities and Exchange Commission on September 14, 2009

Registration No. 333-161190

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Fortinet, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3577	77-0560389
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1090 Kifer Road

Sunnyvale, California 94086

408-235-7700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John Whittle

Vice President and General Counsel

Fortinet, Inc.

1090 Kifer Road

Sunnyvale, California 94086

408-235-7700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini Carmen Chang John A. Fore Scott Anthony Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 650-493-9300	Alan F. Denenberg Sarah K. Solum Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 650-752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued September 14, 2009

                     Shares

COMMON STOCK

Fortinet, Inc. is offering              shares of its common stock and the selling stockholders are offering              shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $             and $             per share.

We have applied to have our common stock listed on the              under the symbol “            .”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Fortinet	Proceeds to Selling Stockholders
Per share	$	$	$	$
Total	$	$	$	$

We and the selling stockholders have granted the underwriters the right to purchase up to an additional              shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2009.

MORGAN STANLEY	J.P. MORGAN	DEUTSCHE BANK SECURITIES

ROBERT W. BAIRD & CO.	RBC CAPITAL MARKETS	THINKEQUITY LLC

JMP SECURITIES	SIGNAL HILL

                    , 2009

Firewall
VPN
Application Control
Antivirus
Antispam
IPS
WAN Acceleration
Web Filtering

Accelerated Unified Threat Management

Proven Security for Content and Networks

FORTINET®

Real-Time Network Protection

You should rely only on the information contained in this prospectus and in any free writing prospectus. We, the underwriters and the selling stockholders have not authorized anyone to provide you with information different from that contained in this prospectus. We, the underwriters and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until                     , 2009 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside of the United States, neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Fortinet, FortiAnalyzer, FortiASIC, FortiClient, FortiGate, FortiGuard, FortiMail, FortiManager and FortiWiFi are trademarks of Fortinet, Inc. in the United States and other countries. This prospectus also includes other trademarks of Fortinet and trademarks of other persons.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before deciding to invest in shares of our common stock, you should read this summary together with the more detailed information, including our consolidated financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors,” our consolidated financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

FORTINET, INC.

Overview

We have pioneered an innovative, high performance network security solution to the fundamental problems of an increasingly bandwidth-intensive network environment and a more sophisticated IT threat landscape. We are a leading provider of network security appliances and the market leader in Unified Threat Management, or UTM. Through our products and subscription services, we provide broad, integrated and high performance protection against dynamic security threats while simplifying the IT security infrastructure for enterprises, service providers and government entities worldwide.

IT security and regulatory compliance have become increasingly complex for organizations, driving continued spending on solutions despite a cautious overall IT spending environment. The increasing sophistication of hackers and the rise of new Web applications have significantly multiplied the volume, intensity and diversity of security threats. Organizations have traditionally responded to security threats by deploying numerous standalone security point products within their network, such as gateway antivirus, firewall, intrusion prevention and Web filtering devices. This approach results in management complexity and a high total cost of ownership, leading to the need for a vendor that can integrate multiple security functions onto a single platform while maintaining high performance. Through our core focus on security innovation, we have built our UTM solution to address these problems. Our solution incorporates our proprietary application-specific integrated circuits, or ASICs, hardware architecture, operating system and set of associated security and networking functions to defend against multiple categories of IT security attacks without significantly impacting network performance, all while reducing point product complexity and cost.

We are the leading worldwide provider of UTM appliances, with a 13.9% share of the UTM appliance market for the first quarter of 2009, as determined by IDC.(1) IDC forecasts that the UTM market will grow from $1.3 billion in 2007 to $3.5 billion in 2012,(2) representing a compounded annual growth rate of 22.3%. Based on IDC data, the UTM market is the fastest growing segment within the network security market, which was $6.8 billion in 2007.(2) As of June 28, 2009, we had shipped over 450,000 appliances to more than 5,000 channel partners and 75,000 end-customers worldwide, including a majority of the 2009 Fortune Global 100.

Our total revenue was $123.5 million, $155.4 million, and $211.8 million for fiscal years 2006, 2007, and 2008, respectively, and was $98.3 million and $115.5 million for the first six months of fiscal 2008 and 2009, respectively. Our business is geographically diversified, with 36% of our total revenue from the Americas, 38% from Europe, Middle East and Africa, or EMEA, and 26% from Asia Pacific countries, or APAC, for the first six months of fiscal 2009. We have generated positive cash flow from operations since fiscal 2005, growing our cash

(1)	IDC Worldwide Security Appliances Tracker, June 2009.
(2)	“Worldwide Network Security 2008-2012 Forecast and 2007 Vendor Shares: Transitions—Appliances Are More Than Meets the Eye,” Doc #214246, October 2008.

flow from operations from $3.4 million in fiscal 2005 to $37.7 million in fiscal 2008 and to $29.9 million for the first six months of fiscal 2009. Subscription and support services, which represented approximately half of our total revenue for fiscal 2008 and the first six months of fiscal 2009, are a significant source of recurring revenue.

Our Solution

Our flagship UTM solution consists of our FortiGate appliance product line and our FortiGuard security subscription services, which together provide a broad array of security and networking functions, including firewall, virtual private network, or VPN, antivirus, intrusion prevention, Web filtering, antispam, and wide area network, or WAN, acceleration. Our FortiGate appliances, from the FortiGate-50 for small businesses and branch offices to the FortiGate-5000 series for large enterprises and service providers, are based on our proprietary technology platform. This platform includes our FortiASICs, which are specifically designed for accelerated processing of security and networking functions, and our FortiOS operating system, which provides the foundation for all of our security functions. Our FortiGuard security subscription services provide end-customers with access to dynamic updates to our antivirus, intrusion prevention, Web filtering and antispam functionality based on intelligence gathered by our dedicated FortiGuard Global Threat Research Team. By combining multiple proprietary security and networking functions with our purpose-built FortiASIC and FortiOS, our FortiGate UTM solution delivers broad protection against dynamic security threats while reducing the operational burden and costs associated with managing multiple point products.

We complement our FortiGate product line with a family of FortiManager appliances, which enable end-customers to manage the system configuration and security functions of multiple FortiGate appliances from a centralized console, as well as FortiAnalyzer appliances, which enable collection, analysis and archiving of content and log data generated by our products. We also offer other appliances and software that protect our end-customers from security threats to other critical areas in the enterprise, such as messaging, Web-based traffic and databases, and employees’ computers or handheld devices.

Key benefits of our solution include:

•

Accelerated, high performance unified threat management. We offer a high performance UTM solution based on our proprietary technology platform, comprised of our FortiASICs and FortiOS. Our FortiASICs are designed to accelerate the computationally intensive tasks required to secure networks in today’s sophisticated threat environment while also delivering faster network performance than traditional network security solutions.

•

High quality security functionality. Our broad set of integrated, high quality security functions enables the most sophisticated and demanding end-customers to avoid the shortcomings of a traditionally fragmented security point product infrastructure. Organizations such as ICSA Labs, The NSS Group, and Virus Bulletin 100 have certified the quality of our security functionality and our products have received Federal Information Processing Standard, or FIPS, Common Criteria EAL4+, and Network Equipment Building System, or NEBS, certifications, among others. The fact that many large organizations, including a majority of the 2009 Fortune Global 100, have deployed our solution is a testament to the quality of our offering.

•

Lower total cost of ownership. By consolidating security functionality, reducing network complexity, integrating high performance capabilities and centralizing management functions, our UTM solution is designed to lower our end-customers’ total cost of ownership compared to multiple point products.

•

Superior flexibility and ease of deployment. Our UTM solution enables end-customers to activate additional security functions and subscription services on an on-demand basis as their security needs evolve.

•

Dedicated, real-time security intelligence. Through our subscription services, our FortiGuard Global Threat Research Team of over 100 professionals is able to provide real time security intelligence 24 hours a day, seven days a week and 365 days a year by enabling rapid updates to our end-customers’ security products and delivering the latest counter-measures to emerging network security threats.

•

Broad, end-to-end security protection. We offer a broad range of appliances and software to help end-customers defend against a myriad of security threats at many critical areas throughout the organization, including within the network through our UTM solution, but also in areas such as messaging, Web-based traffic and databases, and employees’ computers or handheld devices, through our other offerings.

Our Strategy

Key elements of our strategy include the following:

•	extend our UTM leadership through continued investment in research and development in our FortiASIC and FortiOS, and integration of other functions to expand the value proposition of UTM;

•	continue our security focus in the broader network security market and expand into additional security segments;

•	continue to increase our sales to new large enterprise, service provider and government customers;

•	further expand sales within our existing customer base by selling additional FortiGate appliances and complementary products and services;

•	continue to build and optimize our worldwide channel partner footprint; and

•	further enhance the security threat research capabilities that support our FortiGuard real-time security subscription services.

Selected Risk Factors

Investing in our common stock involves risks. You should carefully read “Risk Factors” beginning on page 10 for an explanation of these risks before investing in our common stock. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our growth strategy, which could cause a decline in the price of our common stock and result in a loss of all or a portion of your investment:

•	we may not maintain profitability or continue growth;

•	our quarterly operating results are likely to vary and be unpredictable, which could cause our stock price to decline;

•	reliance on a concentration of shipments at the end of the quarter could cause our revenue to fall below expectations of securities analysts and investors, resulting in a decline in our stock price;

•	insufficient inventory may result in lost sales opportunities or delayed revenue, while excess inventory may harm gross margins;

•	we rely on our channel partners to generate substantially all of our revenue, and a failure of partners to perform will harm our ability to grow;

•	the average sale prices of our products or services may decrease;

•	defects in our products or services could harm our reputation and results;

•	we face intense competition, especially from larger companies; and

•

a significant deferral of revenue, for example, based on an inability to establish fair value for any products or services, could cause our revenue for any quarter to fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

Corporate Information

We were incorporated as a Delaware corporation in November 2000. Our principal executive office is located at 1090 Kifer Road, Sunnyvale, California 94086. Our telephone number at that location is (408) 235-7700. Our website address is www.fortinet.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. Except where the context requires otherwise, in this prospectus the “Company,” “Fortinet,” “we,” “us,” and “our” refer to Fortinet, Inc. and, where appropriate, its subsidiaries.

THE OFFERING

Shares of common stock offered by us	shares

Shares of common stock offered by the selling stockholders	shares

Total	shares

Shares of common stock to be outstanding after this offering	shares

Over-allotment option to be offered by us and the selling stockholders	shares

Use of proceeds	We expect our net proceeds from this offering will be approximately $ million. We plan to use the net proceeds to us from this offering for working capital and other general corporate purposes. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed symbol	“ ”

The number of shares of our common stock that will be outstanding after this offering is based on 58,112,679 shares outstanding at June 28, 2009, and excludes:

•

18,050,028 shares of common stock issuable upon the exercise of options outstanding as of June 28, 2009 (including              shares that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested options at the closing of this offering), at a weighted-average exercise price of $4.77 per share;

•	295,465 shares of common stock issuable upon the exercise of options granted after June 28, 2009, at an exercise price of $9.30 per share;

•

291,000 shares of common stock issuable upon the exercise of warrants outstanding as of June 28, 2009 (including              shares that we expect to be sold in this offering by certain selling stockholders upon the exercise of warrants at the closing of this offering), at a weighted-average exercise price of $7.07 per share; and

•	9,000,000 shares of common stock reserved for future issuance under our 2009 Equity Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 37,475,835 shares of common stock immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their right to purchase up to shares of common stock from us and the selling stockholders to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

We present below our summary consolidated financial data. The summary consolidated statements of operations data for the fiscal years 2006, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the first six months of fiscal 2008 and 2009 and the summary consolidated balance sheet data as of June 28, 2009 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and the results for the first six months of fiscal 2009, are not necessarily indicative of results to be expected for the full year or for any other period. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes, each included elsewhere in this prospectus.

The additional key metrics presented are used in addition to the financial measures reflected in the consolidated statements of operations and balance sheet data to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. We assess the increase in deferred revenue balance at the end of a period plus revenue we recognize in that period as a measure of our sales activity for that period. We monitor cash flow from operations as a measure of our overall business performance.

				Six Months Ended
	Fiscal Year(1)			June 29, 2008	June 28, 2009
	2006	2007	2008
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue
Product	$59,469	$70,131	$94,587	$44,779	$43,777
Services	39,590	74,152	105,292	47,767	65,046
Ratable product and services	24,407	11,083	11,912	5,765	6,716

Total revenue	123,466	155,366	211,791	98,311	115,539

Cost of revenue
Product(2)	24,166	35,948	41,397	19,791	18,621
Services(2)	9,496	15,941	19,441	9,767	10,405
Ratable product and services	7,302	4,763	4,634	2,220	2,607

Total cost of revenues	40,964	56,652	65,472	31,778	31,633

Gross profit
Product	35,303	34,183	53,190	24,988	25,156
Services	30,094	58,211	85,851	38,000	54,641
Ratable product and services	17,105	6,320	7,278	3,545	4,109

Total gross profit	82,502	98,714	146,319	66,533	83,906

Operating expenses
Research and development(2)	21,446	27,588	37,035	18,229	20,410
Sales and marketing(2)	54,056	72,159	87,717	44,466	46,104
General and administrative(2)	12,997	20,544	16,640	8,404	9,188

Total operating expenses	88,499	120,291	141,392	71,099	75,702

Operating income (loss)	(5,997)	(21,577)	4,927	(4,566)	8,204

Interest income	2,376	3,507	2,614	1,277	1,249
Other income (expense), net	(503)	(1,991)	1,710	(704)	212

Income (loss) before income taxes	(4,124)	(20,061)	9,251	(3,993)	9,665

Provision for income taxes	1,220	1,781	1,888	1,094	1,315

Net income (loss)	(5,344)	(21,842)	7,363	(5,087)	8,350
Premium paid on repurchase of convertible preferred stock(3)	—	—	—	—	(9,266)

Net income (loss) attributable to common stockholders	$(5,344)	$(21,842)	$7,363	$(5,087)	$(916)

Net income (loss) per share attributable to common stockholders:
Basic	$(0.28)	$(1.13)	$0.37	$(0.26)	$(0.04)

Diluted	$(0.28)	$(1.13)	$0.11	$(0.26)	$(0.04)

Weighted-average shares outstanding:
Basic	18,861	19,276	20,017	19,578	20,770

Diluted	18,861	19,276	67,122	19,578	20,770

Pro-forma net income (loss) per share (unaudited):
Basic			$0.13		$(0.02)

Diluted			$0.11		$(0.02)

Pro-forma weighted-average shares outstanding used in calculating net income (loss) per share (unaudited):
Basic			57,493		58,246

Diluted			67,122		58,246

(1)	Our fiscal years ended on December 31, 2006, December 30, 2007 and December 28, 2008.

(2)	Includes stock-based compensation expense as follows:

	Fiscal Year			Six Months Ended
	2006	2007	2008	June 29, 2008	June 28, 2009
	(in thousands)
Cost of product revenue	$99	$553	$67	$27	$51
Cost of services revenue	52	416	400	172	296
Research and development	135	1,452	1,049	428	876
Sales and marketing	354	3,928	2,512	1,220	1,336
General and administrative	414	2,983	1,271	575	784

Total stock-based compensation	$1,054	$9,332	$5,299	$2,422	$3,343

(3)	This amount relates to the repurchase of convertible preferred stock (see Note 10 to Notes to Consolidated Financial Statements) during the first six months of fiscal 2009. The repurchase amount per share over the carrying value per share of the convertible preferred stock is considered similar to a dividend paid and thus the total amount is subtracted from net income to arrive at earnings available to common stockholders when deriving earnings per share.

	As of June 28, 2009
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$136,422	$136,422
Working capital	31,631	31,631
Total assets	210,568	210,568
Current and long-term debt	—	—
Deferred revenue, current and long-term	185,069	185,069
Convertible preferred stock	91,185	—
Common stock including additional paid-in capital	15,608	106,793
Total stockholders’ equity (deficit)	(7,809)	(7,809)

(1)	The pro forma column in the summary consolidated balance sheet data above reflects the automatic conversion of all outstanding shares of our convertible preferred stock into common stock immediately prior to the closing of this offering.

(2)	The pro forma as adjusted column in the summary consolidated balance sheet data table above reflects:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into common stock immediately prior to the closing of this offering; and

•

our receipt of the estimated net proceeds from the sale of              shares of common stock offered by us in this offering, based on an assumed initial public offering price of $              per share, which is the midpoint of the range reflected on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

				Six Months Ended or as of
	Fiscal Year or as of Fiscal Year End			June 29, 2008	June 28, 2009
	2006	2007	2008
	(dollars in thousands)
Additional Key Metrics:
Revenue	$123,466	$155,366	$211,791	$98,311	$115,539
Gross margin	66.8%	63.5%	69.1%	67.7%	72.6%

Operating income (loss)(1)	$(5,997)	$(21,577)	$4,927	$(4,566)	$8,204
Operating margin	(4.9)%	(13.9)%	2.3%	(4.6)%	7.0%

Total deferred revenue(2)	$93,376	$131,255	$171,617	$153,179	$185,069
Increase in total deferred revenue(2)	18,872	37,879	40,362	21,924	13,452
Cash, cash equivalents and short-term investments	64,041	90,161	124,190	104,843	136,422
Cash flow from operations	3,409	27,669	37,686	15,843	29,893
(1) Includes stock-based compensation expense:	$1,054	$9,332	$5,299	$2,422	$3,343

(2)	Deferred revenue consists of amounts that have been invoiced but have not yet been recognized as revenue.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition and results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business

We have a history of losses and may not maintain profitability, and our revenue growth may not continue.

We have incurred net losses in most fiscal years since our inception, including net losses of $59.0 million in fiscal 2004, $14.2 million in fiscal 2005, $5.3 million in fiscal 2006 and $21.8 million in fiscal 2007. As a result, we had an accumulated deficit of $111.8 million at June 28, 2009. Although we were profitable in fiscal 2008, we may not be able to sustain profitability in future periods if we fail to increase revenue or deferred revenue, manage our cost structure, or are subject to unanticipated liabilities. Revenue growth may slow or revenue may decline for a number of possible reasons, including slowing demand for our products or services, increasing competition, a decrease in the growth of our overall market, or if we fail for any reason to continue to capitalize on growth opportunities. Any failure by us to maintain profitability and continue our revenue growth could cause the price of our common stock to materially decline.

Our quarterly operating results are likely to vary significantly and be unpredictable, which could cause the trading price of our stock to decline.

Our operating results have historically varied from period to period, and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control, including:

•	the level of demand for our products and services, and the timing of channel partner and end-customer orders;

•	the timing of shipments, which may depend on many factors such as inventory and logistics and our ability to ship new products on schedule and accurately forecast inventory requirements;

•	the mix of products sold, the mix of revenue between products and services and the degree to which products and services are bundled and sold together for a package price;

•	the budgeting cycles and purchasing practices of our channel partners and end-customers;

•	seasonal buying patterns of our end-customers;

•

the timing of revenue recognition for our sales, which may be affected by both the mix of sales by our “sell-in” versus our “sell-through” channel partners, and by the extent to which we bring on new distributors;

•	the accuracy and timing of point of sale reporting by our sell-through distributors, which impacts our ability to recognize revenue;

•	the level of perceived threats to network security, which may fluctuate from period to period;

•	changes in end-customer, distributor or reseller requirements or market needs;

•	changes in the growth rate of the network security or UTM markets;

•

the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of our industry, including consolidation among our competitors or end-customers;

•	deferral of orders from end-customers in anticipation of new products or product enhancements announced by us or our competitors;

•	decisions by potential end-customers to purchase network security solutions from larger, more established security vendors or from their primary network equipment vendors;

•	price competition;

•	changes in customer renewal rates for our services;

•	insolvency or credit difficulties confronting our customers, affecting their ability to purchase or pay for our products and services;

•	insolvency or credit difficulties confronting our key suppliers, which could disrupt our supply chain;

•	general economic conditions, both domestically and in our foreign markets;

•	future accounting pronouncements or changes in our accounting policies; and

•

increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates, since a significant portion of our expenses are incurred and paid in currencies other than U.S. dollars.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our quarterly operating results. This variability and unpredictability could result in our failing to meet our revenue or operating results expectations or those of securities analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class action suits. In addition, a significant percentage of our operating expenses are fixed in nature and based on forecasted revenue trends. Accordingly, in the event of revenue shortfalls, we are generally unable to mitigate the negative impact on margins in the short term.

Reliance on a concentration of shipments at the end of the quarter could cause our revenue to fall below expected levels, resulting in a decline in our stock price.

As a result of customer-buying patterns and the efforts of our sales force and channel partners to meet or exceed quarterly quotas, historically we have received a substantial portion of a quarter’s sales orders and generated a substantial portion of a quarter’s revenue during the last two weeks or last days of the quarter. If expected revenue at the end of any quarter is delayed for any reason, including the failure of anticipated purchase orders to materialize, our or our logistics partners’ inability to ship products prior to quarter-end to fulfill purchase orders received near the end of the quarter, our failure to manage inventory properly in a way to meet demand, or our inability to release new products on schedule, our revenue for that quarter could fall below our expectations or those of securities analysts and investors, resulting in a decline in our stock price.

We rely significantly on revenue from subscription and support services which may decline, and, because we recognize revenue from subscriptions and support services over the term of the relevant service period, downturns or upturns in sales are not immediately reflected in full in our operating results.

Our services revenue accounted for 32.1% of our total revenue for fiscal 2006, 47.7% of our total revenue for fiscal 2007, 49.7% of our total revenue for fiscal 2008 and 56.3% of our total revenue for the first six months of fiscal 2009. Sales of new or renewal subscription and services contracts may decline or fluctuate as a result of a number of factors, including end-customers’ level of satisfaction with our products and services, the prices of our products and services, the prices of products and services offered by our competitors or reductions in our customers’ spending levels. If our sales of new or renewal subscription and services contracts decline, our revenue and revenue growth may decline and our business will suffer. In addition we recognize subscription and service revenue monthly over the term of the relevant service period, which is typically one year but has been as long as five years. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from subscription and services contracts entered into during previous quarters. Consequently, a decline in new or renewed subscription or service contracts in any one quarter will not be fully reflected in revenue in that quarter, but will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our subscriptions or services are not reflected in full in our results of operations until future periods. Our subscription and service revenue also makes it difficult for us to rapidly increase our revenue through additional service sales in any period, as revenue from new and renewal service contracts must be recognized over the applicable service period.

Managing inventory of our products and product components is complex; insufficient inventory may result in lost sales opportunities or delayed revenue, while excess inventory may harm our gross margins.

Our channel partners may increase orders during periods of product shortages, cancel orders if their inventory is too high, return product or take advantage of price protection (if any), or delay orders in anticipation of new products. They also may adjust their orders in response to the supply of our products and the products of our competitors that are available to them and in response to seasonal fluctuations in end-customer demand. Management of our inventory is further complicated by the significant number of different products that we sell and the fact that we sell models that must meet regulatory requirements, such as the European Union’s Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive, or the EU RoHS.

In addition, for those channel partners that have rights of return, inventory held by such channel partners affects our results of operations. Our inventory management systems and related supply chain visibility tools may be inadequate to enable us to effectively manage inventory. Inventory management remains an area of focus as we balance the need to maintain inventory levels that are sufficient to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. If we ultimately determine that we have excess inventory, we may have to reduce our prices and write-down inventory, which in turn could result in lower gross margins. For example, in the third and fourth quarters of fiscal 2007 we had excess inventory, resulting in significant inventory write-offs. Alternatively, insufficient inventory levels may lead to shortages that result in delayed revenue or loss of sales opportunities altogether as potential end-customers turn to competitors’ products that are readily available. If we are unable to effectively manage our inventory and that of our distribution partners, our results of operations could be adversely affected.

We rely on third-party channel partners to generate substantially all of our revenue; if our partners fail to perform, our ability to sell our products and services will be limited, and, if we fail to optimize our channel partner model going forward, our operating results will be harmed.

Substantially all of our revenue is generated through sales by our channel partners, which include distributors and resellers. We depend upon our channel partners to generate sales opportunities and manage the sales process. To the extent our channel partners are unsuccessful in selling our products, or we are unable to enter into arrangements with, and retain a sufficient number of high quality channel partners in each of the regions in which we sell products, and keep them motivated to sell our products, our ability to sell our products and operating results will be harmed.

We provide sales channel partners with specific programs to assist them in selling our products, but there can be no assurance that these programs will be effective. In addition, our channel partners may be unsuccessful in marketing, selling and supporting our products and services. Our channel partners generally do not have minimum purchase requirements. They may also market, sell and support products and services that are competitive with ours, and may devote more resources to the marketing, sales and support of such products. They may have incentives to promote our competitors’ products to the detriment of our own. They may cease selling our products altogether. We cannot assure you that we will retain these channel partners or that we will be able to secure additional or replacement partners. The loss of one or more of our significant channel partners or the failure to obtain and ship a number of large orders each quarter through them could harm our operating results. During fiscal 2007, 2008 and the first six months of fiscal 2009, Alternative Technology, Inc., a subsidiary of Arrow Electronics, Inc., was our most significant channel partner, accounting for 12%, 12% and 13%, respectively, of our total revenue. Any new sales channel partner will require extensive training and may take several months or more to achieve productivity.

Our channel partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our channel partners misrepresent the functionality of our products or services to end-customers or our channel partners violate laws or our corporate policies. If we fail to manage existing sales channels, our business will be seriously harmed.

If we are not successful in continuing to execute our strategy to increase our sales to larger end-customers, our results of operations may suffer.

An important part of our growth strategy is to increase sales of our products to large enterprises, service providers and government entities. Sales to enterprises, service providers and government entities involve risks that may not be present (or that are present to a lesser extent) with sales to small-to-mid-sized entities. These risks include:

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increased competition from larger competitors, such as Cisco Systems, Inc., Check Point Software Technologies Ltd., McAfee, Inc. and Juniper Networks, Inc., that traditionally target enterprises, service providers and government entities and that may already have purchase commitments from those end-customers;

•	increased purchasing power and leverage held by large end-customers in negotiating contractual arrangements with us;

•	more stringent requirements in our support service contracts, including stricter support response times, and increased penalties for any failure to meet support requirements; and

•	longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer who elects not to purchase our products and services.

Large enterprises, service providers and government entities often undertake a significant evaluation process that results in a lengthy sales cycle, in some cases over twelve months. Although we have a channel sales model, our sales representatives typically engage in direct interaction with our distributors and resellers in connection with sales to larger end-customers. Due to the lengthy nature, the size and scope, and stringent requirements of these evaluations, we typically provide evaluation products to these customers. We may spend substantial time, effort and money in our sales efforts without being successful in producing any sales. If we are unsuccessful in converting these evaluations into sales, we may experience an increased inventory of used products and potential increased write-offs. In addition, product purchases by enterprises, service providers and government entities are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. Finally, enterprise, service providers and government entities typically have longer implementation cycles; require greater product functionality and scalability and a broader range of services, including design services; demand that vendors take on a larger share of risks; sometimes require acceptance provisions that can lead to a delay in revenue recognition; and expect greater payment flexibility from vendors. All these factors can add further risk to business conducted with these customers. If sales expected from a large end-customer for a particular quarter are not realized in that quarter or at all, our business, operating results and financial condition could be materially and adversely affected.

The average sales prices of our products may decrease, which may reduce our gross profits.

The average sales prices for our products may decline for a variety of reasons, including competitive pricing pressures, discounts we offer, a change in our mix of products, anticipation of the introduction of new products or promotional programs. Competition continues to increase in the market segments in which we participate and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product offerings may reduce the price of products that compete with ours in order to promote the sale of other products or may bundle them with other products. Furthermore, we anticipate that the average sales prices and gross profits for our products will decrease over product life cycles. We cannot assure you that we will be successful in developing and introducing new offerings with enhanced functionality on a timely basis, or that our product offerings, if introduced, will enable us to maintain our prices and gross profits at levels that will allow us to maintain profitability.

Defects or vulnerabilities in our products or services, the failure of our products or services to prevent a virus or security breach, or misuse of our products could harm our reputation and divert resources.

Because our products and services are complex, they may contain defects or errors that are not detected until after their commercial release and deployment by our customers. Further, these defects or vulnerabilities may cause our products or services to be vulnerable to electronic break-ins. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques. In addition, defects or errors in our FortiGuard subscription updates or our FortiGate appliances could result in a failure of our FortiGuard services to effectively update end-customers’ FortiGate appliances and thereby leave customers vulnerable to attacks. Furthermore, our solutions may also fail to detect or prevent viruses, worms or similar threats due to a number of reasons such as the evolving nature of such threats and the continual emergence of new threats that we may fail to add to our FortiGuard databases in time to protect our end-customers’ networks. Our FortiGuard or FortiCare data centers and networks may also experience technical failures and downtime, and may fail to distribute appropriate updates, or fail to meet the increased requirements of a growing customer base. Any such technical failure, downtime, or failures in general may temporarily or permanently expose our end-customers’ networks, leaving their networks unprotected against the latest security threats.

An actual or perceived security breach or infection of the network of one of our end-customers, regardless of whether the breach is attributable to the failure of our products or services to prevent the security breach, could adversely affect the market’s perception of our security products. We may not be able to correct any security flaws or vulnerabilities promptly, or at all. Our products may also be misused by end-customers or third parties who obtain access to our products. For example, our products could be used to censor private access to certain information on the Internet. Such use of our products for censorship could result in negative press coverage and negatively affect our reputation, even if we take reasonable measures to prevent any improper shipment of our products or if our products are provided by an unauthorized third-party. Any defects, errors or vulnerabilities in our products, or misuse of our products, could result in:

•	expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate or work-around errors or defects or to address and eliminate vulnerabilities;

•	loss of existing or potential end-customers or channel partners;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	negative publicity, which will harm our reputation; and

•	litigation, regulatory inquiries or investigations that may be costly and harm our reputation.

Our business and operations have experienced rapid growth, and if we do not appropriately manage any future growth, or are unable to improve our systems and processes, our operating results will be negatively affected.

We have a high volume business that has grown over the last several years. We rely heavily on information technology systems to help manage critical functions such as order processing, revenue recognition, financial forecasts and inventory and supply chain management. However, we have been slow to adopt and implement certain automated functions, like Electronic Data Interchange, which could have a negative impact on our business. For example, a large part of our order processing relies on the manual processing of emails from our customers. Combined with the fact the we may receive a majority of our orders in the last few weeks of any given quarter, a significant interruption in our email service could result in delayed order fulfillment and decreased revenue for that quarter. To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, operating and administrative systems and controls, and continue to manage headcount, capital and processes in an efficient manner. We may not be able to successfully implement improvements to these systems and processes in a timely or efficient manner. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud. Our failure to improve our systems and processes, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to accurately forecast our revenue, expenses and earnings, or to prevent certain losses. Our productivity and the quality of our products and services may be adversely affected if we do not integrate and train our new employees quickly and effectively. Any future growth would add complexity to our organization and require effective coordination among our organization. Failure to manage any future growth effectively could result in increased costs and harm our results of operations.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation, valuation of inventory, warranty liabilities and accounting for income taxes.

We offer retroactive price protection to certain of our major distributors, and if we fail to balance their inventory with end-customer demand for our products, our allowance for price protection may be inadequate, which could adversely affect our results of operations.

We provide certain of our major distributors with price protection rights for inventories of our products held by them. If we reduce the list price of our products, certain distributors receive refunds or credits from us that reduce the price of such products held in their inventory based upon the new list price. As of June 28, 2009, we estimated that approximately $1.9 million of our products in our distributors’ inventory were subject to price protection. Future credits for price protection will depend on the percentage of our price reductions for the products in inventory and our ability to manage the levels of our major distributors’ inventories. If future price protection adjustments are higher than expected, our future results of operations could be materially and adversely affected.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously harm our business, financial condition and results of operations. We have experienced turnover in our management-level personnel. None of our key employees has an employment agreement for a specific term, and any of our employees may terminate their employment at any time. Our ability to continue to attract and retain highly skilled personnel will be critical to our future success. Competition for highly skilled personnel is frequently intense, especially in the locations where we have a substantial presence and need for highly-skilled personnel: the San Francisco Bay Area, Vancouver, Canada and Beijing, China. A large portion of our employee base is substantially vested in significant stock option grants, and the ability to exercise those grants and sell their stock in a public market after the closing of this offering may result in a larger than normal turn-over rate. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

We are dependent on the continued services and performance of our senior management, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and continuing contributions of our senior management to execute on our business plan, and to identify and pursue new opportunities and product innovations. The loss of services of senior management, particularly Ken Xie, our Co-founder, President and Chief Executive Officer, Michael Xie, our Co-founder, Vice President of Engineering and Chief Technical Officer, and Ken Goldman, our Vice President and Chief Financial Officer, could significantly delay or prevent the achievement of our development and strategic objectives. In addition, key personnel may be distracted by activities unrelated to our business. The loss of the services, or distraction, of our senior management for any reason could adversely affect our business, financial condition and results of operations.

If we are unable to establish fair value for any undelivered element of a customer order, revenue relating to the entire order will be deferred and recognized over future periods. A delay in the recognition of revenue for a significant portion of our sales in a particular quarter may cause our stock price to decline.

In the course of our selling efforts, we typically enter into arrangements that require us to deliver a combination of products and services. We refer to each individual product or service as an “element” of the overall arrangement. These arrangements typically require us to deliver particular elements in a future period. As we discuss further in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition”, if we are unable to determine the fair value of any undelivered elements, we are required by generally accepted accounting principles, or GAAP, to defer revenue from the entire arrangement rather than just the undelivered elements. If we are required to defer revenue from the entire arrangement for a significant portion of our product sales, our revenue for that quarter could fall below our expectations or those of securities analysts and investors, resulting in a decline in our stock price.

Adverse economic conditions or reduced information technology spending may adversely impact our business.

Our business depends on the overall demand for information technology and on the economic health of our current and prospective customers. In addition, the purchase of our products is often discretionary and may involve a significant commitment of capital and other resources. We believe the current global economic downturn may have adversely affected our total revenue in the first six months of fiscal 2009. Continued weak global economic conditions, or a reduction in information technology spending even if economic conditions improve, could adversely impact our business, financial condition and results of operations in a number of ways, including longer sales cycles, lower prices for our products and services, higher default rates among our distributors, reduced unit sales and lower or no growth.

Because we depend on several third-party manufacturers to build our products, we are susceptible to manufacturing delays that could prevent us from shipping customer orders on time, if at all, and may result in the loss of sales and customers.

We outsource the manufacturing of our security appliance products to a variety of contract manufacturing partners and original design manufacturing partners.

Our reliance on our third-party manufacturers reduces our control over the manufacturing process, exposing us to risks, including reduced control over quality assurance, product costs and product supply. Any manufacturing disruption by our third-party manufacturers could impair our ability to fulfill orders. If we are unable to manage our relationships with these third-party manufacturers effectively, or if these third-party manufacturers experience delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, or fail to meet our future requirements for timely delivery, our ability to ship products to our customers could be impaired and our business would be seriously harmed.

These manufacturers fulfill our supply requirements on the basis of individual purchase orders. We have no long-term contracts or arrangements with certain of our third-party manufacturers that guarantee capacity, the continuation of particular payment terms or the extension of credit limits. Accordingly, they are not obligated to continue to fulfill our supply requirements, and the prices we are charged for manufacturing services could be increased on short notice. If we are required to change third-party manufacturers, our ability to meet our scheduled product deliveries to our customers would be adversely affected, which could cause the loss of sales and existing or potential customers, delayed revenue or an increase in our costs which could adversely affect our gross margins. Our individual product lines are generally manufactured by only one manufacturing partner. Any production interruptions for any reason, such as a natural disaster, epidemic, capacity shortages, or quality problems, at one of our manufacturing partners would severely affect sales of our product lines manufactured by that manufacturing partner.

Our proprietary FortiASIC, which is the key to the performance of our appliances, is fabricated by contract manufacturers in foundries operated by UMC and Taiwan Semiconductor Manufacturing Corporation, or TSMC. Faraday (using UMC’s foundry) and K-Micro (using TSMC’s foundry) manufacture our ASICs on a purchase order basis, and these foundries do not guarantee any capacity and could reject orders from either Faraday or K-Micro or try to increase pricing. Accordingly, the foundries are not obligated to continue to fulfill our supply requirements, and due to the long lead time that a new foundry would require, we could suffer temporary or long term inventory shortages of our FortiASIC as well as increased costs. Our suppliers may also prioritize orders by other companies that order higher volumes of products. If any of these suppliers materially delays its supply of ASICs or specific product models to us, or requires us to find an alternate supplier and we are not able to do so on a timely and reasonable basis, or if these foundries materially increase their prices for fabrication of our ASICs or specific product models, our business would be harmed.

In addition, our reliance on third-party manufacturers and foundries limits our control over environmental regulatory requirements such as the hazardous substance content of our products and therefore our ability to ensure compliance with the EU RoHS and other similar laws. See “If we fail to comply with environmental requirements, our business, financial condition, operating results and reputation could be adversely affected” for information on the effects of the failure to comply with these laws.

Because some of the key components in our products come from limited sources of supply, we are susceptible to supply shortages or supply changes, which could disrupt or delay our scheduled product deliveries to our customers and may result in the loss of sales and customers.

We and our contract manufacturers currently purchase several key parts and components used in the manufacture of our products from limited sources of supply. We are therefore subject to the risk of shortages in supply of these components and the risk that component suppliers discontinue or modify components used in our products. We have faced component shortages in the past. Certain of our limited source components for particular appliances and suppliers of those components include: specific types of central processing units from Intel Corporation, Advanced Micro Devices, Inc., RMI Corporation and VIA Technologies, Inc. and network chips from Broadcom Corporation, Marvell Technology Group Ltd. and Intel. The introduction by component suppliers of new versions of their products, particularly if not anticipated by us or our contract manufacturers, could require us to expend significant resources to incorporate these new components into our products. In addition, if these suppliers were to discontinue production of a necessary part or component, we would be required to expend significant resources and time in locating and integrating replacement parts or components from another vendor. Qualifying additional suppliers for limited source parts or components can be time-consuming and expensive.

Our manufacturing partners have experienced increasing lead times for the purchase of components incorporated into our products. Our reliance on a limited number of suppliers involves several additional risks, including:

•	a potential inability to obtain an adequate supply of required parts or components when required;

•	financial or other difficulties faced by our suppliers;

•	infringement or misappropriation of our intellectual property;

•	price increases;

•	failure of a component to meet environmental or other regulatory requirements;

•	failure to meet delivery obligations in a timely fashion; and

•	failure in component quality.

The occurrence of any of these would be disruptive to us and could seriously harm our business. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to meet our scheduled product deliveries to our distributors, resellers and end-customers. This could harm our relationships with our channel partners and end-customers and could cause delays in shipment of our products and adversely affect our results of operations.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our sales contracts are primarily denominated in U.S. dollars and therefore substantially all of our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our products to our customers outside of the United States, which could adversely affect our financial condition and results of operations. In addition, the majority of our operating expenses are incurred outside the United States, are denominated in foreign currency and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro and Canadian dollar. Although we have begun to hedge currency exposures relating to certain balance sheet accounts, we do not currently hedge currency exposures relating to operating expenses incurred outside of the United States, but we may do so in the future. If our attempts to hedge against these risks are not successful, our financial condition and results of operations could be adversely affected.

We generate a majority of revenue from sales to distributors, resellers and end-customers outside of the United States, and we are therefore subject to a number of risks associated with international sales and operations.

We market and sell our products throughout the world and have established sales offices in many parts of the world. Therefore, we are subject to risks associated with having worldwide operations. We are also subject to a number of risks typically associated with international sales and operations, including:

•	economic or political instability in foreign markets;

•	greater difficulty in enforcing contracts, accounts receivable collection and longer collection periods;

•	changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	the uncertainty of protection for intellectual property rights in some countries;

•	costs of compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations;

•	costs of complying with U.S. laws and regulations for foreign operations, including the Foreign Corrupt Practices Act, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our products in certain foreign markets, and the risks and costs of non-compliance;

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heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of financial statements and irregularities in financial statements;

•	the potential for political unrest, terrorism, hostilities or war;

•	management communication and integration problems resulting from cultural differences and geographic dispersion; and

•	multiple and possibly overlapping tax structures.

Product and service sales may be subject to foreign governmental regulations, which vary substantially from country to country. Further, we may be unable to keep up-to-date with changes in government requirements as they change from time to time. Failure to comply with these regulations could result in adverse affects to our business. In many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. regulations applicable to us. Although we implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, channel partners and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, channel partners or agents could result in delays in revenue recognition, financial reporting misstatements, fines, penalties, or the prohibition of the importation or exportation of our products and services and could have a material adverse effect on our business and results of operations.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Certain of our products are subject to U.S. export controls and may be exported outside the U.S. only with the required export license or through an export license exception, because we incorporate encryption technology into our products. If we were to fail to comply with U.S. export licensing, U.S. Customs regulations, U.S. economic sanctions and other laws we could be subject to substantial civil and criminal penalties, including fines for the company and incarceration for responsible employees and managers, and the possible loss of export or import privileges. In addition, if our channel partners fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected, through reputational harm and penalties. Obtaining the necessary export license for a particular sale may be time-consuming, and may result in the delay or loss of sales opportunities.

Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products to U.S. embargoed or sanctioned countries, governments and persons. Even though we take precautions to prevent our product from being shipped to U.S. sanctions targets, our products could be shipped to those targets by our channel partners, despite such precautions. Any such shipment could have negative consequences including government investigations and penalties and in reputational harm. In addition, various countries regulate the import of certain encryption technology, including import permitting/licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products globally or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

If we fail to comply with environmental requirements, our business, financial condition, operating results and reputation could be adversely affected.

We are subject to various environmental laws and regulations including laws governing the hazardous material content of our products and laws relating to the recycling of electrical and electronic equipment. The laws and regulations to which we are subject include the European Union, or EU, RoHS and the EU Waste Electrical and Electronic Equipment (WEEE) Directive as well as the implementing legislation of the EU member states. Similar laws and regulations have been passed or are pending in China, South Korea, Norway and Japan and may be enacted in other regions, including in the United States and we are, or may in the future be, subject to these laws and regulations.

The EU RoHS and the similar laws of other jurisdictions ban the use of certain hazardous materials such as lead, mercury and cadmium in the manufacture of electrical equipment, including our products. We have incurred costs to comply with these laws, including research and development costs, costs associated with assuring the supply of compliant components and costs associated with writing off noncompliant inventory. We expect to incur more of these costs in the future. With respect to the EU RoHS, we and our competitors rely on an exemption for lead in network infrastructure equipment. It is possible this exemption will be revoked in the near future. If revoked, if there are other changes to these laws (or their interpretation) or if new similar laws are passed in other jurisdictions, we may be required to reengineer our products to use components compatible with these regulations. This reengineering and component substitution could result in additional costs to us or disrupt our operations or logistics.

The EU has also adopted the WEEE Directive, which requires electronic goods producers to be responsible for the collection, recycling and treatment of such products. Although currently our EU International channel partners are responsible for the requirements of this directive as the importer of record in most of the European countries in which we sell our products, changes in interpretation of the regulations may cause us to incur costs or have additional regulatory requirements in the future to meet in order to comply with this directive, or with any similar laws adopted in other jurisdictions.

Our failure to comply with these and future similar laws could result in reduced sales of our products, substantial product inventory write-offs, reputational damage, penalties and other sanctions.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

Sales to U.S. and foreign federal, state and local governmental agency end-customers have accounted for a portion of our revenue in past periods, and we may in the future increase sales to government entities. Sales into government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will win a sale. Government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products. Most of our sales to government entities have been made indirectly through our distribution channel. Government entities may have contractual or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and, although our contracts with our distributors generally do not contain such termination rights, any such termination may adversely impact our future results of operations. Governments routinely investigate and audit government contractors’ administrative processes, and, any unfavorable audit could result in the government refusing to continue buying our products and services, a reduction of revenue, fines or civil or criminal liability if the audit uncovers improper or illegal activities. Any such penalties could adversely impact our results of operations in a material way. Finally, for purchases by the U.S. government, the government may require certain products to be manufactured in the United States and other high cost manufacturing locations, and we may not manufacture all products in locations that meet the requirements of the U.S. government.

False detection of viruses or security breaches or false identification of spam or spyware could adversely affect our business.

Our antivirus and our intrusion prevention services may falsely detect viruses or other threats that do not actually exist. This risk is heightened by the inclusion of a “heuristics” feature in our products, which attempts to identify viruses and other threats not based on any known signatures but based on characteristics or anomalies that may indicate that a particular item is a threat. When our end-customers enable the heuristics feature in our products, the risk of falsely identifying viruses and other threats significantly increases. These false positives, while typical in the industry, may impair the perceived reliability of our products and may therefore adversely impact market acceptance of our products. Also, our antispam and antispyware services may falsely identify emails or programs as unwanted spam or potentially unwanted programs, or alternatively fail to properly identify unwanted emails or programs, particularly as spam emails or spyware are often designed to circumvent antispam or spyware products. Parties whose emails or programs are blocked by our products may seek redress against us for labeling them as spammers or spyware, or for interfering with their business. In addition, false identification of emails or programs as unwanted spam or potentially unwanted programs may reduce the adoption of our products. If our system restricts important files or applications based on falsely identifying them as malware or some other item that should be restricted, this could adversely affect end-customers’ systems and cause material system failures. Any such false identification of important files or applications could result in negative publicity, loss of end-customers and sales, increased costs to remedy any problem, and costly litigation.

If our internal network system is compromised by computer hackers, public perception of our products and services will be harmed.

We will not succeed unless the marketplace is confident that we provide effective network security protection. Because we provide network security products, we may be a more attractive target for attacks by computer hackers. Although we have not experienced significant damages from unauthorized access by a third-party of our internal network, if an actual or perceived breach of network security occurs in our internal systems it could adversely affect the market perception of our products and services. In addition, such a security breach could impair our ability to operate our business, including our ability to provide subscription and support services to our end-customers. If this happens, our revenue could decline and our business could suffer.

Our ability to sell our products is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers’ networks, our end-customers depend on our technical support services, as well as the support of our channel partners, to resolve any issues relating to our products. If we or our channel partners do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. Many enterprise, service provider and government entity end-customers require higher levels of support than smaller end-customers. If we fail to meet the requirements of the larger end-customers, it may be more difficult to execute on our strategy to increase our penetration with larger end-customers. As a result, our failure to maintain high quality support services would have a material adverse effect on our business, financial condition and results of operations.

Changes in our provision for income taxes or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

Our provision for income taxes is subject to volatility and could be adversely affected by:

•	our earnings being lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates;

•	changes in the valuation of our deferred tax assets and liabilities;

•	expiration of or lapses in the research and development tax credit laws;

•	transfer pricing adjustments including the effect of acquisitions on our intercompany research and development cost sharing arrangement and legal structure;

•	tax effects of nondeductible compensation;

•	tax costs related to intercompany realignments;

•	changes in accounting principles; or

•

changes in tax laws and regulations including possible changes in the United States to the taxation of earnings of our foreign subsidiaries, and the deductibility of expenses attributable to foreign income, or the foreign tax credit rules.

Significant judgment is required to determine the recognition and measurement attribute prescribed in Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109”, or FIN 48. In addition, FIN 48 applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes or additional paid-in capital. Further, as a result of certain of our ongoing employment and capital investment actions and commitments, our income in certain countries is subject to reduced tax rates and in some cases is wholly exempt from tax. Our failure to meet these commitments could adversely impact our provision for income taxes. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our results of operations.

Forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and there may be material differences between our forecasted and actual tax rates.

Forecasts of our income tax position and effective tax rate are complex and subject to uncertainty because our income tax position for each year combines the effects of a mix of profits earned and losses incurred by us in various tax jurisdictions with a broad range of income tax rates, as well as changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules and changes to these rules and tax laws, the results of examinations by various tax authorities, and the impact of any acquisition, business combination or other reorganization or financing transaction. To forecast our global tax rate, we estimate our pre-tax profits and losses by jurisdiction and forecast our tax expense by jurisdiction. If the mix of profits and losses, our ability to use tax credits, or effective tax rates by jurisdiction is different than those estimated, our actual tax rate could be materially different than forecasted, which could have a material impact on our results of business, financial condition and results of operations.

As a multinational corporation, we conduct our business in many countries and are subject to taxation in many jurisdictions. The taxation of our business is subject to the application of multiple and sometimes conflicting tax laws and regulations as well as multinational tax conventions. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide earnings or losses, the tax regulations and tax holidays in each geographic region, the availability of tax credits and carryforwards, and the effectiveness of our tax planning strategies. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings. Consequently, taxing authorities may impose tax assessments or judgments against us that could materially impact our tax liability and/or our effective income tax rate.

In addition, we may be subject to examination of our income tax returns by the Internal Revenue Service and other tax authorities. If tax authorities challenge the relative mix of U.S. and international income, our future effective income tax rates could be adversely affected. While we regularly assess the likelihood of adverse outcomes from such examinations and the adequacy of our provision for income taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority will not have an adverse effect on our business, financial condition and results of operations.

Our inability to acquire and integrate other businesses, products or technologies could seriously harm our competitive position.

In order to remain competitive, we may seek to acquire additional businesses, products or technologies. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms of the acquisition, financing the acquisition, or effectively integrating the acquired business, product or technology into our existing business and operations. We may have difficulty incorporating acquired technologies or products with our existing product lines and maintaining uniform standards, controls, procedures and policies. Our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues with the company’s intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer issues. In addition, any acquisitions we are able to complete may not be accretive to earnings and may not result in any synergies or other benefits we had expected to achieve, which could result in substantial write-offs. Further, completing a potential acquisition and integrating an acquired business, products or technologies will significantly divert management time and resources.

Our business is subject to the risks of warranty claims, product returns, product liability and product defects.

Our products are very complex and, despite testing prior to their release, can contain undetected errors or failures, especially when first introduced or when new versions are released. Product errors could affect the performance of our products, delay the development or release of new products or new versions of products, adversely affect our reputation and our end-customers’ willingness to buy products from us and adversely affect market acceptance or perception of our products. Any such errors or delays in releasing new products or new versions of products or allegations of unsatisfactory performance could cause us to lose revenue or market share, increase our service costs, cause us to incur substantial costs in redesigning the products, cause us to lose significant end-customers, subject us to liability for damages and divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations and financial condition. Our products must successfully interoperate with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. The occurrence of hardware and software errors, whether or not caused by our products, could delay or reduce market acceptance of our products, and have an adverse effect on our business and financial performance, and any necessary revisions may cause us to incur significant expenses. The occurrence of any such problems could harm our business, financial condition and results of operations.

Although we have limitation of liability provisions in our standard terms and conditions of sale, they may not fully or effectively protect us from claims as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. The sale and support of our products also entail the risk of product liability claims. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management’s time and other resources.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by manmade problems such as terrorism.

A significant natural disaster, such as an earthquake, fire or a flood, or a significant power outage could have a material adverse impact on our business, operating results and financial condition. Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. In addition, natural disasters could affect our manufacturing vendors or logistics providers’ ability to perform services such as manufacturing products on a timely basis and assisting with shipments on a timely basis. For example, our primary international logistics provider is located in Taiwan which is an area known for typhoons. In the event our or our service providers’ information technology systems or manufacturing or logistics abilities are hindered by any of the events discussed above, shipments could be delayed, resulting in missing financial targets, such as revenue and shipment targets, for a particular quarter. In addition, acts of terrorism could cause disruptions in our business or the business of our manufacturers, logistics providers, partners, or end-customers or the economy as a whole. Given our typical concentration of sales at each quarter end, any disruption in the business of our manufacturers, logistics providers, partners or end-customers that impacts sales at the end of our quarter could have a significant adverse impact on our quarterly results. All of the aforementioned risks may be augmented if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above results in delays or cancellations of customer orders, or the delay in the manufacture, deployment or shipment of our products, our business, financial condition and results of operations would be adversely affected.

Risks Related to Our Industry

The network security market is rapidly evolving and the complex technology incorporated in our products makes them difficult to develop. If we do not accurately predict, prepare for and respond promptly to technological and market developments and changing end-customer needs, our competitive position and prospects will be harmed.

The network security market is expected to continue to evolve rapidly. Moreover, many of our end-customers operate in markets characterized by rapidly changing technologies and business plans, which require them to add numerous network access points and adapt increasingly complex enterprise networks, incorporating a variety of hardware, software applications, operating systems and networking protocols. In addition, computer hackers and others who try to attack networks employ increasingly sophisticated techniques to gain access to and attack systems and networks. The technology in our products is especially complex because it needs to effectively identify and respond to new and increasingly sophisticated methods of attack, while minimizing the impact on network performance. Additionally, some of our new products and enhancements may require us to develop new hardware architectures and ASICs that involve complex, expensive and time consuming research and development processes. Although the market expects rapid introduction of new products or product enhancements to respond to new threats, the development of these products is difficult and the timetable for commercial release and availability is uncertain and there can be long time periods between releases and availability of new products. We have in the past and may in the future experience unanticipated delays in the availability of new products and services and fail to meet previously announced timetables for such availability. For example, in the first quarter of fiscal 2009, we released a new model within our FortiGate product line and, after its initial release, we detected errors in the product that required us to redesign certain aspects of the product which delayed the availability of the product for one quarter and delayed our recognition of revenue from large orders that included such product until the following quarter when the product became available. If we do not quickly respond to the rapidly changing and rigorous needs of our end-customers by developing and releasing and making available on a timely basis new products and services or enhancements that can respond adequately to new security threats, our competitive position and business prospects will be harmed.

Our URL database for our Web filtering service may fail to keep pace with the rapid growth of URLs and may not categorize websites in accordance with our end-customers’ expectations.

The success of our Web filtering service depends on the breadth and accuracy of our URL database. Although our URL database currently catalogs millions of unique URLs, it contains only a portion of the URLs for all of the websites that are available on the Internet. In addition, the total number of URLs and software applications is growing rapidly, and we expect this rapid growth to continue in the future. Accordingly, we must identify and categorize content for our security risk categories at an extremely rapid rate. Our database and technologies may not be able to keep pace with the growth in the number of websites, especially the growing amount of content utilizing foreign languages and the increasing sophistication of malicious code and the delivery mechanisms associated with spyware, phishing and other hazards associated with the Internet. Further, the ongoing evolution of the Internet and computing environments will require us to continually improve the functionality, features and reliability of our Web filtering function. Any failure of our databases to keep pace with the rapid growth and technological change of the Internet will impair the market acceptance of our products, which in turn will harm our business, financial condition and results of operations.

In addition, our Web filtering service may not be successful in accurately categorizing Internet and application content to meet our end-customers’ expectations. We rely upon a combination of automated filtering technology and human review to categorize websites and software applications in our proprietary databases. Our end-customers may not agree with our determinations that particular URLs should be included or not included in specific categories of our databases. In addition, it is possible that our filtering processes may place material that is objectionable or that presents a security risk in categories that are generally unrestricted by our users’ Internet and computer access policies, which could result in such material not being blocked from the network. Conversely, we may miscategorize websites such that access is denied to websites containing information that is important or valuable to our customers. Any miscategorization could result in customer dissatisfaction and harm our reputation. Any failure to effectively categorize and filter websites according to our end-customers’ and channel partners’ expectations will impair the growth of our business.

If our new products and product enhancements do not achieve sufficient market acceptance, our results of operations and competitive position will suffer.

We spend substantial amounts of time and money to research and develop new products and enhanced versions of our existing products to incorporate additional features, improved functionality or other enhancements in order to meet our customers’ rapidly evolving demands for network security in our highly competitive industry. When we develop a new product or an enhanced version of an existing product, we typically incur expenses and expend resources upfront to market, promote and sell the new offering. Therefore, when we develop and introduce new or enhanced products, they must achieve high levels of market acceptance in order to justify the amount of our investment in developing and bringing them to market.

Our new products or product enhancements could fail to attain sufficient market acceptance for many reasons, including:

•	delays in releasing our new products or enhancements to the market;

•	failure to accurately predict market demand in terms of product functionality and to supply products that meet this demand in a timely fashion;

•	inability to interoperate effectively with the networks or applications of our prospective end-customers;

•	inability to protect against new types of attacks or techniques used by hackers;

•	defects, errors or failures;

•	negative publicity about their performance or effectiveness;

•	introduction or anticipated introduction of competing products by our competitors;

•	poor business conditions for our end-customers, causing them to delay IT purchases;

•	easing of regulatory requirements around security; and

•	reluctance of customers to purchase products incorporating open source software.

If our new products or enhancements do not achieve adequate acceptance in the market, our competitive position will be impaired, our revenue will be diminished and the effect on our operating results may be particularly acute because of the significant research, development, marketing, sales and other expenses we incurred in connection with the new product or enhancement.

Unless we develop better market awareness of our company and our products, our revenue may not continue to grow.

We are a relatively new entrant in the network security market and we believe that we have not yet established sufficient market awareness of our participation in that market. Market awareness of our capabilities and products is essential to our continued growth and our success in all of our markets, particularly for the large enterprise, service provider and government entities markets. If our marketing programs are not successful in creating market awareness of our company and products, our business, financial condition and results of operations will be adversely affected, and we will not be able to achieve sustained growth.

Demand for Unified Threat Management products may be limited by market perception that UTM products are inferior to network security solutions from multiple vendors.

Sales of most of our products depend on increased demand for UTM products. If the UTM market fails to grow as we anticipate, our business will be seriously harmed. Target customers may view UTM “all-in-one” solutions as inferior to security solutions from multiple vendors because of, among other things, their perception that UTM products provide security functions from only a single vendor and do not allow users to choose “best-of-breed” defenses from among the wide range of dedicated security applications available. Target customers might also perceive that, by combining multiple security functions into a single platform, UTM solutions create a “single point of failure” in their networks, which means that an error, vulnerability or failure of the UTM product may place the entire network at risk. In addition, the market perception that UTM solutions may be suitable only for small and medium sized businesses because UTM lacks the performance capabilities and functionality of other solutions may harm our sales to large enterprise, service provider, and government entity end-customers. If the foregoing concerns and perceptions become prevalent, even if there is no factual basis for these concerns and perceptions, or if other issues arise with the UTM market in general, demand for UTM products could be severely limited, which would limit our growth and harm our business, financial condition and results of operations. Further a successful and publicized targeted attack against us or another well known UTM vendor exposing a “single point of failure” could significantly increase these concerns and perceptions and may result limited growth and harm our business and results of operations.

We face intense competition in our market, especially from larger, better-known companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The market for network security products is intensely competitive and we expect competition to intensify in the future. Our competitors include networking companies such as Cisco Systems, Inc. and Juniper Networks, Inc., security vendors such as Check Point Software Technologies Ltd., McAfee, Inc., and SonicWALL, Inc., and other point solution security vendors.

Many of our existing and potential competitors enjoy substantial competitive advantages such as:

•	greater name recognition and longer operating histories;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with distribution partners and end-customers;

•	access to larger customer bases;

•	greater customer support resources;

•	greater resources to make acquisitions;

•	lower labor and development costs; and

•	substantially greater financial, technical and other resources.

In addition, some of our larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products in a manner that discourages users from purchasing our products. These larger competitors often have broader product lines and market focus, are in a better position to withstand any significant reduction in capital spending by end-customers in these markets, and will therefore not be as susceptible to downturns in a particular market. Also, many of our smaller competitors that specialize in providing protection from a single type of network security threat are often able to deliver these specialized network security products to the market more quickly than we can. Some of our smaller competitors are using third-party chips designed to accelerate performance. Conditions in our markets could change rapidly and significantly as a result of technological advancements or continuing market consolidation. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. In addition, current or potential competitors may be acquired by third parties with greater available resources, such as Juniper’s acquisition of NetScreen Technologies, Inc., McAfee’s acquisition of Secure Computing Corporation and Check Point’s acquisition of Nokia’s security appliance business. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of acquisition or other opportunities more readily or develop and expand their product and service offerings more quickly than we do. In addition, our competitors may bundle products and services competitive with ours with other products and services. Customers may accept these bundled products and services rather than separately purchasing our products and services. Due to budget constraints or economic downturns, organizations may be more willing to incrementally add solutions to their existing network security infrastructure from competitors than to replace it with our solutions. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer customer orders, reduced revenue and gross margins and loss of market share.

If functionality similar to that offered by our products is incorporated into existing network infrastructure products, organizations may decide against adding our appliances to their network, which would have an adverse effect on our business.

Large, well-established providers of networking equipment such as Cisco Systems, Inc. and Juniper Networks, Inc. offer, and may continue to introduce, network security features that compete with our products, either in stand-alone security products or as additional features in their network infrastructure products. The inclusion of, or the announcement of an intent to include, functionality perceived to be similar to that offered by our security solutions in networking products that are already generally accepted as necessary components of network architecture may have an adverse effect on our ability to market and sell our products. Furthermore, even if the functionality offered by network infrastructure providers is more limited than our products, a significant number of customers may elect to accept such limited functionality in lieu of adding appliances from an additional vendor such as us. Many organizations have invested substantial personnel and financial resources to design and operate their networks and have established deep relationships with other providers of networking products, which may make them reluctant to add new components to their networks, particularly from other vendors such as us. In addition, an organization’s existing vendors or new vendors with a broad product offering may be able to offer concessions that we are not able to match because we currently offer only network security products and have fewer resources than many of our competitors. If organizations are reluctant to add additional network infrastructure from new vendors or otherwise decide to work with their existing vendors, our business, financial condition and results of operations will be adversely affected.

Risks Related to Intellectual Property

Our proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of our products without compensating us.

We rely primarily on patent, trademark, copyright and trade secrets laws, confidentiality procedures and contractual provisions to protect our technology. We purchased most of our issued U.S. patents and many of our pending U.S. patent applications from other entities. Valid patents may not issue from our pending applications, and the claims eventually allowed on any patents may not be sufficiently broad to protect our technology or products. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Patent applications in the United States are typically not published until 18 months after filing, or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, recent changes to the patent laws in the United States may bring into question the validity of certain software patents. As a result, we may not be able to obtain adequate patent protection or effectively enforce our issued patents.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. We generally enter into confidentiality or license agreements with our employees, consultants, vendors and customers, and generally limit access to and distribution of our proprietary information. However, we cannot assure you that the steps taken by us will prevent misappropriation of our technology. Policing unauthorized use of our technology or products is difficult. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States. From time-to-time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results and financial condition. If we are unable to protect our proprietary rights (including aspects of our software and products protected other than by patent rights), we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled us to be successful to date.

Our products contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products.

Our products contain software modules licensed to us by third-party authors under “open source” licenses, including the GNU Public License (GPL), the GNU Lesser Public License (LGPL), the BSD License, the Apache License and others. From time-to-time, there have been claims against companies that distribute or use open source software in their products and services, asserting that open source software infringes the claimants’ intellectual property rights. We could be subject to suits by parties claiming infringement of intellectual property rights in what we believe to be licensed open source software. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of product sales for us.

Although we monitor our use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In this event, we could be required to seek licenses from third parties to continue offering our products, to make generally available, in source code form, our proprietary code, to re-engineer our products, or to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

Claims by others that we infringe their proprietary technology could harm our business.

Patent and other intellectual property disputes are common in the network security industry. Third parties have asserted and may in the future assert claims of infringement of intellectual property rights against us. They may also assert such claims against our end-customers or channel partners whom we typically indemnify against claims that our products infringe the intellectual property rights of third parties. As the number of products and competitors in our market increases and overlaps occur, infringement claims may increase. Any claim of infringement by a third-party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence or protection.

Although third parties may offer a license to their technology, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, financial condition and results of operations to be materially and adversely affected. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Alternatively, we may be required to develop non-infringing technology, which could require significant time, effort and expense and may ultimately not be successful. Furthermore, a successful claimant could secure a judgment or we may agree to a settlement that prevents us from distributing certain products or performing certain services or that requires us to pay substantial damages (including treble damages if we are found to have willfully infringed such claimant’s patents or copyrights), royalties or other fees. Any of these events could seriously harm our business, financial condition and results of operations.

We are currently involved in several patent disputes, have been involved in patent disputes in the past, and likely will be involved in additional disputes in the future. In May 2004, Trend Micro Incorporated filed a complaint against us alleging that we infringed a Trend Micro patent related to antivirus software. The International Trade Commission, or ITC, subsequently instituted an investigation which resulted in an exclusion order and a cease and desist order prohibiting us from selling a broad array of our products in the United States. In January 2006, we settled the lawsuit with Trend Micro, and subsequently the ITC terminated its action and rescinded the orders. Pursuant to the settlement and license agreement, we initially paid Trend Micro $15.0 million, and the settlement and license agreement provides for additional quarterly royalty payments, not expected to exceed 1% of our total revenue each quarter, through 2015. In November 2008, we filed a complaint against Trend Micro in the United States District Court for the Northern District of California alleging, among other claims, that the patents that are the basis for the ongoing royalty payments are invalid and consequently that we have no contractual obligation to pay the royalties. Trend Micro moved to dismiss the case, and, in June 2009, the court dismissed the case without prejudice on procedural grounds, and we appealed the dismissal in July 2009. Based on the dispute, we have ceased paying royalties under the settlement and license agreement. On August 6, 2009, Trend Micro filed a complaint against us in the Superior Court of the State of California for Santa Clara County alleging breach of contract and seeking a declaratory judgment that we are obligated to make certain specified royalty payments to Trend Micro. Because this dispute is at an early stage, it is not possible to predict the outcome. An adverse outcome in this dispute could result in accelerated royalty payments and additional damages.

In January 2009, we filed a complaint against Palo Alto Networks, Inc. in the United States District Court for the Northern District of California alleging, among other claims, patent infringement. On September 4, 2009, Palo Alto Networks filed a counterclaim against us alleging patent infringement. In May 2009, Enhanced Security Research, LLC, or ESR, a non-practicing entity, filed a complaint in the United States District Court for the District of Delaware alleging patent infringement by us and other defendants. On August 3, 2009, ESR filed a substantially similar complaint against us in the same court alleging infringement of the same patents. In September 2009, Deep Nines, Inc. filed a complaint against us in the United States District Court for the Eastern District of Texas alleging that our products infringe certain of their patents. The Palo Alto Networks, ESR and Deep Nines cases are currently at an early stage of the litigation process. If we are unsuccessful in defending against any of Palo Alto Networks’s, ESR’s or Deep Nines’s claims, our operating results and financial condition and results may be materially and adversely affected. For example, we may be required to pay substantial damages and could be prevented from selling certain of our products. Several other non-operating patent holding companies have sent us letters proposing that we license certain of their patents, and, given this and the proliferation of lawsuits in our industry and other similar industries by non-practicing entities and operating entities, we expect that we will be sued for patent infringement in the future, regardless of the merits of any such lawsuits. The cost to defend such lawsuits and any adverse result in such lawsuits could have a material adverse effect on our results of operations and financial condition.

We rely on the availability of third-party licenses.

Many of our products include software or other intellectual property licensed from third parties. It may be necessary in the future to renew licenses relating to various aspects of these products or to seek new licenses for existing or new products. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in product releases until equivalent technology can be identified, licensed or developed, if at all, and integrated into our products and may have a material adverse effect on our business, operating results, and financial condition. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to differentiate our products from those of our competitors.

Risks Related to this Offering and Ownership of our Common Stock

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. We have in the past identified material weaknesses and significant deficiencies in our internal control over financial reporting, and although we believe we have remediated the material weaknesses, certain significant deficiencies remain and we cannot assure you that there will not be material weaknesses and additional significant deficiencies in our internal controls in the future. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If we do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Our failure to timely file a registration statement under the Securities Exchange Act of 1934 may subject us to claims under federal securities laws.

In January 2007 we determined that we were required under Section 12(g) of the Securities Exchange Act of 1934 to have filed a Form 10 by April 30, 2006 to register our common stock and options to acquire our common stock, because options to purchase our common stock were held by more than 500 holders. Upon such determination, we suspended all further grants and exercises of options that would otherwise have been based on Rule 701. In December 2007, Securities and Exchange Commission Rule 12h-1, which exempts issuers from the registration requirements of Section 12(g) with respect to compensatory stock options, provided that certain requirements relating to outstanding options are satisfied, became effective. In January 2008, after consulting with the staff of the Securities and Exchange Commission regarding our situation, we concluded that we could rely on the Rule 12h-1 exemption once we satisfied the requirements of the rule and that, while doing so would not necessarily remedy the past violation, reliance on Rule 12h-1 as the basis for not registering our common stock when required by Section 12(g) should not exacerbate the past violation. We amended our option plan and became entitled to rely, on a prospective basis, on the Rule 12h-1 exemption on January 28, 2008, after which we resumed ordinary course option grants and permitted option exercises. As a result of our failure to register our common stock and options to purchase our common stock when required by Section 12(g), we could be subject to administrative and/or civil actions by the Securities and Exchange Commission. If any such claim or action is asserted, we could incur significant expenses and divert management’s attention in defending them.

Because we may have issued stock options and shares of common stock in violation of federal and state securities laws, we may be required to offer to repurchase those securities and may incur other costs.

As a result of our non-compliance with Section 12(g) of the Securities Exchange Act of 1934 as described above, during the period between May 1, 2006 and January 27, 2008, and possibly for prior periods, we may not have been entitled to rely on Rule 701 or other exemptions under the Securities Act of 1933 for grants of stock options to our employees, directors and consultants, or the issuance of shares of our common stock upon exercise of options granted during such periods. Therefore, the grant of such options and issuance of such shares may have violated U.S. federal and state securities laws, which would give the holders of such options or shares the right to require us to repurchase those securities. Although we believe that we were entitled to rely on Rule 701 and other exemptions and otherwise believe that the grant and exercise of options during such periods did not violate U.S. federal or state securities laws, federal and state regulators may disagree.

If it is determined that we offered or sold securities without properly registering them under federal or state law, or securing an exemption from registration or state qualification, regulators could impose monetary fines or other sanctions as provided under such laws. They could also require us to make a rescission offer, which is an offer to repurchase the shares and options issued without registration or an exemption from federal and state securities laws, to certain of our stockholders and optionholders. Federal and state regulators could also extend the requirement to make a recission offer to cover options and shares issued in other periods. Even if we make a rescission offer, eligible participants might opt not to accept our offer. Because federal securities laws do not provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered or exempt from such registration requirements, we may be required to honor such recission rights in future periods. In that case, we may continue to be liable under federal and state securities laws for up to an amount equal to the value of all options and common stock granted or issued without registration or an exemption therefrom plus any statutory interest we may be required to pay.

We will incur increased costs and demands upon management as a result of efforts to comply with the laws and regulations affecting public companies which could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with the Sarbanes-Oxley Act as well as other rules implemented by the SEC, and the applicable stock exchange. The expenses incurred by public companies for reporting and corporate governance purposes are significant. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs associated with operating as a public company will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and could harm our business.

We expect that our existing cash and cash equivalents, together with our net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next twelve months. After that, we may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of common stock and we may be required to accept terms that restrict our ability to incur additional indebtedness, and take other actions that would otherwise be in the interests of the stockholders and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our products and services;

•	continue to expand our sales and marketing and research and development organizations;

•	acquire complementary technologies, products or businesses;

•	expand operations, in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

Our failure to do any of these things could seriously harm our business, financial condition and results of operations.

An active, liquid and orderly trading market for our common stock may not develop, the price of our stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation with the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares of common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including those factors described above in “—Our quarterly operating results are likely to vary significantly and be unpredictable, which could cause the trading price of our stock to decline.” The volatility in the stock price of several recent companies completing initial public offerings have ranged from              to              over the              period following the pricing of their offering.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding common stock. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders. See “Principal and Selling Stockholders” for additional detail about the shareholdings of these persons.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of June 28, 2009, upon completion of this offering, we will have outstanding a total of              shares of common stock. Of these shares, only the              shares of common stock sold in this offering by us and the selling stockholders will be freely tradable, without restriction, in the public market immediately following this offering. Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus (subject to extension upon the occurrence of specified events). After the lock-up agreements expire, up to an additional              shares of common stock will be eligible for sale in the public market,              of which shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•	creating a classified board of directors whose members serve staggered three-year terms;

•	authorizing “blank check” preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	controlling the procedures for the conduct and scheduling of board and stockholder meetings; and

•	providing the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of a substantial majority of all of our outstanding common stock.

Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $            in the net tangible book value per share from the price you paid, based on an assumed public offering price of $            per share. In addition, following this offering, purchasers in the offering will have contributed     % of the total consideration paid by our stockholders to purchase shares of common stock, in exchange for acquiring approximately     % of our total outstanding shares as of                     , 2009 after giving effect to this offering. The exercise of outstanding stock options will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of, businesses, services or technologies that management deems to likely be complementary or synergistic. We might not be able to yield a significant return, if any, on any investment of these net proceeds.

FORWARD LOOKING STATEMENTS

This prospectus includes forward looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward looking statements. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time-to-time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward looking statements we may make. In light of these risks, uncertainties and assumptions, the forward looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements.

You should not rely upon forward looking statements as predictions of future events. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward looking statements. We undertake no obligation to update publicly any forward looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock offered by us will be approximately $             million, assuming an initial public offering price of $             per share, which is the midpoint of the range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $            . We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. A $1.00 increase or decrease in the assumed initial public offering price of $             would increase or decrease the net proceeds we received from the offering by approximately $            , assuming the number of shares offered by us remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us as set forth on the cover page of this prospectus.

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, which may include sales and marketing expenditures, general and administrative expenditures, developing new products and funding capital expenditures. We also may use a portion of the net proceeds to acquire businesses, products, services or technologies we believe to be complementary. However, we do not have agreements or commitments for any specific acquisitions at this time. We will have broad discretion in the way we use the net proceeds. Pending use of the net proceeds as described above, we intend to invest the net proceeds in money market funds and investment grade debt securities.

By establishing a public market for our common stock, this offering is also intended to facilitate our future access to public markets.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common or convertible preferred stock. We currently do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of June 28, 2009:

•	on an actual basis;

•

on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 37,475,835 shares of common stock immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to reflect: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into 37,475,835 shares of common stock; (ii) our receipt of the estimated net proceeds from the sale of shares of common stock offered by us in this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the range reflected on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) the amendment and restatement of our certificate of incorporation upon the closing of this offering.

The information below is illustrative only and our cash, cash equivalents and short-term investments and capitalization following the completion of this offering will be based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 28, 2009
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data) (unaudited)

Cash, cash equivalents and short-term investments	$136,422	$136,422	$

Current and long-term debt	$—	$—	$

Convertible preferred stock, par value $0.001 per share; 40,500,000 shares authorized (actual), 37,475,835 shares issued and outstanding (actual); 40,500,000 shares authorized (pro forma), no shares issued or outstanding (pro forma); and 10,000,000 shares authorized (pro forma as adjusted), no shares issued or outstanding (pro forma as adjusted)	91,185	—

Common stock, par value $0.001 per share; 82,000,000 shares authorized (actual), 21,341,476 shares issued and 20,636,844 shares outstanding (actual); 82,000,000 shares authorized (pro forma), 58,817,311 shares issued and 58,112,679 shares outstanding (pro forma); 300,000,000 shares authorized (pro forma as adjusted), shares issued and shares outstanding (pro forma as adjusted)	21	58

Additional paid-in capital	15,587	106,735

Treasury stock	(2,995)	(2,995)

Accumulated other comprehensive loss	194	194

Accumulated deficit	(111,801)	(111,801)

Total stockholders’ equity (deficit)	(7,809)	(7,809)

Total capitalization	$(7,809)	$(7,809)	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the amount of pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity, total capitalization and net proceeds we receive from this offering by approximately $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

The table above excludes the following shares:

•

18,050,028 shares of common stock issuable upon the exercise of stock options outstanding as of June 28, 2009 (including              shares that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested options at the closing of this offering), at a weighted-average exercise price of $4.77 per share;

•	295,465 shares of common stock issuable upon the exercise of options granted after June 28, 2009, at an exercise price of $9.30 per share;

•

291,000 shares of common stock issuable upon the exercise of warrants outstanding as of June 28, 2009 (including              shares that we expect to be sold in this offering by certain selling stockholders upon the exercise of warrants at the closing of this offering), at a weighted-average exercise price of $7.07 per share;

•	9,000,000 shares of common stock reserved for future issuance under our 2009 Equity Incentive Plan; and

•	shares of common stock if the underwriters’ over-allotment option were exercised in full.

DILUTION

If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of June 28, 2009, was approximately $              million, or $              per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the number of shares of common stock outstanding as of June 28, 2009, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock immediately prior to the closing of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $              per share, the midpoint of the range reflected on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 28, 2009 would have been $              million, or $              per share. This represents an immediate increase in net tangible book value of $              per share to existing stockholders and an immediate dilution in net tangible book value of $              per share to investors purchasing common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 28, 2009	$
Increase per share attributed to this offering	$

Pro forma as adjusted net tangible book value per share		$

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share by $            , assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share would be $             per share, the increase in pro forma net tangible book value per share to existing stockholders would be $             per share and the dilution per share to new investors purchasing shares in this offering would be $             per share.

The following table presents, on a pro forma basis as of June 28, 2009, after giving effect to the sale of              shares of common stock and the automatic conversion of all preferred stock into common stock immediately prior to the closing of this offering, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New public investors

Total		100.0%			$100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $             million, total consideration paid by all stockholders by $             and the average price per share paid by all stockholders by $            , in each case assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and without deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing calculations are based on 58,112,679 shares of our common stock outstanding as of June 28, 2009 and exclude:

•

18,050,028 shares of common stock issuable upon the exercise of options outstanding as of June 28, 2009 (including              shares that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested options at the closing of this offering), at a weighted-average exercise price of $4.77 per share;

•	295,465 shares of common stock issuable upon the exercise of options granted after June 28, 2009, at an exercise price of $9.30 per share;

•

291,000 shares of common stock issuable upon the exercise of warrants outstanding as of June 28, 2009 (including              shares that we expect to be sold in this offering by certain selling stockholders upon the exercise of warrants at the closing of this offering), at a weighted-average exercise price of $7.07 per share; and

•	9,000,000 shares of common stock reserved for issuance under our 2009 Equity Incentive Plan.

If all of these options and warrants were exercised, then our existing stockholders, including the holders of these options, would own     % and our new investors would own % of the total number of shares of our common stock outstanding upon the closing of this offering. The net tangible book value per share after this offering would be $            , causing dilution to new investors of $              per share.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to             shares or    % of the total number of shares of our common stock outstanding after this offering. If the underwriters’ overallotment option is exercised in full, the number of shares held by the existing stockholders after this offering would be reduced to    , or    % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to    or    % of the total number of shares of our common stock outstanding after this offering.

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included in this prospectus. The selected consolidated financial data included in this section are not intended to replace the consolidated financial statements and the related notes included in this prospectus.

In 2005, we adopted a fiscal year that ends on the Sunday closest to December 31 of each year. Our 2004, 2005, 2006, 2007 and 2008 fiscal years ended on December 31, 2004, January 1, 2006, December 31, 2006, December 30, 2007 and December 28, 2008, respectively. Our interim fiscal quarters end on the Sunday closest to March 31, June 30 and September 30 of each year. In 2009, we intend to convert to a calendar year which ends on December 31, 2009.

The consolidated statements of operations data for the fiscal years 2006, 2007 and 2008, and consolidated balance sheets data as of fiscal year end 2007 and 2008, were derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for fiscal years 2004 and 2005, and consolidated balance sheet data as of fiscal year end 2004, 2005 and 2006, were derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data and balance sheet data as of and for the first six months of fiscal 2008 and 2009 were derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and the results for the first six months of fiscal 2009, are not necessarily indicative of results to be expected for the full year or for any other period.

	Fiscal Year(1)					Six Months Ended
	2004	2005	2006	2007	2008	June 29, 2008	June 28, 2009
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue
Product	$19,479	$32,943	$59,469	$70,131	$94,587	$44,779	$43,777
Services	8,537	25,469	39,590	74,152	105,292	47,767	65,046
Ratable product and services	10,717	21,403	24,407	11,083	11,912	5,765	6,716

Total revenue	38,733	79,815	123,466	155,366	211,791	98,311	115,539

Cost of revenue
Product(2)	11,537	14,159	24,166	35,948	41,397	19,791	18,621
Services(2)	3,743	6,625	9,496	15,941	19,441	9,767	10,405
Ratable product and services	4,489	6,760	7,302	4,763	4,634	2,220	2,607

Total cost of revenue	19,769	27,544	40,964	56,652	65,472	31,778	31,633

Gross profit
Product	7,942	18,784	35,303	34,183	53,190	24,988	25,156
Services	4,794	18,844	30,094	58,211	85,851	38,000	54,641
Ratable product and services	6,228	14,643	17,105	6,320	7,278	3,545	4,109

Total gross profit	18,964	52,271	82,502	98,714	146,319	66,533	83,906

Operating expenses
Research and development(2)	14,542	17,398	21,446	27,588	37,035	18,229	20,410
Sales and marketing(2)	35,668	40,761	54,056	72,159	87,717	44,466	46,104
General and administrative(2)	7,603	13,481	12,997	20,544	16,640	8,404	9,188
Patent dispute settlement (recovery)(3)	20,000	(5,000)	—	—	—	—	—

Total operating expenses	77,813	66,640	88,499	120,291	141,392	71,099	75,702

Operating income (loss)	(58,849)	(14,369)	(5,997)	(21,577)	4,927	(4,566)	8,204

Interest income	664	1,610	2,376	3,507	2,614	1,277	1,249
Other income (expense), net	(330)	(465)	(503)	(1,991)	1,710	(704)	212

Income (loss) before income taxes	(58,515)	(13,224)	(4,124)	(20,061)	9,251	(3,993)	9,665

Provision for income taxes	464	939	1,220	1,781	1,888	1,094	1,315

Net income (loss)	$(58,979)	$(14,163)	$(5,344)	$(21,842)	$7,363	$(5,087)	$8,350

Deemed dividend on convertible preferred stock(4)	(1,012)	—	—	—	—	—	(9,266)

Net income (loss) attributable to common stockholders	$(59,991)	$(14,163)	$(5,344)	$(21,842)	$7,363	$(5,087)	$(916)

Net income (loss) per share:
Basic	$(3.62)	$(0.79)	$(0.28)	$(1.13)	$0.37	$(0.26)	$(0.04)

Diluted	$(3.62)	$(0.79)	$(0.28)	$(1.13)	$0.11	$(0.26)	$(0.04)

Weighted-average shares outstanding:
Basic	16,594	18,029	18,861	19,276	20,017	19,578	20,770

Diluted	16,594	18,029	18,861	19,276	67,122	19,578	20,770

Pro-forma net income (loss) per share attributable to common stockholders (unaudited):
Basic					$0.13		$(0.02)

Diluted					$0.11		$(0.02)

Pro-forma weighted-average shares outstanding used in calculating net income (loss) per share (unaudited):
Basic					57,493		58,246

Diluted					67,122		58,246

(1)	Our fiscal years ended on December 31, 2004, January 1, 2006, December 31, 2006, December 30, 2007 and December 28, 2008.

(2) Includes stock-based compensation expense as follows:
						Six Months Ended
	Fiscal Year					June 29, 2008	June 28, 2009
	2004	2005	2006	2007	2008
	(in thousands)
Cost of product revenue	$—	$—	$99	$553	$67	$27	$51
Cost of services revenue	—	—	52	416	400	172	296
Research and development	6	4	135	1,452	1,049	428	876
Sales and marketing	17	115	354	3,928	2,512	1,220	1,336
General and administrative	83	113	414	2,983	1,271	575	784

Total stock-based compensation	$106	$232	$1,054	$9,332	$5,299	$2,422	$3,343

(3)	See “Business—Legal Proceedings.”
(4)	This amount relates to the repurchase of convertible preferred stock (see Note 10 to Notes to Consolidated Financial Statements) during the first six months of fiscal 2009. The repurchase amount per share over the carrying value per share of the convertible preferred stock is considered similar to a dividend paid and thus the total amount is subtracted from net income to arrive at earnings available to common stockholders when deriving earnings per share. In 2004, we extended the expiration date of certain warrants to purchase Series E convertible preferred stock. The incremental fair value of the warrants related to the extension is treated as a dividend and combined with net loss to arrive at net loss attributable to common stockholders.

						As of
	As of Fiscal Year End					June 29, 2008	June 28, 2009
	2004	2005	2006	2007	2008
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$49,596	$60,926	$64,041	$90,161	$124,190	$104,843	$136,422
Working capital	7,515	8,069	12,399	12,862	34,723	12,182	31,631
Total assets	80,233	102,383	109,311	145,192	199,105	166,640	210,568
Deferred revenue, current and long-term	47,520	74,504	93,376	131,255	171,617	153,179	185,069
Current and long-term debt	—	—	—	—	—	—	—
Convertible preferred stock	83,757	94,368	94,368	94,368	94,368	94,368	91,185
Common stock including additional paid-in capital	1,160	1,937	4,087	13,438	20,854	17,051	15,608
Total stockholders’ equity (deficit)	452	(4,023)	(7,217)	(18,925)	(5,229)	(20,367)	(7,809)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Business Overview

We are a leading provider of network security appliances and the market leader in UTM network security solutions. We provide broad, integrated and high performance protection against dynamic security threats while simplifying the IT security infrastructure for enterprises, service providers and government entities worldwide. We lead the UTM appliance market with a 13.9% share for the first quarter of 2009, as determined by IDC.(1) Based on IDC data, the UTM market is the fastest growing segment within the network security market, which was $6.8 billion in 2007.(2) Customer demand for our solutions has enabled us to consistently achieve strong growth every year since first shipping product in 2002. As of June 28, 2009, we had shipped over 450,000 appliances to more than 5,000 channel partners and 75,000 end-customers worldwide, including a majority of the 2009 Fortune Global 100.

Our core UTM product line of FortiGate appliances ships with a set of security and networking capabilities, including firewall, VPN, antivirus, intrusion prevention, Web filtering, antispam and WAN acceleration functionality. We derive a substantial majority of product sales from our FortiGate appliances, which range from the FortiGate-30 designed for small businesses and branch offices to the FortiGate-5000 series for large enterprises and service providers. Sales of FortiGate products have been balanced across entry-level (FortiGate-30 to -100 series), mid-range (FortiGate-200 to -800 series) and high-end (FortiGate-1000 to -5000 series) models with each product category representing approximately a third of FortiGate sales for each of the last three fiscal years. Our UTM solution also includes our FortiGuard security subscription services, which end-customers can subscribe to in order to obtain access to dynamic updates to the antivirus, intrusion prevention, Web filtering and antispam functionality included in our appliances. End-customers can also choose to purchase FortiCare technical support services for our products. We complement our core FortiGate product line with other appliances and software that offer additional protection from security threats to other critical areas of the enterprise, such as messaging, Web-based traffic and databases, and employee computers or handheld devices.

Our total revenue has increased from $38.7 million in fiscal 2004 to $211.8 million in fiscal 2008 and was $115.5 million for the first six months of fiscal 2009. We ended the first six months of fiscal 2009 with $136.4 million in cash, cash-equivalents and short-term investments and have had positive cash flow from operations every fiscal year since 2005. We achieved profitability in the third quarter of fiscal 2008 and have remained profitable each quarter since.

Our Business Model

Our sales strategy is based on a distribution model whereby we primarily sell our products and services directly to distributors who sell to resellers and service providers, who, in turn, sell to our end-customers. In certain cases, we sell directly to government-focused resellers, very large service providers and major systems integrator partners who have large purchasing power and unique customer deployment requirements. Typically, FortiGuard security subscription services and FortiCare technical support services are purchased along with our appliances. We invoice at the time of our sale for the total price of the products and subscription and support

(1)	IDC Worldwide Security Appliances Tracker, June 2009.
(2)	“Worldwide Network Security 2008-2012 Forecast and 2007 Vendor Shares: Transitions—Appliances Are More Than Meets the Eye,” Doc #214246, October 2008.

services, and the invoice generally becomes payable within thirty to sixty days. We generally recognize product revenue up-front but defer revenue based on the sale of new and renewal subscription and support services contracts and recognize related services revenue over the service period, which is typically one year from the date of registration by the end-customer. As a result, our sales of new and renewal services increase our deferred revenue balance, which contributes significantly to our positive cash flow from operations. As discussed below, we view deferred revenue and cash flow from operations as key financial metrics. As of June 28, 2009, our deferred revenue balance was $185.1 million and our cash flow from operations for the first six months of fiscal 2009 was $29.9 million. Services revenue provides a source of recurring revenue for us, representing 49.7% of total revenue for fiscal year 2008 and 56.3% of total revenue for the first six months of fiscal 2009, and is important to our future revenue and profitability.

We are a global, geographically diversified business, with more than 60% of our total revenue generated outside of the Americas region since fiscal 2006. For the first six months of fiscal 2009, 36% of our total revenue was generated from the Americas, 38% from EMEA, and 26% from APAC. We sell globally in U.S. dollars, while our international expenses are denominated in local currencies.

Key Metrics

We monitor the key financial metrics set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. We discuss revenue, gross margin, and the components of operating income and margin below under “—Components of Operating Results” and we discuss our cash, cash equivalents and short-term investments under “—Liquidity and Capital Resources.” Deferred revenue and cash flow from operations are discussed immediately below the table.

	Fiscal Year or as of Fiscal Year End			Six Months Ended or as of
				June 29, 2008	June 28, 2009
	2006	2007	2008
	(dollars in thousands)
Revenue	$123,466	$155,366	$211,791	$98,311	$115,539
Gross margin	66.8%	63.5%	69.1%	67.7%	72.6%

Operating income (loss)(1)	$(5,997)	$(21,577)	$4,927	$(4,566)	$8,204
Operating margin	(4.9)%	(13.9)%	2.3%	(4.6)%	7.0%

Total deferred revenue	$93,376	$131,255	$171,617	$153,179	$185,069
Increase in total deferred revenue	18,872	37,879	40,362	21,924	13,452
Cash, cash equivalents and short-term investments	64,041	90,161	124,190	104,843	136,422
Cash flow from operations	3,409	27,669	37,686	15,843	29,893
(1) Includes stock-based compensation expense:	$1,054	$9,332	$5,299	$2,422	$3,343

Deferred revenue. Our deferred revenue consists of amounts that have been invoiced but that have not yet been recognized as revenue. The majority of our deferred revenue balance consists of the unamortized portion of services revenue from subscription and support service contracts. We monitor our deferred revenue balance because it represents a significant portion of revenue to be recognized in future periods. We also assess the increase in our deferred revenue balance plus revenue we recognized in a particular period as a measure of our sales activity for that period.

Cash flow from operations. We monitor cash flow from operations as a measure of our overall business performance. Our cash flow from operations is driven in large part by advance payments for both new and renewal contracts for subscription and support services. Monitoring cash flow from operations enables us to analyze our financial performance without the non-cash effects of certain items such as depreciation, amortization and stock-based compensation expenses, thereby allowing us to better understand and manage the cash needs of our business. Our cash flow from operations was $3.4 million in each of fiscal 2005 and 2006, $27.7 million in fiscal 2007 and $37.7 million in fiscal 2008. For the first six months of fiscal 2009, our cash flow from operations was $29.9 million.

Components of Operating Results

Revenue

We derive our revenue from sales of our products and subscription and support services. We recognize our revenue in accordance with the guidance in Statement of Position, or SOP 97-2, Software Revenue Recognition and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions which is discussed in further detail in “—Critical Accounting Policies and Estimates—Revenue Recognition” below. According to SOP 97-2, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is probable.

Our total revenue is comprised of the following:

•

Product revenue. Product revenue is generated from sales of our appliances and software. The substantial majority of our product revenue has been generated by our FortiGate line of appliances and we do not expect this to change in the foreseeable future. Product revenue also includes revenue derived from sales of FortiManager, FortiAnalyzer, FortiMail, FortiDB, FortiWeb and FortiScan appliances, and our FortiClient and virtual domain, or VDOM, software. We generally recognize revenue for products sold to distributors through the “sell-in” method upon shipment to the distributor and, for “sell-through” distributors, upon sale to their end-customer. As a percentage of total revenue, we expect our product revenue may remain at comparable levels or decline modestly in the near term, as services revenue becomes a larger portion of our business as we renew existing services contracts and expand our customer base.

•

Services revenue. Services revenue is generated primarily from FortiGuard security subscription services related to antivirus, intrusion prevention, Web filtering and antispam updates and FortiCare technical support services for software updates, maintenance releases and patches, Internet access to technical content, telephone and Internet access to technical support personnel and hardware support. We recognize revenue from subscription and support services over the service performance period. Our typical contractual support and subscription term is one year from the date of registration. We also generate a small portion of our revenue from professional services and training services and we recognize this revenue upon completion of the project. As a percentage of total revenue, we expect our services revenue may remain at comparable levels or increase in the near term as we renew existing services contracts and expand our customer base.

•

Ratable product and services revenue. Ratable product and services revenue is generated from sales of our products and services in cases where the fair value of the services being provided cannot be segregated from the value of the entire sale. In these cases, the value of the entire sale is deferred and recognized ratably over the life of the service performance period. See “—Critical Accounting Policies and Estimates—Revenue Recognition.” In fiscal 2008 and for the first six months of fiscal 2009, ratable product and service revenue represented approximately six percent of total revenue and we do not expect this percentage to change significantly in the near future.

Cost of revenue

Our total cost of revenue is comprised of the following:

•

Cost of product revenue. A substantial majority of the cost of product revenue consists of third-party manufacturing costs. Our cost of product revenue also includes product testing costs, write-offs for excess and obsolete inventory, royalty payments, amortization and any impairment of acquired intangible assets, warranty costs, shipping and allocated facilities costs, stock-based compensation costs, and personnel costs associated with logistics and quality control. Personnel costs include cash-based personnel costs such as salaries, benefits and bonuses. Royalty payments reflect payments we have made to Trend Micro since 2006, which Trend Micro claims are owed through 2015, as discussed in “Business—Legal Proceedings.” For fiscal 2008 and the first six months of fiscal 2009, these royalty payments represented approximately one percent of total revenue and, if such payments were made in accordance with the terms of the 2006 settlement agreement with Trend Micro, we would not expect this to increase substantially in the foreseeable future.

•

Cost of services revenue. Cost of services revenue is primarily comprised of cash-based personnel costs associated with our FortiGuard Global Threat Research Team and our technical support, professional services and training teams, as well as depreciation, supplies, data center, data communications, facility-related costs and stock-based compensation costs. We expect our cost of services revenue will increase as we continue to invest in subscription and support services to meet the needs of our growing customer base.

•	Cost of ratable product and services revenue. Cost of ratable product and services revenue is comprised primarily of deferred product costs and an allocation of services-related costs.

Gross profit. Gross profit as a percentage of revenue, or gross margin, has been and will continue to be affected by a variety of factors, including the average sales price of our products, any excess inventory write-offs, manufacturing costs, the mix of products sold and the mix of revenue between products and services. We believe our overall gross margin for the near term may be relatively flat or decrease modestly compared to that achieved in the first six months of fiscal 2009. We believe that product revenue in the first half of fiscal 2009 was negatively impacted by adverse global economic conditions.

Services revenue has increased as a percentage of total revenue since inception and this trend has had a positive effect on our total gross margin given the higher services gross margins compared to product gross margins. Our services gross margins have been increasing, but we do not expect these margins to increase substantially in the future as we continue to invest in our support infrastructure.

Operating expenses. Our operating expenses consist of research and development, sales and marketing and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of cash-based personnel costs such as salaries, benefits, bonuses and, with regard to the sales and marketing expense, sales commissions. They also include non-cash stock-based compensation. We expect personnel costs to continue to increase in absolute dollars as we hire new employees.

•

Research and development. Research and development expense consists primarily of cash-based personnel costs. Additional research and development expenses include ASIC and system prototypes and certification-related expenses, depreciation of capital equipment, facility-related expenses and stock-based compensation expenses. The majority of our research and development is focused on both software development and the ongoing development of our hardware platform. We record all research and development expenses as incurred, except for capital equipment which is depreciated over time. Our development teams are primarily located in Canada, China, and California. We expect our spending for research and development to increase in absolute dollars but intend for research and development expenses to remain comparable to recent periods as a percentage of total revenue.

•

Sales and marketing. Sales and marketing expense is the largest component of our operating expenses and primarily consists of cash-based personnel costs. Additional sales and marketing expenses include stock-based compensation, promotional and other marketing expenses, travel, depreciation of capital equipment and facility-related expenses. We intend to hire additional personnel focused on sales and marketing and expand our sales and marketing efforts worldwide in order to add new customers and increase penetration within our existing customer base. Accordingly, we expect sales and marketing expenses to increase in absolute dollars and to continue to be our largest operating expense.

•

General and administrative. General and administrative expenses consist of cash-based personnel costs as well as professional fees, stock-based compensation, depreciation of capital equipment and software, and facility-related expenses. General and administrative personnel include our executive, finance, human resources, information technology and legal organizations. Our professional fees principally consist of outside legal, auditing, accounting, information technology and other consulting costs. We expect that general and administrative expense will increase in absolute dollars as we hire additional personnel, make improvements to our information technology infrastructure and incur significant additional costs for the compliance requirements of operating as a public company, including the costs associated with SEC reporting, Sarbanes-Oxley Act compliance and insurance.

Interest income. Interest income consists of income earned on our cash, cash equivalents and investments. We have historically invested our cash in money-market funds and other short-term, high-grade investments.

Other income (expense), net. Other income (expense), net consists primarily of foreign exchange gains and losses. Foreign exchange gains and losses relate to transactions denominated in currencies other than the functional currency of the associated entity.

Provision for income taxes. We are subject to tax in the United States as well as other tax jurisdictions or countries in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to current U.S. income tax.

Our effective tax rates differ from the statutory rate primarily due to the valuation allowance on our deferred taxes, state taxes, foreign taxes, research and development tax credits and nondeductible compensation. For periods subsequent to the date on which we fully reverse our deferred tax asset valuation allowance, we expect that our effective tax rate will approximate the U.S. federal statutory tax rates plus the impact of state taxes.

As of December 31, 2008, we had $49.7 million of federal and $33.4 million of state net operating loss carry-forwards available to reduce future taxable income. These net operating loss carry-forwards begin to expire in 2021 and 2012 for federal and state tax purposes, respectively. Our ability to use our net operating loss carry-forwards to offset any future taxable income could be subject to limitations attributable to equity transactions that would result in a change of ownership as defined by Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. In addition, the State of California has suspended the ability of companies to utilize net operating losses to offset 2008 and 2009 state taxable income which has resulted in a higher effective state tax rate.

Our net deferred tax assets consist primarily of net operating loss carry-forwards generated before we achieved profitability. Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and the recorded domestic cumulative net losses in all periods prior to fiscal 2008, we have provided a full valuation allowance against our U.S. deferred tax assets. We intend to maintain valuation allowances until sufficient evidence exists to support the reversal of the valuation allowances. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement of the periods that the adjustment is determined to be required.

Under current tax law, if cash and cash equivalents and investments held outside the United States are distributed to the United States in the form of dividends or otherwise, we may be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. These principles require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, cash flow and related disclosure of contingent assets and liabilities. Our estimates include those related to revenue recognition, stock-based compensation, valuation of inventory, warranty liabilities and accounting for income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

We believe that of our significant accounting policies, which are described in Note 1 to the financial statements included in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe these are the most critical to fully understand and evaluate our financial condition and results of operations.

Revenue Recognition

We derive revenue from sales of products, including appliances and software, and services, including subscription, support and other services. Our appliances include operating system software that is integrated into the appliance hardware and is deemed essential to its functionality. As a result, we account for revenue in accordance with Statement of Position, or SOP 97-2, Software Revenue Recognition, and all related interpretations.

No revenue can be recognized until all of the following criteria have been met:

•	Persuasive evidence of an arrangement exists. Binding contracts or purchase orders are generally used to determine the existence of an arrangement.

•	Delivery has occurred. Delivery occurs when we fulfill an order and title and risk of loss has been transferred or upon delivery of the service contract registration code.

•

The fee is fixed or determinable. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction. In the event payment terms differ from our standard business practices, the fees are deemed to be not fixed or determinable and revenue is recognized when the payments become due, provided the remaining criteria for revenue recognition have been met.

•

Collectibility is probable. We assess collectibility based primarily on creditworthiness as determined by credit checks and analysis, as well payment history. Payment terms generally range from thirty to sixty days from invoice date.

For arrangements which include customer acceptance criteria, no revenue is recognized prior to acceptance. We recognize product revenue on sales to distributors that have no rights of return and end-customers upon shipment of the appliance, once all other revenue recognition criteria have been met. We also make sales through distributors under agreements that allow for rights of return. We recognize product revenue on sales made through such distributors upon sale by the distributor to the end-customer, at which time rights of return generally lapse. Substantially all of our products have been sold in combination with subscription or support services. Subscription services provide access to our antivirus, intrusion prevention, Web filtering, and antispam functionality. Support services include rights to unspecified software upgrades, maintenance releases and patches, telephone and Internet access to technical support personnel, and hardware support.

We commence our subscription and support services on the date the customer registers the appliance. The customer is then entitled to service for the stated contractual period beginning on the registration date.

We use the residual method to recognize revenue when an arrangement includes one or more elements to be delivered at a future date and vendor-specific objective evidence (VSOE) of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the contract fee is recognized as product revenue. In cases where VSOE of fair value of the undelivered elements does not exist, typically for subscription and support services, revenue for the entire arrangement is recognized ratably over the performance period of the undelivered elements. Revenue related to these arrangements is included in ratable product and services revenue in the accompanying consolidated statements of operations. VSOE of fair value for elements of an arrangement is based upon the pricing for those services when sold separately. Revenue for professional services and training is recognized upon completion of the related services.

We offer certain sales incentives to channel partners. Additionally, in limited circumstances we may permit end-customers, distributors and resellers to return our products, subject to varying limitations, for a refund within a reasonably short period from the date of purchase. We reduce revenue for estimates of sales returns and allowances. We estimate and record reserves for these sales incentives and sales returns based on our historical experience. In each accounting period, we must make judgments and estimates of sales incentives and potential future sales returns related to current period revenue. These estimates affect our net revenue line item on our consolidated statement of operations and affect our net accounts receivable, deferred revenue or accrued liabilities line items on our consolidated balance sheet. Historically, there have been no significant adjustments to these estimates related to prior periods.

At December 28, 2008, our allowance for sales returns was $2.7 million compared to $4.0 million at December 30, 2007. If our allowance for sales returns was to increase by 10%, or $0.3 million, our net revenue would decrease by $0.3 million for the year ended December 28, 2008.

Stock-Based Compensation

Our stock-based compensation expense is as follows:

	Fiscal Year			Six Months Ended
	2006	2007	2008	June 29, 2008	June 28, 2009
			(in thousands)
Cost of product revenue	$99	$553	$67	$27	$51
Cost of services revenue	52	416	400	172	296
Research and development	135	1,452	1,049	428	876
Sales and marketing	354	3,928	2,512	1,220	1,336
General and administrative	414	2,983	1,271	575	784

Total stock-based compensation	$1,054	$9,332	$5,299	$2,422	$3,343

Employees. Prior to January 2, 2006, we accounted for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion 25 (“APB 25”), Accounting for Stock Issued to Employees and Financial Accounting Standards Board, or FASB, Interpretation 44 and Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB 25, and we had adopted the disclosure-only provisions of Statement of Financial Accounting Standard 123 (“SFAS 123”). Effective January 2, 2006, we adopted SFAS 123R, Share-Based Payments, which revised SFAS 123 and superseded APB 25, and so, with respect to our stock option grants made subsequent to January 2, 2006, we have accounted for such stock-based awards to employees in accordance with SFAS 123R which requires compensation expense related to share- based transactions, including employee stock options, to be measured and recognized in the financial statements based on a determination of the fair value of the stock options. The grant date fair value is determined using the Black-Scholes-Merton (“Black-Scholes”) pricing model.

We adopted SFAS 123R using the prospective method, in which non-public entities that previously applied SFAS 123 using the minimum value method, whether for financial statement recognition or pro forma disclosure purposes, would continue to account for unvested stock options outstanding at the date of adoption of SFAS 123R in the same manner as they had been accounted for prior to the adoption of SFAS 123R. We will continue to apply APB 25 in future periods to stock options issued and outstanding at January 2, 2006.

For all employee stock options, we recognize expense over the requisite service period using the straight-line method.

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable; characteristics not present in our option grants. Existing valuation models, including the Black-Scholes model, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon exercise. Stock options may expire or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that are significantly higher than the fair values originally estimated on the grant date and reported in our financial statements.

As of the end of fiscal years 2006, 2007 and 2008, there was approximately $3.2 million, $4.1 million and $13.6 million, respectively, of unrecognized stock-based compensation expense related to non-vested stock option awards, net of estimated forfeitures, that we expect to be recognized over a weighted-average period of 1.72, 1.47 and 2.77 years, respectively.

For the period from January 2, 2006 through December 31, 2006 and for fiscal years 2007 and 2008, we calculated the fair value of options granted to employees using the Black-Scholes pricing model with the following assumptions:

	Fiscal Year
	2006	2007(1)	2008
Volatility	60 - 63%	49%	44 - 47%
Expected term, in years	6.0 - 6.1	6.1	4.5 - 4.6
Dividend yield	—	—	—
Risk-free interest rate	4.3 - 5.1%	4.9%	2.3 - 3.3%

(1)	There was only one grant date in fiscal 2007.

Nonemployees. During the years ended December 31, 2006 and December 28, 2008, we issued to nonemployees in exchange for services, options to purchase 134,000 and 29,000 shares of common stock, respectively, at a range of exercise prices from $0.95 to $7.47 per share. No options were granted to nonemployees in exchange for services during the year ended December 30, 2007. These options vest over periods of up to 50 months, and in accordance with Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services, we accounted for these options as variable awards. The options were valued using the Black-Scholes option pricing model with the following weighted-average assumptions (dollar amounts in thousands):

Fiscal Year
	2006	2007	2008

Volatility	60 - 63%	49 - 56%	44 - 51%
Expected term, in years	6.8 - 10.0	6.0 - 9.0	6.0 - 8.5
Dividend yield	—	—	—
Risk-free interest rate	4.3 - 5.6%	4.3 - 4.9%	2.3 - 3.6%

The table below summarizes all stock option grants since the beginning of fiscal 2008 through the date of this prospectus:

Grant Date	Number of Options Granted	Common Stock Fair Value Per Share at Grant Date	Exercise Price
February 7, 2008	3,536,644	$6.92	$7.47
April 23, 2008	2,229,510	6.19	7.47
July 31, 2008	902,500	6.47	7.47
October 21, 2008	563,475	6.32	7.47
January 28, 2009	3,167,218	6.61	7.47
April 30, 2009	336,975	7.25	7.68
July 22, 2009	295,465	9.05	9.30

In order to determine the fair value of our common stock underlying all option grants accounted for under APB 25, SFAS 123R or EITF 96-18, we have considered contemporaneous valuations of our common stock utilizing the discounted cash flow method and the comparable company method. We weighted the discounted cash flow and comparable company methods equally as we determined that both methods were equally relevant in estimating the value of our common stock. In allocating the total equity value between preferred and common stock, we assumed that the preferred stock would convert to common stock. Additionally, each valuation utilizes the probability-weighted method and the option-pricing method for allocating the total equity value between preferred and common stock and each such method takes into account the likelihood of an initial public offering.

The significant input assumptions used in the valuation model are based on subjective future expectations combined with management judgment, including:

Assumptions utilized in the discounted cash flow method are:

•	our expected revenue, operating performance, cash flow and EBITDA for the current and future years, determined as of the valuation date based on our estimates;

•	a discount rate, which is applied to discretely forecasted future cash flows in order to calculate the present value of those cash flows; and

•	a terminal value multiple, which is applied to our last year of discretely forecasted EBITDA to calculate the residual value of our future cash flows.

Assumptions utilized in the comparable company method are:

•	our expected revenue, operating performance, cash flow and EBITDA for the current and future years, determined as of the valuation date based on our estimates;

•	multiples of market value to trailing twelve months revenue, determined as of the valuation date, based on a group of comparable public companies we identified; and

•	multiples of market value to expected future revenue, determined as of the valuation date, based on the same group of comparable public companies.

Our board of directors has historically set the exercise price of stock options based on a price per share not less than the estimated fair market value of our common stock on the date of grant. Our board has taken into consideration numerous objective and subjective factors to determine the fair market value of our common stock on each grant date in order to be able to set exercise prices at or above the fair market value. Such factors included, but were not limited to, (i) valuations using the methodologies described above, (ii) our operating and financial performance, (iii) the lack of liquidity of our capital stock and the likelihood of achieving a liquidity event given then-current market conditions and trends in the broader security and networking markets and other similar technology stocks and, (iv) during the recent economic downturn, the benefits of preserving relative consistency of exercise prices during periods characterized by decreasing market values.

Significant factors contributing to the changes in common stock fair value at the date of each grant beginning in fiscal 2008 are as follows:

•

Valuation at April 23, 2008 – Our common stock fair value as of April 23, 2008 decreased to $6.19 per share, or 11% from the prior valuation date, due to a slight reduction in our forecasted operating results, a decline in market value multiples for comparable public companies and a lower probability assigned to the possibility of going public.

•

Valuation at July 31, 2008 – Our common stock fair value as of July 31, 2008 increased to $6.47 per share, or 5% from the prior valuation date, due to a higher probability assigned to the possibility of going public, partially offset by a decline in market value multiples for comparable public companies.

•

Valuation at October 21, 2008 – Our common stock fair value as of October 21, 2008 decreased to $6.32 per share, or 2% from the prior valuation date, primarily due to a slight reduction in our forecasted operating results.

•

Valuation at January 28, 2009 – Our common stock fair value as of January 28, 2009 increased to $6.61 per share, or 5% from the prior valuation date, due to a slight increase in our forecasted operating results and an increase in market value multiples for comparable public companies.

•

Valuation at April 30, 2009 – Our common stock fair value as of April 30, 2009 increased to $7.25 per share, or 10% from the prior valuation date, primarily due to an increase in market value multiples for comparable public companies.

•

Valuation at July 22, 2009 – Our common stock fair value as of July 22, 2009 increased to $9.05 per share, or 25% from the prior valuation date, due to an increase in the terminal value multiple, partially offset by a decrease in our forecasted operating results, an increase in market value multiples for comparable public companies and increased probability assigned to the possibility of going public.

Other than the factors discussed above, there were no significant changes to input assumptions or changes in valuation methodologies.

The assumptions around fair value that we have made represent our management’s best estimate, but they are highly subjective and inherently uncertain. If management had made different assumptions, our calculation of the options’ fair value and the resulting stock-based compensation expense could differ, perhaps materially, from the amounts recognized in our financial statements. For example, if we increased the assumption regarding our stock’s volatility for options granted during 2008 by 10%, our stock-based compensation expense would increase by $0.7 million, net of expected forfeitures. Likewise, if we increased our assumption of the expected lives of options granted during 2008 by one year, our stock-based compensation expense would increase by $0.4 million, net of expected forfeitures. These notional increased expense amounts would be amortized over the options’ four year vesting period.

In addition to the assumptions used to calculate the fair value of our options, we are required to estimate the expected forfeiture rate of all stock-based awards and only recognize expense for those awards we expect to vest. Accordingly, the stock-based compensation expense recognized in our consolidated statement of operations for the year ended December 28, 2008 has been reduced for estimated forfeitures. If we were to change our estimate of forfeiture rates, the amount of stock-based compensation expense could differ, perhaps materially, from the amount recognized in our financial statements. For example, if we had decreased our estimate of expected forfeitures by 50%, our stock-based compensation expense for the year ended December 28, 2008, net of expected forfeitures, would have increased by $77,000. This decrease in our estimate of expected forfeitures would increase the amount of expense for all unvested awards that have not yet been recognized by $1.8 million, amortized over a weighted-average period of 2.77 years.

In January 2007, our board of directors extended the exercise period of vested stock options to April 30, 2008 for certain terminated employees. This extension was a modification under SFAS 123R, resulting in incremental expense. In accordance with SFAS 123R and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”), we classified the options as liability awards at the time of modification as the option exercises would likely require the issuance of shares to be registered. Accordingly, at the end of each quarter in the year ended December 30, 2007, we determined the fair value of these options utilizing the Black-Scholes valuation model and changes in fair value of the options are included in stock-based compensation. During the year ended December 30, 2007, we recorded $7.6 million of stock-based compensation expense related to the modification.

In connection with the SEC’s adoption of Rule 12h-1 in December 2007, the liability awards were reclassified into equity as we determined that we were no longer required to register the issuance of shares to settle the awards. As a result of the reclassification, $6.1 million was reclassified from current liabilities to additional paid-in-capital.

Valuation of Inventory

Inventory is recorded at the lower of cost (using the first-in, first-out method) or market, after we give appropriate consideration to obsolescence and inventory in excess of anticipated future demand. In assessing the ultimate recoverability of inventory, we are required to make estimates regarding future customer demand, the timing of new product introductions, economic trends and market conditions. If the actual product demand is significantly lower than forecasted, we could be required to record additional inventory write-downs which would be charged to cost of product revenue. Any write-downs could have an adverse impact on our gross margins and profitability. During fiscal 2007, we wrote-off $6.3 million of excess inventory, of which $6.0 million was written-off in the second half of fiscal 2007.

Warranty Liabilities

We generally provide a one-year warranty on hardware products and a 90-day warranty on software. A provision for estimated future costs related to warranty activities is charged to cost of product revenue based upon historical product failure rates and historical costs incurred in correcting product failures. If we experience an increase in warranty claims compared with our historical experience, or if the cost of servicing warranty claims is greater than expected, our gross margin could be adversely affected.

Accounting for Income Taxes

We record income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

We operate in various tax jurisdictions and are subject to audit by various tax authorities. We provide for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relevant tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

On January 1, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which supplements FASB Statement No. 109 by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effects of a position be recognized only if it is “more likely than not” to be sustained based solely on its technical merits as of the reporting date. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

With the adoption of FIN 48, companies are required to adjust their financial statements to reflect only those tax positions that are more likely than not to be sustained. Any necessary adjustment would be recorded directly to retained earnings and reported as a change in accounting principle as of the date of adoption. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The adoption of FIN 48 did not have a material impact on our consolidated financial statements.

As part of the process of preparing our consolidated financial statements, we are required to estimate our taxes in each of the jurisdictions in which we operate. We estimate actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets, which are included in our consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our consolidated statements of operations become deductible expenses under applicable income tax laws, or loss or credit carryforwards are utilized.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty surrounding our ability to realize such deferred tax assets, a full valuation allowance has been established, except with respect to deferred tax assets related to certain foreign operations.

We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement for the periods in which the adjustment is determined to be required.

Results of Operations

The following tables set forth our results of operations for the periods presented and as a percentage of our total revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods, and the results for the first six months of fiscal 2009 are not necessarily indicative of results to be expected for the full year or for any other period.

				Six Months Ended
	Fiscal Year(1)			June 29, 2008	June 28, 2009
	2006	2007	2008
	(in thousands)
Consolidated Statement of Operations Data:
Revenue
Product	$59,469	$70,131	$94,587	$44,779	$43,777
Services	39,590	74,152	105,292	47,767	65,046
Ratable product and services	24,407	11,083	11,912	5,765	6,716

Total revenue	123,466	155,366	211,791	98,311	115,539

Cost of revenue
Product	24,166	35,948	41,397	19,791	18,621
Services	9,496	15,941	19,441	9,767	10,405
Ratable product and services	7,302	4,763	4,634	2,220	2,607

Total cost of revenues	40,964	56,652	65,472	31,778	31,633

Gross profit
Product	35,303	34,183	53,190	24,988	25,156
Services	30,094	58,211	85,851	38,000	54,641
Ratable product and services	17,105	6,320	7,278	3,545	4,109

Total gross profit	82,502	98,714	146,319	66,533	83,906

Operating expenses
Research and development	21,446	27,588	37,035	18,229	20,410
Sales and marketing	54,056	72,159	87,717	44,466	46,104
General and administrative	12,997	20,544	16,640	8,404	9,188

Total operating expenses	88,499	120,291	141,392	71,099	75,702

Operating income (loss)	(5,997)	(21,577)	4,927	(4,566)	8,204

Interest income	2,376	3,507	2,614	1,277	1,249
Other income (expense), net	(503)	(1,991)	1,710	(704)	212

Income (loss) before income taxes	(4,124)	(20,061)	9,251	(3,993)	9,665

Provision for income taxes	1,220	1,781	1,888	1,094	1,315

Net income (loss)	$(5,344)	$(21,842)	$7,363	$(5,087)	$8,350

(1)	Our fiscal years ended on December 31, 2006, December 30, 2007 and December 28, 2008.

				Six Months Ended
	Fiscal Year			June 29, 2008	June 28, 2009
	2006	2007	2008
			(as % of revenue)
Revenue
Product	48.2%	45.1%	44.7%	45.5%	37.9%
Services	32.1%	47.7%	49.7%	48.6%	56.3%
Ratable product and services	19.7%	7.2%	5.6%	5.9%	5.8%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Total cost of revenue	33.2%	36.5%	30.9%	32.3%	27.4%

Total gross profit	66.8%	63.5%	69.1%	67.7%	72.6%

Operating expenses
Research and development	17.4%	17.8%	17.5%	18.5%	17.7%
Sales and marketing	43.8%	46.4%	41.4%	45.3%	39.9%
General and administrative	10.5%	13.2%	7.9%	8.5%	8.0%

Total operating expenses	71.7%	77.4%	66.8%	72.3%	65.6%

Operating income (loss)	(4.9)%	(13.9)%	2.3%	(4.6)%	7.0%

Interest income	1.9%	2.3%	1.3%	1.3%	1.1%
Other income (expense), net	(0.4)%	(1.3)%	0.8%	(0.8)%	0.2%

Income (loss) before provision for income taxes	(3.4)%	(12.9)%	4.4%	(4.1)%	8.3%
Provision for income taxes	1.0%	1.2%	0.9%	1.1%	1.1%

Net income (loss)	(4.4)%	(14.1)%	3.5%	(5.2)%	7.2%

First Six Months of Fiscal 2009 and 2008

Revenue

	Six Months Ended
	June 29, 2008		June 28, 2009
	Amount	% of Revenue	Amount	% of Revenue	Change	% Change
			(dollars in thousands)
Revenue
Product	$44,779	45.5%	$43,777	37.9%	$(1,002)	(2.2)%
Services	47,767	48.6%	65,046	56.3%	17,279	36.2%
Ratable product and services	5,765	5.9%	6,716	5.8%	951	16.5%

Total revenue	$98,311	100.0%	$115,539	100.0%	$17,228	17.5%

Revenue by Geography
Americas	$32,261	32.8%	$41,733	36.1%	$9,472	29.4%
EMEA	38,532	39.2%	44,304	38.3%	5,772	15.0%
APAC	27,518	28.0%	29,502	25.6%	1,984	7.2%

Total revenue	$98,311	100.0%	$115,539	100.0%	$17,228	17.5%

Total revenue increased $17.2 million, or 17.5%, in the first six months of fiscal 2009 compared to the same period in fiscal 2008, primarily due to growth in services revenue. The Americas region contributed the majority of this growth. Product revenue decreased $1.0 million, or 2.2%, in the first six months of fiscal 2009 compared to the same period in fiscal 2008. The decrease in product revenue was primarily driven by slightly lower product sales volume in the first six months of fiscal 2009 compared to 2008 which we believe may have been due to adverse global economic conditions. Product average sales prices and the product mix were relatively unchanged from period to period. Services revenue increased $17.3 million, or 36.2%, in the first six months of fiscal 2009 compared to the same period in fiscal 2008 due to recognition of revenue from our growing deferred revenue balance consisting of subscription and support contracts sold to a larger customer base. The growth in ratable product and service revenue was due to a slight decrease in the weighted-average service period over which such revenue is being recognized, due to a decrease in the average contractual term of support contracts for arrangements where we recognized product and support revenue ratably over the performance period. We expect that the weighted-average service period over which ratable revenue is recognized will decrease over the remainder of fiscal 2009.

Cost of revenue and gross margin

	Six Months Ended		Change	% Change
	June 29, 2008	June 28, 2009

	(dollars in thousands)
Cost of revenue
Product	$19,791	$18,621	$(1,170)	(5.9)%
Services	9,767	10,405	638	6.5%
Ratable product and services	2,220	2,607	387	17.4%

Total cost of revenue	$31,778	$31,633	$(145)	(0.5)%

Gross margin
Product	55.8%	57.5%	1.7%
Services	79.6%	84.0%	4.4%
Ratable product and services	61.5%	61.2%	(0.3)%

Total gross margin	67.7%	72.6%	4.9%

Total gross margin increased 4.9 percentage points primarily due to the higher mix of services revenue in the first six months of fiscal 2009 compared to the same period in fiscal 2008. Product gross margin increased 1.7 percentage points in the first six months of fiscal 2009 compared to the same period in fiscal 2008 primarily due to lower warranty-related return costs which resulted in a savings of $2.2 million, partially offset by $0.9 million related to the impairment and amortization of intangible assets in the first six months of fiscal 2009. The 4.4 percentage point increase in services gross margin in the first six months of fiscal 2009 was primarily due to growth in services revenue resulting in a larger customer base to leverage our support cost structure. Service cost increased by $0.6 million primarily due to $0.5 million of higher cash-based personnel costs related to headcount increases in our professional services and training teams and, to a lesser degree, in our threat research centers. Ratable product and services gross margin was relatively unchanged in the period.

Operating Expenses

	Six Months Ended
	June 29, 2008		June 28, 2009
	Amount	% of Revenue	Amount	% of Revenue	Change	% Change
			(dollars in thousands)
Operating expenses
Research and development	$18,229	18.5%	$20,410	17.7%	$2,181	12.0%
Sales and marketing	44,466	45.3%	46,104	39.9%	1,638	3.7%
General and administrative	8,404	8.5%	9,188	8.0%	784	9.3%

Total operating expenses	$71,099	72.3%	$75,702	65.6%	$4,603	6.5%

Includes stock-based compensation of:
Research and development	$428		$876		$448
Sales and marketing	1,220		1,336		116
General and administrative	575		784		209

Total	$2,223		$2,996		$773

Research and development expense

Research and development expense increased $2.2 million, or 12.0%, in the first six months of fiscal 2009 from the same period in fiscal 2008 primarily due to an increase of $1.5 million in cash-based personnel costs as we increased our headcount to support continued enhancements of our products. We also had an increase of $0.4 million in stock-based compensation expense, $0.1 million of increased rent and occupancy-related expenses and an increase of $0.1 million in depreciation expense.

Sales and marketing expense

For the first six months of fiscal 2009, sales and marketing expense increased $1.6 million, or 3.7%, primarily due to increased cash-based personnel costs of $1.0 million due to increased headcount primarily in the U.S., a $0.4 million increase in rent and occupancy-related expenses, a $0.2 million increase in promotional and other marketing-related expenses and a $0.1 million increase in stock-based compensation expense. These increases were partially offset by a $0.2 million decrease in the use of outside services, including third-party outsourced marketing services. As a percentage of revenue, sales and marketing expenses decreased 5.3 percentage points as we continued to increase the productivity of our sales force.

General and administrative expense

For the first six months of fiscal 2009, general and administrative expense increased $0.8 million, or 9.3%, primarily due to a $0.8 million increase in external legal and accounting-related services and a $0.2 million increase in stock-based compensation partially offset by a $0.3 million decrease in cash-based personnel costs.

Interest income and other income (expense), net

	Six Months Ended
	June 29, 2008	June 28, 2009	Change	% Change
	(dollars in thousands)
Interest income	$1,277	$1,249	$(28)	(2.2)%
Other income (expense), net	(704)	212	914	*

*	not meaningful

Despite higher balances of cash, cash equivalents and short-term investments during the first six months of fiscal 2009, lower interest rates resulted in approximately the same amount of interest income as the same period in fiscal 2008. The gain in the first six months of fiscal 2009 in other income (expense), net was due to an increase in foreign exchange gains primarily due to the strengthening of the U.S. dollar against the British pound and the Canadian dollar. The loss in the first six months of fiscal 2008 was primarily due to the weakening of the U.S. dollar against the Canadian dollar.

Provision for income taxes

	Six Months Ended		Change	% Change
	June 29, 2008	June 28, 2009

	(dollars in thousands)
Provision for income taxes	$1,094	$1,315	$221	20.2%
Effective tax rate	(27.4)%	13.6%	*

*	not meaningful

The effective tax rate was 13.6% for the first six months of fiscal 2009, compared with an effective tax rate of negative 27.4% for the first six months of fiscal 2008. The provision for income taxes for the first six months of fiscal 2009 is comprised of foreign income taxes, U.S. federal alternative minimum tax and state taxes. The provision for income taxes for the six months ended June 29, 2008 is comprised primarily of foreign and state income taxes. The increase in the effective tax rate for the first six months of fiscal 2009, compared with the first six months of fiscal 2008, was attributable to an increase in U.S. alternative minimum tax and an increase in state taxes due to improved results during the first six months of fiscal 2009.

Fiscal Years 2008 and 2007

Revenue

	Fiscal Year
	2007		2008
	Amount	% of Revenue	Amount	% of Revenue	Change	% Change
			(dollars in thousands)
Revenue
Product	$70,131	45.1%	$94,587	44.7%	$24,456	34.9%
Services	74,152	47.7%	105,292	49.7%	31,140	42.0%
Ratable product and services	11,083	7.2%	11,912	5.6%	829	7.5%

Total revenue	$155,366	100.0%	$211,791	100.0%	$56,425	36.3%

Revenue by Geography
Americas	$55,461	35.7%	$75,367	35.6%	$19,906	35.9%
EMEA	54,722	35.2%	79,755	37.7%	25,033	45.7%
APAC	45,183	29.1%	56,669	26.7%	11,486	25.4%

Total revenue	$155,366	100.0%	$211,791	100.0%	$56,425	36.3%

Total revenue increased $56.4 million, or 36.3%, in fiscal 2008 primarily as a result of growth in sales in the EMEA and Americas regions. Product revenue increased $24.5 million, or 34.9%, in fiscal 2008 largely driven by increased sales of our higher-end products, consisting of our FortiGate-1000 to 5000 series, to large enterprises and service providers. While there were no material price changes between the periods, the shift in product mix towards our higher-end products had the effect of increasing our average sales price. In addition we experienced modest overall growth in sales volume. Services revenue increased $31.1 million, or 42.0%, due to an increase in our installed customer base. The modest growth in ratable product and services revenue was due to the incremental amortization of new ratable product and services sales.

Cost of revenue and gross margin

	Fiscal Year
	2007	2008	Change	% Change
	(dollars in thousands)
Cost of revenue
Product	$35,948	$41,397	$5,449	15.2%
Services	15,941	19,441	3,500	22.0%
Ratable product and services	4,763	4,634	(129)	(2.7)%

Total cost of revenue	$56,652	$65,472	$8,820	15.6%

Gross margin
Product	48.7%	56.2%	7.5%
Services	78.5%	81.5%	3.0%
Ratable product and services	57.0%	61.1%	4.1%

Total gross margin	63.5%	69.1%	5.6%

Total gross margin increased 5.6 percentage points in fiscal 2008 primarily due to improving product margins based on enhanced inventory management and a higher mix of services revenue. The 7.5 percentage point increase in product gross margin in fiscal 2008 was primarily due to a $6.3 million excess inventory write-off taken in fiscal 2007 which reduced product gross margin by approximately nine percentage points in fiscal 2007. The 3.0 percentage point increase in services gross margin in fiscal 2008 was primarily due to higher revenue and a larger customer base which enabled us to leverage our support cost structure. Services cost increased $3.5 million in fiscal 2008 primarily due to an increase of $2.5 million in cash-based personnel costs resulting from increased headcount in our threat research centers and in our technical support centers in both the EMEA and Americas regions. Additional costs included a $0.4 million increase in stock-based compensation expense and $0.5 million of higher facility-related expenses to support the additional staffing requirements. Ratable gross margin increased in accordance with the respective product and services gross margin increases.

Operating Expenses

	Fiscal Year
	2007		2008
	Amount	% of Revenue	Amount	% of Revenue	Change	% Change
			(dollars in thousands)
Operating expenses
Research and development	$27,588	17.8%	$37,035	17.5%	$9,447	34.2%
Sales and marketing	72,159	46.4%	87,717	41.4%	15,558	21.6%
General and administrative	20,544	13.2%	16,640	7.9%	(3,904)	(19.0)%

Total operating expenses	$120,291	77.4%	$141,392	66.8%	$21,101	17.5%

Includes stock-based compensation of:
Research and development	$1,452		$1,049		$(403)
Sales and marketing	3,928		2,512		(1,416)
General and administrative	2,983		1,271		(1,712)

Total	$8,363		$4,832		$(3,531)

The higher stock-based compensation expense in fiscal 2007 was primarily due to the remeasurement of the vested portion of certain option grants associated with extending the exercise period for employees that had terminated their employment with us. See “—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

Research and development expense

Research and development expense increased $9.4 million, or 34.2%, in fiscal 2008 primarily due to an increase of $8.1 million in cash-based personnel costs as a result of increased headcount, an increase of $0.7 million in higher external test and certification costs and an increase of $0.7 million for rent and occupancy-related expenses. These increases were partially offset by a $0.4 million decrease in stock-based compensation expense.

Sales and marketing expense

Sales and marketing expense increased $15.6 million, or 21.6%, in fiscal 2008 primarily due to increased cash-based personnel costs of $12.2 million resulting from increased headcount in an effort to help drive our overall revenue growth. In fiscal 2008 we also had $2.5 million in additional promotional and other marketing-related expenses, $1.3 million of incremental rent and occupancy-related expenses and $0.5 million from increased travel expenses. These increases were partially offset by a $1.4 million decrease in stock-based compensation expense. As a result, sales and marketing expense as a percent of revenue decreased 5.0 percentage points in fiscal 2008.

General and administrative expense

The $3.9 million decrease in general and administrative expense was primarily due to $3.6 million in lower external accounting and legal services expenses in fiscal 2008 as compared to fiscal 2007 when we made investments in the automation of our financial processes. Cash-based personnel costs increased $1.2 million as we incurred the full year costs from increased headcount in fiscal 2007 to support our growth and bad debt expense of $0.2 million, offset by a decrease in stock-based compensation expense of $1.7 million. As a result, general and administrative expense as a percent of revenue decreased 5.3 percentage points in fiscal 2008.

Interest income and other income (expense), net

	Fiscal Year		Change	% Change
	2007	2008
	(dollars in thousands)
Interest income	$3,507	$2,614	$(893)	(25.5)%
Other income (expense), net	(1,991)	1,710	3,701	*

*	not meaningful

The $0.9 million decrease in interest income in fiscal 2008 was due to lower interest rates earned, despite higher balances of cash, cash equivalents and short-term investments. The gain in fiscal 2008 in other income (expense), net was the result of an increase in foreign exchange gains primarily due to the strengthening of the U.S. dollar against the Euro, British Pound and the Canadian dollar. The loss in fiscal 2007 was primarily due to the weakening of the U.S. dollar against the same three currencies.

Provision for income taxes

	Fiscal Year		Change	% Change
	2007	2008
	(dollars in thousands)
Provision for income taxes	$1,781	$1,888	$107	6.0%
Effective tax rate	(8.9)%	20.4%	*

*	not meaningful

The effective tax rate was 20.4% for fiscal 2008, compared with an effective tax rate of negative 8.9% for fiscal 2007. The provision for income taxes for fiscal 2008 is comprised primarily of foreign income taxes and state taxes. We incurred tax expense despite a consolidated loss before income taxes for fiscal 2007 primarily due to foreign income taxes paid based on profits realized by our foreign subsidiaries. The increase in the provision for income taxes for fiscal 2008 compared to fiscal 2007 was attributable to an increase in state income taxes due to improved results in fiscal 2008, offset by a reduction in foreign income tax expense driven by the realization of certain foreign tax credits.

Fiscal Years 2007 and 2006

Revenue

	Fiscal Year				Change	% Change
	2006		2007
	Amount	% of Revenue	Amount	% of Revenue
			(dollars in thousands)
Revenue
Product	$59,469	48.2%	$70,131	45.1%	$10,662	17.9%
Services	39,590	32.1%	74,152	47.7%	34,562	87.3%
Ratable product and services	24,407	19.7%	11,083	7.2%	(13,324)	(54.6)%

Total revenue	$123,466	100.0%	$155,366	100.0%	$31,900	25.8%

Revenue by Geography
Americas	$37,654	30.5%	$55,461	35.7%	$17,807	47.3%
EMEA	42,303	34.3%	54,722	35.2%	12,419	29.4%
APAC	43,509	35.2%	45,183	29.1%	1,674	3.8%

Total revenue	$123,466	100.0%	$155,366	100.0%	$31,900	25.8%

Total revenue increased $31.9 million, or 25.8%, in fiscal 2007 primarily driven by the Americas and EMEA regions. Product revenue increased $10.7 million, or 17.9%, as we experienced increased volumes broadly across our FortiGate product line, with the majority of the growth in our entry-level and mid-range products below the FortiGate-1000. Product average sales prices and the product mix were relatively unchanged from period to period. Services revenue increased $34.6 million, or 87.3%, due an increase in our installed customer base. The $13.3 million decrease in ratable product and services revenues was due to the establishment of VSOE for a higher proportion of our sales transactions in fiscal 2006 and 2007 than in prior periods, resulting in a lower portion of our sales being recognized as ratable revenue.

Cost of revenue and gross margin

	Fiscal Year		Change	% Change
	2006	2007
	(dollars in thousands)
Cost of revenue
Product	$24,166	$35,948	$11,782	48.8%
Services	9,496	15,941	6,445	67.9%
Ratable product and services	7,302	4,763	(2,539)	(34.8)%

Total cost of revenue	$40,964	$56,652	$15,688	38.3%

Gross margin
Product	59.4%	48.7%	(10.7)%
Services	76.0%	78.5%	2.5%
Ratable product and services	70.1%	57.0%	(13.1)%

Total gross margin	66.8%	63.5%	(3.3)%

Total gross margin decreased 3.3 percentage points from fiscal 2006 to fiscal 2007, primarily due to lower product gross margin associated with excess inventory write-offs. The 10.7 percentage point decrease in product gross margin was primarily attributable to a $6.3 million excess inventory write-off taken in fiscal 2007, compared to a $1.4 million write-off in fiscal 2006, resulting in a seven percentage point lower margin in fiscal 2007. Higher warranty-related return costs and freight costs also accounted for a total of four percentage point decrease in product gross margin in fiscal 2007 when compared to 2006. The 2.5 percentage point increase in services gross margin was primarily due to the growth in our services revenue exceeding the related costs of providing those services. Services cost increased $6.4 million primarily due to $3.6 million of higher cash-based personnel costs resulting from increased headcount. The increased headcount was widely distributed across all technical support centers worldwide and the threat research centers which are required to support our larger customer base. Additional costs included a $1.5 million increase in general operating expenses such as depreciation, supplies and travel-related expenses and a $0.2 million increase in facility-related expenses. In addition, stock-based compensation expense increased by $0.4 million in fiscal 2007. The 13.1 percentage point reduction in ratable product and services gross margin was consistent with the decrease in product gross margins for the period.

Operating expenses

	Fiscal Year
	2006		2007
	Amount	% of Revenue	Amount	% of Revenue	Change	% Change
			(dollars in thousands)
Operating expenses
Research and development	$21,446	17.4%	$27,588	17.8%	$6,142	28.6%
Sales and marketing	54,056	43.8%	72,159	46.4%	18,103	33.5%
General and administrative	12,997	10.5%	20,544	13.2%	7,547	58.1%

Total operating expenses	$88,499	71.7%	$120,291	77.4%	$31,792	35.9%

Includes stock-based compensation of:
Research and development	$135		$1,452		$1,317
Sales and marketing	354		3,928		3,574
General and administrative	414		2,983		2,569

Total	$903		$8,363		$7,460

The increase in stock-based compensation expense in 2007 was primarily due to the remeasurement of the vested portion of certain option grants associated with extending the exercise period for employees that had terminated their employment with us. See “—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

Research and development expense

Research and development expense increased by $6.1 million, or 28.6%, in fiscal 2007 primarily due to $4.0 million in higher cash-based personnel costs as a result of increased headcount and a $1.3 million increase in stock-based compensation expense. Higher depreciation expense of $0.3 million, travel-related expenses of $0.2 million, $0.2 million of higher rent and occupancy-related expenses and $0.2 million in higher expensed equipment and other supplies also contributed to the increase.

Sales and marketing expense

Sales and marketing expense increased $18.1 million, or 33.5%, in fiscal 2007 due to increased cash-based personnel costs of $11.2 million primarily resulting from increased headcount, particularly in the U.S. to expand our focus on large enterprise and service provider accounts. In addition to a $3.6 million increase in stock-based compensation, we had an increase of $1.2 million in travel-related expenses due to our expanded sales force, $1.1 million of incremental promotional and other marketing expenses and a $0.5 million increase in rent and occupancy-related expenses. Primarily as a result of increased cash-based and stock-based compensation expense, sales and marketing as a percent of revenue increased 2.6 percentage points in fiscal 2007.

General and administrative expense

General and administrative expense increased $7.5 million, or 58.1%, in fiscal 2007 due to a $2.9 million increase in cash-based personnel costs as a result of increased headcount, particularly in our accounting and finance functions to support our overall growth, a $2.6 million increase in stock-based compensation and a $2.0 million increase in external audit and accounting services as we invested in automation of financial processes. As a result, general and administrative expense as a percent of revenue increased 2.7 percentage points in fiscal 2007.

Interest income and other income (expense), net

	Fiscal Year		Change	% Change
	2006	2007
	(dollars in thousands)
Interest income	$2,376	$3,507	$1,131	47.6%
Other income (expense), net	(503)	(1,991)	(1,488)	*

*	not meaningful

The $1.1 million increase in interest income was due to interest earned on higher invested balances. The loss in fiscal 2007 in other income (expense), net was primarily due to the weakening of the U.S. dollar against the Euro, British Pound and the Canadian dollar. The loss in fiscal 2006 was primarily due to the weakening of the U.S. dollar against the Euro and British Pound.

Provision for income taxes

	Fiscal Year		Change	% Change
	2006	2007
	(dollars in thousands)
Provision for income taxes	$1,220	$1,781	$561	46.0%
Effective tax rate	(29.6)%	(8.9)%	*

*	not meaningful

The effective tax rate was negative 8.9% for fiscal 2007, compared with negative 29.6% for fiscal 2006. We incurred tax expense despite a consolidated loss before income taxes for fiscal 2007 and 2006 primarily due to foreign income taxes. The change in the provision for fiscal 2007 compared to fiscal 2006 was primarily attributable to increased profitability of our foreign operations.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for the last ten fiscal quarters, as well as the percentage that each line item represents of total revenue. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	Apr 1, 2007	July 1, 2007	Sept 30, 2007	Dec 30, 2007	Mar 30, 2008	June 29, 2008	Sept 28, 2008	Dec 28, 2008	Mar 29, 2009	June 28, 2009
	(in thousands)
Consolidated Statements of Operations Data:
Revenue
Product	$15,950	$19,448	$16,245	$18,488	$20,691	$24,088	$23,616	$26,192	$19,326	$24,451
Services	15,195	16,902	19,551	22,504	22,312	25,455	27,627	29,898	31,573	33,473
Ratable product and services	3,456	2,461	2,538	2,628	2,761	3,004	3,171	2,976	3,295	3,421

Total revenue	34,601	38,811	38,334	43,620	45,764	52,547	54,414	59,066	54,194	61,345

Cost of revenue
Product(1)	6,597	8,436	8,950	11,965	9,474	10,317	9,629	11,977	8,305	10,316
Services(1)	3,319	3,813	4,099	4,710	4,597	5,170	4,984	4,690	5,048	5,357
Ratable product and services	1,155	907	1,151	1,550	1,067	1,153	1,227	1,187	1,301	1,306

Total cost of revenue	11,071	13,156	14,200	18,225	15,138	16,640	15,840	17,854	14,654	16,979

Total gross profit	23,530	25,655	24,134	25,395	30,626	35,907	38,574	41,212	39,540	44,366

Operating expenses
Research and development(1)	5,998	6,363	7,278	7,949	8,780	9,449	9,957	8,849	9,876	10,534
Sales and marketing(1)	15,967	17,776	17,677	20,739	21,556	22,910	21,434	21,817	21,763	24,341
General and administrative(1)	4,405	4,631	4,343	7,165	3,953	4,451	3,963	4,273	4,672	4,516

Total operating expenses	26,370	28,770	29,298	35,853	34,289	36,810	35,354	34,939	36,311	39,391

Operating income (loss)	(2,840)	(3,115)	(5,164)	(10,458)	(3,663)	(903)	3,220	6,273	3,229	4,975
Interest income	771	866	913	957	735	542	595	742	714	535
Other income (expense), net	(248)	(588)	(560)	(595)	(903)	199	875	1,539	494	(282)

Income (loss) before income taxes	(2,317)	(2,837)	(4,811)	(10,096)	(3,831)	(162)	4,690	8,554	4,437	5,228
Provision for income taxes	164	804	376	437	338	756	183	611	663	652

Net income (loss)	$(2,481)	$(3,641)	$(5,187)	$(10,533)	$(4,169)	$(918)	$4,507	$7,943	$3,774	$4,576

(1) Includes stock-based compensation expense as follows:
	Three Months Ended
	Apr 1, 2007	July 1, 2007	Sept 30, 2007	Dec 30, 2007	Mar 30, 2008	June 29, 2008	Sept 28, 2008	Dec 28, 2008	Mar 29, 2009	June 28, 2009
	(in thousands)
Cost of product revenue	$181	$147	$175	$48	$9	$18	$19	$21	$24	$27
Cost of services revenue	33	61	91	235	79	93	111	117	124	172
Research and development	268	308	640	235	162	266	299	322	378	498
Sales and marketing	1,262	1,055	914	697	559	661	647	645	644	692
General and administrative	316	321	386	1,959	253	322	357	339	380	404

Total stock-based compensation	$2,060	$1,892	$2,206	$3,174	$1,062	$1,360	$1,433	$1,444	$1,550	$1,793

	Three Months Ended
	Apr 1, 2007	July 1, 2007	Sept 30, 2007	Dec 30, 2007	Mar 30, 2008	June 29, 2008	Sept 28, 2008	Dec 28, 2008	Mar 29, 2009	June 28, 2009
	(as % of revenues)
Revenue
Product	46.1%	50.1%	42.4%	42.4%	45.2%	45.8%	43.4%	44.3%	35.7%	39.9%
Services	43.9%	43.5%	51.0%	51.6%	48.8%	48.4%	50.8%	50.6%	58.3%	54.6%
Ratable product and services	10.0%	6.4%	6.6%	6.0%	6.0%	5.8%	5.8%	5.1%	6.0%	5.5%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Total cost of revenue	32.0%	33.9%	37.0%	41.8%	33.1%	31.7%	29.1%	30.2%	27.0%	27.7%
Total gross profit(1)	68.0%	66.1%	63.0%	58.2%	66.9%	68.3%	70.9%	69.8%	73.0%	72.3%
Operating expenses
Research and development	17.3%	16.4%	19.0%	18.2%	19.2%	18.0%	18.2%	15.0%	18.2%	17.2%
Sales and marketing	46.2%	45.8%	46.2%	47.5%	47.1%	43.5%	39.5%	37.0%	40.2%	39.7%
General and administrative	12.7%	11.9%	11.3%	16.4%	8.6%	8.5%	7.3%	7.2%	8.6%	7.3%

Total operating expenses	76.2%	74.1%	76.5%	82.1%	74.9%	70.0%	65.0%	59.2%	67.0%	64.2%

Operating income (loss)	(8.2)%	(8.0)%	(13.5)%	(23.9)%	(8.0)%	(1.7)%	5.9%	10.6%	6.0%	8.1%
Interest income	2.2%	2.2%	2.4%	2.2%	1.6%	1.0%	1.1%	1.3%	1.3%	0.9%
Other income (expense), net	(0.7)%	(1.5)%	(1.5)%	(1.4)%	(2.0)%	0.4%	1.6%	2.6%	0.9%	(0.4)%

Income (loss) before income taxes	(6.7)%	(7.3)%	(12.6)%	(23.1)%	(8.4)%	(0.3)%	8.6%	14.5%	8.2%	8.6%
Provision for income taxes	0.5%	2.1%	1.0%	1.0%	0.7%	1.5%	0.3%	1.0%	1.2%	1.1%

Net income (loss)	(7.2)%	(9.4)%	(13.6)%	(24.1)%	(9.1)%	(1.8)%	8.3%	13.5%	7.0%	7.5%

(1)	The table below shows gross profit as percentage of each component of revenue, referred to as gross margin:

	Three Months Ended
	Apr 1, 2007	July 1, 2007	Sept 30, 2007	Dec 30, 2007	Mar 30, 2008	June 29, 2008	Sept 28, 2008	Dec 28, 2008	Mar 29, 2009	June 28, 2009
Gross Margin by Component of Revenue
Gross margin
Product	58.6%	56.6%	44.9%	35.3%	54.2%	57.2%	59.2%	54.3%	57.0%	57.8%
Services	78.2%	77.4%	79.0%	79.1%	79.4%	79.7%	82.0%	84.3%	84.0%	84.0%
Ratable product and services	66.6%	63.1%	54.6%	41.0%	61.4%	61.6%	61.3%	60.1%	60.5%	61.8%

Total gross margin	68.0%	66.1%	63.0%	58.2%	66.9%	68.3%	70.9%	69.8%	73.0%	72.3%

Seasonality, Cyclicality and Quarterly Revenue Trends

Our quarterly results reflect seasonality in the sale of our products, subscriptions and services. In general, our product revenue in the third quarter has been negatively affected by reduced economic activity in the summer months, particularly in Europe. A pattern of increased customer buying at year-end has also positively impacted sales activity in the fourth quarter. Similarly, our gross margins and operating income have been affected by these historical trends because expenses are relatively fixed in the near-term. Although these seasonal factors are common in the technology sector, historical patterns should not be considered a reliable indicator of our future sales activity or performance. On a quarterly basis, we have usually generated the majority of our product revenue in the final month of each quarter and a significant amount in the last two weeks of a quarter. We believe this is due to customer buying patterns typical in this industry.

Our total quarterly revenue has generally increased sequentially during the last ten quarters, with revenue increasing from the preceding period in eight of the ten quarters shown. Our product revenue in the third quarters of each of fiscal 2007 and 2008 was $3.2 million and $0.5 million lower, respectively, on a sequential basis. We believe these declines were due primarily to the seasonality which we typically experience in our third quarter as discussed above. In the second quarter of fiscal 2007 product revenue increased in part due to an inventory shortage in the first quarter of fiscal 2007 which delayed revenue recognition on certain orders until the second quarter of fiscal 2007. Product revenue in the first two quarters of fiscal 2009 were lower or essentially flat compared to the same periods in fiscal 2008, which we believe was due in part to adverse global economic conditions. Additionally, product revenue was lower in the first quarter of fiscal 2009 due to a delay in the availability of a new product which delayed revenue recognition on orders until the second quarter of fiscal 2009, combined, we believe, with adverse global economic conditions. Services revenue has generally increased sequentially each quarter, as new support and subscription contracts have been entered into and existing customers have renewed their contracts.

Quarterly Gross Margin Trend

Gross profit has increased sequentially in eight of the ten quarters presented. Gross margin has fluctuated on a quarterly basis primarily due to shifts in the mix of sales of between product and services, types of products sold and the average selling prices of our products. Product gross margins in the third and fourth quarters of fiscal 2007 decreased substantially due to $1.9 million and $4.1 million of excess and obsolescence inventory write-offs, respectively. Additionally, product gross margins decreased in the fourth quarter of fiscal 2008 due to higher discounts and a $0.5 million excess and obsolescence inventory write-off incurred in that period. Services gross margins increased from the second quarter of fiscal 2007 through the fourth quarter of fiscal 2008 due to higher revenue and a larger customer base over which to spread related costs and we have generally maintained services gross margins at those levels in the first two quarters of fiscal 2009. However, we expect to continue to invest in support personnel and therefore services gross margins may not increase substantially or at all in future periods.

Liquidity and Capital Resources

				As of
	As of Fiscal Year End			June 29, 2008	June 28, 2009
	2006	2007	2008
			(in thousands)
Cash, cash equivalents and short-term investments	$64,041	$90,161	$124,190	$104,843	$136,422

				Six Months Ended
	Fiscal Year			June 29, 2008	June 28, 2009
	2006	2007	2008
			(in thousands)
Cash provided by operating activities	$3,409	$27,669	$37,686	$15,843	$29,893
Cash provided by (used in) investing activities	21,463	(2,328)	(53,706)	11,554	(20,382)
Cash provided by (used in) financing activities	793	19	2,117	1,191	(14,767)
Effect of exchange rates on cash and cash equivalents	—	460	(937)	(148)	504

Net increase (decrease) in cash and cash equivalents	$25,665	$25,820	$(14,840)	$28,440	$(4,752)

Since inception, we have financed our operations primarily through private sales of equity securities and, more recently, cash generated from operations. At June 28, 2009, our cash, cash equivalents, and short-term investments of $136.4 million were held for working capital purposes and were invested primarily in money market funds, commercial paper, corporate debt securities and U.S. government debt securities. We do not enter into investments for trading or speculative purposes. We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next twelve months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and services offerings, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

Operating Activities

For the first six months of fiscal 2009, operating activities provided $29.9 million in cash as a result of net income of $8.4 million, adjusted by non-cash items such as depreciation and amortization amounts of $2.8 million and stock-based compensation amounts of $3.3 million. Working capital sources of cash were related to a $13.5 million increase in deferred revenue which was attributable primarily to increased sales of our subscription and support services and a $2.5 million decrease in accounts receivable due to the overall growth of our business and a decrease in our days sales outstanding. These sources of cash were offset by a $1.2 million decrease in income tax payable because of the timing of tax-related payments.

For the first six months of fiscal 2008, operating activities provided $15.8 million in cash as a result of a net loss of $5.1 million, adjusted by non-cash items such as depreciation and amortization amounts of $2.1 million and stock-based compensation amounts of $2.4 million. Working capital sources of cash were related to a $21.9 million increase in deferred revenue which was attributable to increased sales of our subscription and support services and a $1.9 million increase in accounts payable due to timing of payments. These sources of cash were offset by a $5.4 million increase in accounts receivable due to the overall growth of our business offset by a decrease in days sales outstanding of invoicing and collections, a $1.4 million increase in deferred cost of revenue related to the increase in ratable products and services deferred revenue and a $0.8 million decrease in income tax payable related to the timing of payments.

In fiscal 2008, operating activities provided $37.7 million in cash as a result of net income of $7.4 million, adjusted by non-cash items such as depreciation and amortization amounts of $4.2 million and stock-based compensation amounts of $5.3 million. Working capital sources of cash were related to a $40.4 million increase in deferred revenue which was attributable to increased sales of our subscription and support services and a $4.3 million increase in accrued liabilities and accrued payroll and compensation primarily related to increased headcount. These sources of cash were offset by an $18.4 million increase in accounts receivable due to the overall growth of our business and an increase in days sales outstanding, a $1.2 million increase in deferred cost of revenue related to the increase in ratable products and services deferred revenue and a $1.9 million and $2.1 million decrease in accounts payable and income tax payable, respectively, related to the timing of payments.

In fiscal 2007, operating activities provided $27.7 million in cash as a result of a net loss of $21.8 million, adjusted by non-cash items such as depreciation and amortization amounts of $4.2 million and stock-based compensation amounts of $9.3 million. Working capital sources of cash were related to a $37.9 million increase in deferred revenue which was attributable to increased sales of our subscription and support services and an $8.6 million increase in accrued liabilities and accrued payroll and compensation primarily related to increased headcount. These sources of cash were offset by a $6.6 million increase in inventory which relates to the growth of our business, a $2.3 million increase in accounts receivable due to the overall growth of our business offset by a decrease in days sales outstanding, a $1.8 million increase in deferred cost of revenue which relates to the increase in ratable products and services deferred revenue, and a $1.2 million increase in prepaid expenses and other current assets.

In fiscal 2006, operating activities provided $3.4 million in cash as a result of a net loss of $5.3 million, adjusted by non-cash items such as depreciation and amortization amounts of $3.5 million and stock-based compensation amounts of $1.2 million. Working capital sources of cash were primarily related to an $18.9 million increase in deferred revenue which was attributable to increased sales of our subscription and support services, a $1.9 million increase in accounts payable, a $3.6 million increase in accrued liabilities and accrued payroll, compensation related to the timing of payments as well as increased headcount and a $2.1 million decrease in deferred cost of revenue. These sources of cash were offset by a $15.0 million payment related to a patent dispute settlement, a $2.3 million increase in accounts receivable due to the overall growth of our business offset by a decrease in days sales outstanding and a $5.8 million increase in inventory due to the growth of our business.

Investing Activities

Our investing activities consisted primarily of purchases and sales of short-term investments associated with our investment balances, and capital expenditures. The $20.4 million of cash used by investing activities during the first six months of fiscal 2009 was due primarily to $3.0 million of cash used for capital expenditures and $84.1 million in purchases of short-term investments offset by $66.7 million in sales and maturities of short-term investments.

The $11.6 million of cash provided by investing activities during the first six months of fiscal 2008 primarily consisted of $18.8 million in sales and maturities of short-term investments partially offset by $5.0 million in purchases of short-term investments, $1.2 million for capital expenditures and $1.0 million for the purchase of technology assets.

The $53.7 million of cash used in investing activities in fiscal 2008 was due primarily to $80.6 million in purchases of short-term investments partially offset by $31.7 million in sales and maturities. Additionally, we used cash of $2.8 million for capital expenditures, $1.0 million for the purchase of assets from IPLocks and $1.0 million for the purchase of certain other technology assets.

The $2.3 million of cash used in investing activities in fiscal 2007 primarily related to capital expenditures of $2.0 million. Additionally, we had $30.1 million in purchases of short-term investments effectively offset by $29.8 million in sales and maturities of short-term investments.

The $21.5 million of cash provided by investing activities in fiscal 2006 primarily related to $51.4 million in sales and maturities of short-term investments offset by $28.9 million in purchases of short-term investments and $1.2 million in capital expenditures.

Financing Activities

Our financing activities for the first six months of fiscal 2009 resulted in net cash used of $14.8 million, primarily related to the use of $15.8 million for the repurchase of our preferred and common stock, offset by proceeds of $1.0 million from the exercise of stock options to purchase our common stock. Our financing activities for the first six months of fiscal 2008 and for fiscal 2006 and 2008 related to proceeds of $1.2 million, $0.9 million and $2.1 million, respectively, as a result of exercises of stock options to purchase our common stock. We had no material financing activities in 2007.

Contractual Obligations and Commitments

The following summarizes our contractual obligations as of December 28, 2008:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating leases(1)	$12,918	$5,028	$5,097	$2,793	$—
Purchase commitments(2)	9,963	9,963	—	—	—
Royalty commitments(3)	7,000	2,000	2,000	2,000	1,000

Total(4)	$29,881	$16,991	$7,097	$4,793	$1,000

(1)	Consists of contractual obligations from non-cancelable office space under operating lease.
(2)	Consists of minimum purchase commitments with independent contract manufacturers.
(3)	Consists of minimum royalties claimed by Trend Micro to be owed, which are subject to dispute. See “Business—Legal Proceedings.”
(4)	No amounts related to FIN 48 are included. See “—Recent Accounting Pronouncements” below.

As of December 28, 2008, we had approximately $0.7 million of tax liabilities, including interest, related to uncertain tax positions. Because of the high degree of uncertainty regarding the settlement of these liabilities, we are unable to estimate the years in which future cash outflows may occur.

Off-Balance Sheet Arrangements

During fiscal 2006, 2007 and 2008 and the first six months of fiscal 2009, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Fluctuation Risk

The primary objectives of our investment activities are to preserve principal, provide liquidity and maximize income without significantly increasing risk. Some of the securities we invest in are subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash, cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and corporate debt securities and certificates of deposit. The risk associated with fluctuating interest rates is limited to our investment portfolio. A 10% decrease in interest rates in 2006, 2007 and 2008 would have resulted in a decrease in our interest income of approximately $0.2 million, $0.4 million and $0.3 million, respectively. As of June 28, 2009, our cash, cash equivalents and short-term investments were in money market funds, commercial paper, corporate debt securities and U.S. government debt securities.

Foreign Currency Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars and therefore substantially all of our revenue is not subject to foreign currency risk. However, a substantial portion of our operating expenses are incurred outside the U.S. and are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Canadian dollar and Euro. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. We recognized other income (expense), net of $0.2 million for the first six months of 2009 due to foreign currency transaction gains.

We recently began to use foreign exchange forward contracts to partially mitigate the impact of fluctuations in foreign currency rates on certain balance sheet accounts. We do not use these contracts for speculative or trading purposes. These contracts typically have maturities between one and two months, and we record gains and losses from these instruments in other income (expense), net.

Inflation Risk

Our monetary assets, consisting primarily of cash, cash equivalents and short-term investments, are not affected significantly by inflation because they are short-term. We believe the impact of inflation on replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. The rate of inflation, however, affects our cost of revenue and expenses, such as those for employee compensation, which may not be readily recoverable in the price of products and services offered by us.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(Revised 2007), Business Combinations (“SFAS 141(R)”). SFAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. We were required to adopt SFAS 141(R) for the fiscal year beginning January 1, 2009. The adoption of SFAS 141(R) did not have a material impact on our consolidated financial statements at the time of adoption.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements which amends Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB 51”), to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity separate and apart from the parent’s equity in the consolidated financial statements. In addition to the amendments to ARB 51, this statement amends SFAS 128, Earnings Per Share, so that earnings per share data will continue to be calculated the same way those data were calculated before this statements was issued. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 did not have a material impact on our consolidated financial statements at the time of adoption.

Effective January 1, 2008, we adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The adoption of SFAS 159 did not have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FSP No. 142-3, Determination of Useful Life of Intangible Assets. FSP 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP 142-3 also requires expanded disclosure regarding the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier adoption is not permitted. The adoption of FSP 142-3 did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS No. 107-1 and APB No. 28-1, Interim Disclosures about Fair Value of Financial Instruments. FSP 107-1 extends the disclosure requirements of SFAS 107, Disclosures about Fair Value of Financial Instruments, to interim period financial statements, in addition to the existing requirements for annual periods and reiterates SFAS 107’s requirement to disclose the methods and significant assumptions used to estimate fair value. FSP107-1 is effective for interim and annual periods ending after June 15, 2009. The adoption of FSP 107-1 did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS No. 115-2 and FAS No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. FSP 115-2 and FSP 124-2 establishes a new method for recognizing and reporting other-than-temporary impairment of debt securities and also contains additional disclosure requirements for both debt and equity securities. FSP 115-2 and FSP 124-2 are effective for interim and annual periods ending after June 15, 2009. The adoption of FSP 115-2 and FSP 124-2 did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP 157-4 provides additional guidance for estimating fair value when the market activity for an asset or liability has declined significantly. FSP 157-4 is effective for interim and annual periods ending after June 15, 2009 and will be applied prospectively. The adoption of FSP 157-4 did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 is effective for interim and annual periods ending after June 15, 2009 and shall be applied prospectively. The adoption of SFAS 165 did not have a material impact on our consolidated financial statements.

In June 2009, FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162. SFAS 168 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective for our interim reporting period ending on September 30, 2009. Beginning with the third fiscal quarter of 2009, our references made to U.S. GAAP will use the new Codification numbering system prescribed by the FASB. As the Codification is not intended to change or alter existing U.S. GAAP, we do not expect SFAS 168 to have any impact on our consolidated financial statements.

BUSINESS

Overview

We have pioneered an innovative, high performance network security solution to the fundamental problems of an increasingly bandwidth-intensive network environment and a more sophisticated IT threat landscape. We are leading provider of network security appliances and the market leader in UTM. Through our products and subscription services, we provide broad, integrated and high performance protection against dynamic security threats while simplifying the IT security infrastructure for enterprises, service providers and government entities worldwide. Our flagship UTM solution consists of our FortiGate appliance products that provide a broad array of security and networking functions, including firewall, VPN, antivirus, intrusion prevention, Web filtering, antispam, and WAN acceleration. Our FortiGate appliances, from the FortiGate-50 for small businesses and branch offices to the FortiGate-5000 series for large enterprises and service providers, are based on our proprietary technology platform. This platform includes our FortiASICs, which are specifically designed for accelerated processing of security and networking functions, and our FortiOS operating system, which provides the foundation for all of our security functions. Our FortiGuard security subscription services provide end-customers with access to dynamic updates to our antivirus, intrusion prevention, Web filtering and antispam functionality based on intelligence gathered by our dedicated FortiGuard Global Threat Research Team. By combining multiple proprietary security and networking functions with our purpose-built FortiASIC and FortiOS, our FortiGate UTM solution delivers broad protection against dynamic security threats while reducing the operational burden and costs associated with managing multiple point products.

We complement our FortiGate product line with a family of FortiManager appliances, which enable end-customers to manage the system configuration and security functions of multiple FortiGate appliances from a centralized console, as well as FortiAnalyzer appliances, which enable collection, analysis and archiving of content and log data generated by our products. We also offer other appliances and software that provide additional protection, such as: (i) FortiMail, a family of multi-featured, high performance messaging security appliances, (ii) FortiDB, a family of appliances that provide centrally managed database-specific security, (iii) FortiClient, a software product that provides endpoint security for desktops, laptops and mobile devices and that is primarily used in conjunction with our FortiGate appliances, (iv) FortiWeb, an appliance that provides security for Web-based applications, and (v) FortiScan, an appliance designed to provide endpoint vulnerability assessment and remediation.

We are the leading worldwide provider of UTM appliances, with a 13.9% share of the UTM appliance market for the first quarter of 2009, as determined by IDC.(1) As of June 28, 2009, we had shipped over 450,000 appliances to more than 5,000 channel partners and 75,000 end-customers worldwide, including a majority of the 2009 Fortune Global 100.

Our total revenue was $123.5 million, $155.4 million, and $211.8 million for fiscal years 2006, 2007, and 2008, respectively, and was $98.3 million and $115.5 million for the first six months of fiscal 2008 and 2009, respectively. Our business is also geographically diversified, with 36% of our total revenue from the Americas, 38% from EMEA, and 26% from APAC, for the first six months of fiscal 2009. We have generated positive cash flow from operations since fiscal 2005, generating operating cash flow of $3.4 million in fiscal 2005, $37.6 million in fiscal 2008 and $29.9 million for the first six months of fiscal 2009. Subscription and support services, which represented approximately half of our total revenue for fiscal 2008 and the first six months of fiscal 2009, are a significant source of recurring revenue.

(1)	IDC Worldwide Security Appliances Tracker, June 2009.

Industry Background

Enterprise networks are becoming more powerful and distributed as innovation in Internet-based technologies and applications enables businesses and service providers to be more productive.

Businesses, service providers and other organizations worldwide are using increasingly powerful Internet-based technologies and applications, such as new Web applications, voice over IP, or VoIP, video over broadband, file sharing, email, instant messaging and cloud-based services to enhance their productivity and gain a competitive advantage. The resulting increase in network traffic has required businesses to invest hundreds of billions of dollars in network infrastructure equipment to upgrade network speeds and support the growth of network traffic. According to IDC, organizations spent approximately $145 billion in 2008 on network equipment.(1) Network connection speeds have increased dramatically in recent years from 100 Megabits per second prevalent several years ago to multiple Gigabits per second, or Gbps, today. In addition, the architecture of enterprise networks is becoming increasingly distributed in nature, with potentially thousands of mobile workers and external business partners connected to the enterprise network through remote access or extranet connections. The enterprise perimeter is much less defined today, with multiple remote sites and with mobile workers and business partners having a higher degree of interconnectivity and greater access to network resources. Additionally, organizations frequently extend their networks through the use of wireless local area network, or WLAN, hotspots within the enterprise network or by deploying increasingly powerful handheld devices to their employees.

Businesses, service providers and governments are more vulnerable than ever to an escalating IT security threat environment and are struggling to cope with an increasingly strict regulatory climate.

Organizations today have become increasingly vulnerable to IT security threats. IT attacks have increased in both number and severity as hackers have become more sophisticated and their motivations have shifted from gaining notoriety to generating profits through exploiting confidential private data. Our FortiGuard Global Threat Research Team identified more malware in 2008 than in the years 2005 through 2007 combined and an approximately eight fold increase from 2005 levels. Additionally, by extending the traditional network perimeter and also embracing new Web applications, organizations are increasingly at risk from potential attacks by opening new points of vulnerability in their IT infrastructure. While traditionally the focus for hackers has been on targeting individuals or the data that resides within business networks, now hackers have begun to target critical government infrastructures such as electrical grids, defense networks, financial systems and telecommunications networks, resulting in a significantly increased awareness and focus by governments on combating cyberwarfare. For example, in April 2009, the Wall Street Journal reported that, according to current and former government officials, computer spies had broken into the Pentagon’s Joint Strike Fighter project and downloaded terabytes of data related to several key systems. In May 2009, the Obama administration released a comprehensive cybersecurity report and expressed a need to combat the escalating IT security threat environment. The report’s recommended action plans called for increased government investment to address escalating cyber security vulnerabilities against the backdrop of increased IT infrastructure spending encouraged by the recently enacted American Recovery and Reinvestment Act.

Government and industry requirements for network security and privacy have increased the demand for organizations to deploy security solutions that both satisfy government regulatory compliance requirements and reduce the burden of compliance reporting and enforcement. Examples of government regulations and industry standards pertaining to security and privacy include the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Gramm-Leach-Bliley Act of 1999, the Sarbanes-Oxley Act of 2002, the Federal Information Security Management Act of 2002, or FISMA, the Children’s Internet Protection Act of 2000, or CIPA, and the Payment Card Industry Data Security Standard, or PCI DSS. PCI DSS, which requires organizations that process credit card information to implement stringent controls around sensitive data, has been mandated as a requirement for credit card processing by leading credit card companies, such as American Express, MasterCard and Visa. Notwithstanding these controls, credit card information continues to be a popular target for hackers. For example, in January 2009, Heartland Payment Systems, a large payments processor in the U.S. who had 2008

(1)	“Worldwide Black Book Query Tool,” Version 2, 2009, July 2009.

processing volumes of nearly $75 billion across 200,000 merchants, reported a security breach resulting from malicious software that compromised the payment data that crossed Heartland’s data networks.

Organizations have invested heavily in products and services to combat network security threats. According to IDC, the network security market is expected to grow from $6.8 billion in 2007 to $10.5 billion in 2012, representing a compounded annual growth rate of 9.1%.(1)

Attacks have become increasingly sophisticated in an escalated threat environment.

IT security threats today include both the traditional “network level” attacks and newer “content level” attacks. A typical example of a traditional network level attack is that of a hacker using simple scripts or other attack tools to disrupt service to an enterprise network. Another example of a network level attack is a port scanning attack, in which software tools are used to search a network host for open, unprotected ports in order to exploit and gain unauthorized access to the network. These types of attacks led to the emergence of firewall and intrusion prevention systems, or IPS. Firewall products focus on inspecting packet headers and filtering out packets with undesired source addresses, destination addresses and protocol ports. Intrusion prevention systems are designed to block attacks based on traffic behavior such as port scanning attacks and known patterns contained within individual packets such as worm attacks. To circumvent these network level defenses, hackers began to utilize application content to disguise the attacks, effectively bypassing these security products by appearing to comply with packet-based IPS and firewall policies. An example of a “content level” attack is the recent Koobface exploit, which redirected Facebook and MySpace users to a seemingly innocuous website that prompted the user to download a malicious file purporting to be a new version of Adobe Flash. In this case, the source, destination and protocol information traveling between this website and the user would have appeared safe to a typical firewall. In order to block the download of the malicious file disguised to appear as an Adobe Flash update, a security device must conduct “complete content inspection,” which involves a thorough inspection of both the entire data packet, not just the packet header, and the content of all associated packets reassembled into the application, file or email. The recent proliferation of new Web applications has given hackers increasing opportunities to use content level attacks, as these applications are generally more personal and trusted in nature, and also leverage advanced Web technologies that have more flexibility to execute client-side code and propagate disguised illegitimate applications.

Traditional network security solutions are inadequate to cost-effectively address increasingly sophisticated IT attacks.

Traditional network security solutions generally consist of software security solutions, PC and server-based security appliances or first generation security appliances running ASICs dedicated to security processing for basic network security functions like firewall and VPN. These solutions do not provide adequate security against the increasing sophistication of security threats, the continued build-out of network capacity, and the increasingly distributed nature of enterprise networks.

Shortcomings of these solutions include:

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Inadequate protection against content level security attacks. Many of today’s network security technologies lack the ability to perform complete content level inspection without a significant degradation in network performance because they depend on general purpose computers and processors that do not meet the high performance requirements needed for network-based complete content level inspection. Complete content inspection can be significantly more computationally intensive than simply examining the packet header. Organizations require security solutions that are capable of maintaining high performance across the network while protecting valuable corporate data

(1)	“Worldwide Network Security 2008-2012 Forecast and 2007 Vendor Shares: Transitions—Appliances Are More Than Meets the Eye,” Doc #214246, October 2008.

and information from both network and content level attacks. The graphic below illustrates the increasing sophistication of IT threats over time and levels of inspection that are needed to address such threats:

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Cost, complexity and performance challenges of managing and maintaining a heterogeneous network security environment. Traditionally, enterprises have used numerous standalone servers or appliances at the perimeter or within the local area network, or LAN, in order to have incoming traffic pass through multiple security products, such as firewall, IPS, antivirus, VPN, Web filtering and antispam. Passing traffic through multiple security products creates performance bottlenecks. In addition, maintaining numerous security products from different vendors is costly, cumbersome, and time-consuming, as servers running security software must be regularly updated and each software-based or appliance-based security product may have a separate management console, thereby making it difficult to get a holistic view of the state of security across the network. This management problem is compounded by the growth of remote locations within enterprises and the need to secure each of them, many of which have little or no local IT support. Furthermore, in the case of network outages, it is more difficult to isolate the root cause of an IT security problem when the problem could be caused by any of a number of vendors’ products, each of which is serviced by separate third-party contract and support vendors. Organizations need fully integrated security solutions that are cost-effective to acquire, integrate and manage.

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Lack of proactive and comprehensive security intelligence. Given the continued rapid proliferation of network and content level attacks, organizations require comprehensive security protection and intelligence to protect against complex threats as they emerge. Currently, most security vendors provide intelligence and signature updates for only a subset of the threat landscape—such as antivirus vendors who address viruses and other content attacks but not network attacks such as worms, or the reverse case with firewall and IPS vendors. This approach may lead to a more vulnerable network as attacks attempt to enter an enterprise through various content and network level entry points. Even though an attack may be first detected and blocked at one level, the use of multiple point products can create gaps because the intelligence gained by blocking one source of the attack is not easily incorporated into a different vendors’ security solutions to block an alternate source of that same attack. Organizations need a vendor that can deliver current and comprehensive network and content level security and intelligence within a single solution.

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Limited deployment and configuration flexibility. Traditional approaches to network security do not allow enterprises and service providers flexibility in deploying solutions, as many of these solutions are designed to be utilized in a single deployment scenario, such as the network perimeter, and cannot be used throughout the network. These approaches require enterprises and service providers to deploy multiple software or appliance solutions and to spend significant time and resources integrating the software and appliances, and do not allow the flexibility provided by a platform designed to permit upgrades to accommodate additional functionality. Organizations are increasingly seeking security solutions that enable them to rapidly and easily deploy a flexible and integrated solution in multiple areas of their networks without adding significant cost or complexity to the overall IT infrastructure.

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Lack of a cost-effective and scalable means for service providers to deliver managed network and content level security services. The complexity and speed of today’s enterprise networks present a network security challenge that often exceeds the capabilities of in-house IT staff. As a result, many enterprises are turning to service providers to provide them with managed security services on an outsourced basis. According to Forrester Research, managed security services now account for more than $3 billion in annual service provider revenue, and is accelerating as IT clients continue to sharpen the focus on security.(1) These services can be delivered using appliances that are deployed and managed either on the end-customer’s premises or on a hosted basis from the service provider’s facilities. To deliver security services on a hosted basis, service providers need to cost-effectively provision uniquely tailored security services to as many customers as possible, without having to install a separate security appliance within their facilities for each customer. To deliver security services on a customer premises basis, service providers must provide a full range of security capabilities to their customers in a cost-effective fashion. Finally, service providers must protect their own networks from attack and typically require their security vendors to meet standards for performance and flexibility that are unique to the service provider industry.

The UTM market has emerged to address these challenges, but most UTM solutions are inadequate.

In order to address these challenges, the UTM market has emerged. IDC defines a UTM security appliance as an appliance that includes multiple security features, including, at a minimum, network firewalling, network intrusion detection and prevention and gateway antivirus and IDC forecasts that the UTM market will grow from $1.3 billion in 2007 to $3.5 billion in 2012, representing a compounded annual growth rate of 22.3%.(2) Based on IDC data, the UTM market is the fastest growing segment within the network security market.(2)

Effective UTM products address the challenges presented by network and content level IT security threats and the challenge of managing multiple point products by eliminating the need to deploy separate solutions for each standalone security function by integrating multiple security functions into a single appliance. The products offered by many vendors seeking to deliver the promise of UTM, however, are insufficient, and these products, while characterized by the vendors and recognized by industry analysts as UTM offerings, fall short of achieving the benefits that businesses and service providers are looking to realize from UTM. Most of these products, which include software-based security products, PC and server-based products and first generation security appliances running ASICs, cobble together existing network level firewall and intrusion prevention capabilities with security functions such as content level gateway antivirus, Web filtering or antispam from third-party vendors. This approach can create significant performance bottlenecks, as these products, whether they incorporate early-generation ASICs or general purpose processors, are not designed with adequate processing capabilities to perform the content level functions necessary for effective unified threat management. In addition, many of these products do not deliver robust, integrated network and content level functions that interoperate

(1)	IT Outsourcers Enhance Buyers’ Options For Enterprise Managed Security Services, July 2008.
(2)	“Worldwide Network Security 2008-2012 Forecast and 2007 Vendor Shares: Transitions—Appliances Are More Than Meets the Eye,” Doc #214246, October 2008.

seamlessly to protect against emerging threats. Finally, many such products do not offer centralized management from a single console. As a result, many existing solutions are perceived to be suitable only for small and medium sized businesses. An effective and advanced UTM solution must deliver a network security platform comprised of robust, fully integrated network and content level functions that interoperate seamlessly to protect against emerging threats and offer centralized management from a single console, all while maintaining high network performance.

The Fortinet Solution

Our flagship UTM solution consists of our FortiGate appliance product line and our FortiGuard security subscription services, which together provide a broad array of security and networking functions, including firewall, VPN, antivirus, intrusion prevention, Web filtering, antispam, and WAN acceleration. Our FortiGate appliances, from the FortiGate-50 for small businesses and branch offices to the FortiGate-5000 series for large enterprises and service providers, are based on our proprietary technology platform. This platform includes our FortiASICs that are specifically designed for accelerated processing of security and networking functions, and our FortiOS operating system that provides the foundation for all of our security functions. Our FortiGuard security subscription services provide end-customers with access to dynamic updates to our antivirus, intrusion prevention, Web filtering and antispam functionality based on intelligence gathered by our dedicated FortiGuard Global Threat Research Team. By combining multiple proprietary security and networking functions with our purpose-built FortiASIC and FortiOS, our FortiGate UTM solution delivers broad protection against dynamic security threats while reducing the operational burden and costs associated with managing multiple point products.

We complement our FortiGate product line with a family of FortiManager appliances, which enable end-customers to manage the system configuration and security functions of multiple FortiGate appliances from a centralized console, as well as FortiAnalyzer appliances which enable the collection, analysis and archiving of content and log data generated by our products. We also offer end-customers other appliances and software that provide additional protection, such as: (i) FortiMail, a family of multi-featured, high performance messaging security appliances, (ii) FortiDB, a family of appliances that provides centrally managed database-specific security, (iii) FortiClient, a software product that provides endpoint security for desktops, laptops and mobile devices and that is primarily used in conjunction with our FortiGate appliances, (iv) FortiWeb, an appliance that secures Web-based applications, and (v) FortiScan, an appliance designed to provide endpoint vulnerability assessment and remediation.

Key benefits of our solution include:

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Accelerated, high performance unified threat management. Our FortiGate appliances utilize our proprietary technology platform to deliver significantly faster security and networking performance relative to traditional network security solutions. FortiGate appliances combine our FortiASIC content processor with our FortiOS operating system to enable complete content inspection of network traffic at high speeds. For substantially all of our higher-end appliances, our FortiASIC network processor accelerates the processing of the network-level security functions, such as firewall and VPN, and networking functions, such as TCP offloading. Working together, these components provide fully integrated processing while delivering faster network performance than traditional network security solutions. Our network and content level functions are integrated to address new breeds of threats that blend content attacks with network attacks in an attempt to circumvent dedicated network security or content security products.

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High quality security functionality. Our high quality security functionality enables our end-customers to consolidate their security needs onto our UTM platform, enabling them to realize the cost benefits of a streamlined network infrastructure without sacrificing the effectiveness of their security defenses. We are the only security vendor to have products that are certified in five security categories by ICSA Labs.

We are certified in antivirus, antispam, firewall, IPsec VPN and intrusion prevention. Virus Bulletin has consistently issued us its Virus Bulletin 100 award based on our research capabilities and response times related to our antivirus accuracy rates in our FortiClient endpoint solution. Our FortiGate-800, FortiGate-1000A, and FortiGate-3600 appliances have been certified by The NSS Group, an independent security testing organization. Our FortiGate products have also received Federal Information Processing Standard, or FIPS, Federal National Institute of Standards and Technology (NIST) 140-2, and Common Criteria EAL4+ certifications. FIPS is a standard that describes U.S. federal government requirements that IT products should meet for sensitive, but unclassified, use. Our FortiGate 5000 series has been certified as Level 3 compliant under the Network Equipment Building System criteria (NEBS), which covers a large range of requirements including criteria for personnel safety, protection of property, and operational continuity.

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Lower total cost of ownership. By consolidating security functionality, reducing network complexity, integrating high performance capabilities and centralizing management functions, our UTM solutions are designed to lower our end-customers’ total cost of ownership. Our FortiGate appliances, when combined with our FortiGuard services, provide fully integrated processing capabilities across seven networking and security functions, which eliminates the complexity and expense of purchasing and integrating separate single-function products from multiple vendors. In addition, multiple FortiGate appliances can be centrally managed using our FortiManager appliance, which enables secure, scalable monitoring of devices, network traffic and security events, as well as policy administration, for thousands of FortiGate appliances across a globally distributed network.

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Superior flexibility and ease of deployment. Our solution enables end-customers to access updates to antivirus, antispam, intrusion prevention and Web filtering functionalities on an on-demand basis as their network security needs evolve, without deploying additional hardware. In addition, we deliver operating system upgrades over the Internet to our end-customers’ appliances, enabling our end-customers to benefit from our ongoing research and development activities without having to replace their existing security appliances. Because our appliances are designed to deliver content level security for a wide variety of network environments, our end-customers can deploy our products for the protection of core infrastructures, remote/branch offices, data centers, switching infrastructures, perimeter deployments and endpoints.

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Dedicated, real-time security intelligence. We have over 100 threat research professionals in our FortiGuard Global Threat Research Team that are solely focused on researching and developing advanced intelligence on, and providing solutions for, current and emerging security threats. Our FortiGuard Global Threat Research Team is dedicated to conducting real-time research on the latest intrusions, viruses, worms, spyware, spam, application and database vulnerabilities, and categorizing dangerous and inappropriate Web pages. Our FortiGuard Global Threat Research Team provides services 24 hours a day, seven days a week and 365 days a year, which enables us to rapidly update our security products and provide counter-measures to existing and emerging malicious threats to end-customers’ networks. We derive a competitive advantage from our FortiGuard Global Threat Research Team, which has expertise across a wide variety of security disciplines.

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Broad, end-to-end security protection. We offer a broad range of appliances and software to enable end-customers to defend against a myriad of security threats at many critical areas throughout the organization, including within the network through our UTM solution, but also in areas such as messaging, Web-based traffic and databases, and employees’ computers or handheld devices, through our other offerings. As a result of our broad security capabilities, we can address the security challenges of a spectrum of end-customers, ranging from small businesses and enterprises to service providers and government entities, across multiple industries and geographies. Our broad security portfolio enables our end-customers to consolidate their security needs onto our UTM platform and complementary products—enabling them to realize the benefits of a streamlined network infrastructure without sacrificing the effectiveness of their security defenses.

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Broad and cost-effective security solutions for service providers. We provide service providers with a broad solution to cost-effectively deliver managed security services to their customers or to secure their own networks. For appliances deployed by service providers on their customers’ premises, our solutions enable the service providers to minimize complexity and cost associated with the implementation and ongoing maintenance and management of multiple single-function appliances. For security solutions hosted from service providers’ facilities, our system virtualization capabilities enable service providers to deliver a broad range of security services to thousands of customers, all from one single high-end FortiGate system. This capability allows service providers to add customers in a cost-effective and scalable fashion because they do not have to deploy a separate appliance for each new customer.

Our Strategy

Our objective is to enhance our position as a leading vendor in the network security market, while improving upon our already leading UTM market position. Key elements of our strategy include the following:

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Extend our UTM technology leadership. We intend to enhance our technological leadership position in the UTM market. Currently, approximately 35% of our employees are in research and development, and we will continue to invest in internal development to enhance our leading technology platform. We intend to continue to internally develop ASICs with improved functionality and performance capabilities. For example, we recently released an ASIC that accelerates firewall processing beyond 10 Gbps. We also intend to develop increased performance to the multi-Gbps level for network security functions requiring more processing power, such as IPS and antivirus, with a longer-term goal of 10 Gbps processing speeds for these functions. We believe continued investment in our technology platform will allow us to increase our UTM technological leadership relative to our competitors across both performance and functionality metrics.

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Continue our security focus and expand into additional segments of the security market. We intend to build our leadership beyond the UTM market by continuing to expand into the broader network security market. We believe our technological leadership in the UTM market, based on our proprietary FortiASICs and FortiOS, uniquely positions us to tackle additional challenges of performance and functionality required in other segments of the security market. For example, with the recent release of FortiOS, we introduced data loss prevention, or DLP, and application control, both of which are computationally intensive security features that can leverage the performance characteristics of Fortinet’s technology platform. Furthermore, we intend to continue to consider acquisitions of businesses and technologies designed to improve and broaden our security offerings. We believe our focus on security is an important competitive differentiator versus some of our larger, more diversified competitors.

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Continue to increase our sales to new large enterprise, service provider and government customers. We intend to continue to deploy additional sales resources as well as leverage our existing channel and sales footprint to build our customer base and drive additional sales. While we intend to utilize the channel to drive sales growth across all of our target markets, we will also focus our sales efforts to gain new large enterprise, service provider and government customers. In particular, we believe our direct touch sales model enables us to meet the needs of larger customers while also leveraging the benefits of our channel.

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Further expand sales within our existing customer base. As of June 28, 2009, we had shipped over 450,000 appliances to more than 75,000 end-customers. We intend to further penetrate our existing customer base by selling them additional FortiGate appliances, FortiGuard security subscription services and complementary products, such as FortiManager, FortiAnalyzer, FortiDB, FortiWeb, FortiMail, FortiScan and FortiClient, as our end-customers’ security, performance and management needs evolve. Once an end-customer has deployed our appliances in one location within their network, we market to these end-customers by emphasizing the broad capabilities and lower total cost of ownership advantages of using our appliances in another part of their network. Additionally, we intend to further penetrate service provider customers by continuing to sell additional FortiGate and related appliances to them as their subscriber bases grow.

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Continue to build and optimize our worldwide channel partner footprint. We have established a distribution channel program that, as of June 28, 2009, had approximately 5,000 channel partners worldwide. We believe the ease of use and installation of our appliances makes them well suited for distribution by channel partners. We work with many of the world’s leading technology distributors, including Alternative Data Technology Inc., Ingram Micro Inc. and Tech Data Corporation. We intend to continue adding distributors and resellers to expand the global distribution of our solutions. We are pursuing additional strategic sales and marketing relationships with leading technology and consulting companies to drive overall operating leverage in the business.

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Further enhance our security threat research capabilities. We believe that our ability to detect and respond to the latest network and content level threats, through our FortiGuard service, provides us an important competitive advantage. We have built our FortiGuard Global Threat Research Team with over 100 threat research professionals dedicated to our services practice at multiple deployment locations worldwide. We intend to continue to invest in our global threat research capabilities and expand research in existing dynamic threat areas and developing areas that protect mobile, virtualized environments, VoIP, Extensible Markup Language, or XML, and other applications.

Technology and Architecture

Our proprietary FortiASIC, hardware architecture, FortiOS operating system and associated security and networking functions combine to form a platform that integrates security features and enables our products to perform sophisticated security processing for networks with high throughput requirements.

FortiASIC

Our FortiASIC family of ASICs is comprised of the FortiASIC content processor, or CP, line and the FortiASIC network processor, or NP, line. These custom ASICs are designed to enhance the sophisticated security processing capabilities implemented in software by accelerating the computational intensive tasks such as firewall policy enforcement or IPS anomaly detection. This architecture provides the flexibility of implementing accelerated processing of new threat detection without requiring a new ASIC release. We are able to implement additional new computationally intensive security tasks in later generations of ASICs thereby providing further acceleration capabilities. The FortiASIC CP is currently included in most of our entry-level and all of our mid-range and high-end FortiGate appliances. The FortiASIC NP is currently included in most of our high-end and some of our mid-range FortiGate appliances, delivering further accelerated firewall and VPN performance.

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FortiASIC CP. Our sixth generation FortiASIC CP implements several techniques in hardware to assist in computationally intensive tasks, such as protocol parsing and encryption/decryption processing associated with VPN. In addition, the FortiASIC CP implements other techniques, such as shared memory integration, to reduce the overhead associated with processing data in multiple locations. The FortiASIC CP is a critical component that accelerates processing of sophisticated content inspection tasks executed by the FortiOS.

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FortiASIC NP. Our second generation FortiASIC NP is an in-line processor that is designed to accelerate some of the common tasks associated with the processing of network traffic, especially in the context of network security. In particular, the FortiASIC NP is capable of accelerating several computationally intensive security tasks such as firewall policy enforcement, encryption and decryption of VPN traffic and traffic shaping, to enable increased network security protection while minimizing any impact to network bandwidth and throughput. The FortiASIC NP is also flexible in its ability to handle a variety of network traffic types and is agnostic to packet size and other attributes that are different among various network deployments.

Custom Hardware Architecture

Our custom hardware architecture provides the foundation for all FortiGate platforms, combining the integration of FortiASICs with general purpose processors, high-performance network interfaces and custom expansion capabilities. By developing a custom hardware architecture, we are able to incorporate our ASICs within the system to optimize their ability to process traffic for network and security functions.

FortiOS

FortiOS provides the foundation for the operation of all FortiGate appliances, from the core kernel functions to the security processing feature sets. FortiOS provides multiple layers of security including a hardened kernel layer providing protection for the FortiGate system, a network security layer providing security for end-customers’ network infrastructures, and application content protection providing security for end-customers’ workstations and applications. FortiOS directs the operations of processors and ASICs as well as providing system management functions such as command-line and graphical user interfaces. We make available updates to the FortiOS through our FortiCare support services. FortiOS also enables advanced, integrated routing and switching, allowing end-customers to deploy FortiGate devices within a wide variety of networks, as well as providing a direct replacement solution option for legacy switching and routing equipment. The FortiOS implements a suite of commonly used routing protocols as well as address translation technologies allowing the FortiGate appliance to integrate and operate in a wide variety of network environments. Our technology permits seamless integration into existing network infrastructures with minimal disruption. Additional features include Virtual Domain, or VDOM, capabilities and traffic queuing and shaping enabling administrators to set the appropriate configurations and policies that meet their infrastructure needs. FortiOS also provides capabilities for logging of traffic for forensic analysis purposes which are particularly important for regulatory compliance initiatives like PCI DSS. FortiOS’s packet classification, queue disciplines, policy enforcement, congestion management, and other traffic optimization functionality are designed to help control network traffic in order to optimize performance. FortiOS is FIPS 140-2 and Common Criteria EAL 4+ certified.

Security and Networking Functions

Our FortiOS incorporates the following seven core security and networking technologies:

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Firewall. Our firewall technology delivers high performance network and application firewalling, including the ability to enforce policies based on the application behavior. Our technology identifies traffic patterns and links them to the use of specific applications, such as instant messaging and peer-to-peer applications, permitting application access control. By coupling application intelligence with firewall technology, the FortiGate platform is able to deliver real-time security with integrated application content level inspection, thereby simplifying security deployments. ICSA Labs has certified our firewall functionality.

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Virtual Private Network. Our advanced VPN technology provides secure communications between multiple networks and hosts, through both secure socket layer, or SSL, and IPsec VPN technologies, leveraging our custom FortiASIC to provide hardware acceleration for high-performance communications and data privacy. Benefits include the ability to enforce complete content inspection and multi-threat security as part of VPN communications, including antivirus, Intrusion Prevention System, or IPS, and Web filtering. Additional features include traffic optimization providing prioritization for traffic across VPNs. ICSA Labs has certified our IPsec VPN functionality.

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Antivirus. Our antivirus technology provides protection against malware, including viruses, spyware and trojans. Our FortiGuard security subscription services provide updates to signatures to maintain a high level of accuracy and detection capabilities in our products. For the first six months of fiscal 2009, these updates were delivered an average of four times a day. ICSA Labs has certified our antivirus functionality.

•	Intrusion Prevention System. Our IPS technology provides protection against current and emerging network level threats. In addition to signature-based detection, we perform anomaly-based detection whereby our system alerts users to traffic that fits a specific attack behavior profile. This behavior is then analyzed by our FortiGuard Global Threat Research Team to identify threats as they emerge and generate new signatures that will be incorporated into our FortiGuard services. ICSA Labs has certified our IPS functionality.

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Web Filtering. Our Web filtering automation technology works in concert with our research team to collect, analyze and categorize websites to provide real-time protection through website ratings and categorization. Our Web filtering technology is a pro-active defense feature that identifies known locations of malware and blocks access to these malicious sources. In addition, the technology enables administrators to enforce policies based on website content categories, ensuring users are not accessing content that is inappropriate for their work environment. The technology restricts access to denied categories based on the policy by comparing each Web address request to a Fortinet hosted database. As of June 28, 2009, our Fortinet hosted database included approximately 47 million URLs, in more than 70 different languages, researched and categorized by us into over 75 content categories, including a malware category for known threat locations.

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Antispam. We employ a variety of antispam techniques to detect and block spam. These techniques include a hosted service performing algorithmic validations of messages against known spam messages, sophisticated reputation service designed to evaluate and track valid email sources and destinations, intelligent image scanning to evaluate the validity of images and dynamic heuristic rules to allow messages to be evaluated based on content within each message. These techniques can be combined to identify and block spam with high accuracy catch-rates and to minimize false positives. We test all filter, rule and definition updates against a large test database of messages to safeguard against inadvertent filtering of legitimate messages. ICSA Labs has certified our antispam functionality.

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WAN Acceleration. Our storage-enabled and storage-ready FortiGate appliances provide the ability to accelerate network traffic across the wide area network by implementing a combination of application content caching and protocol optimization techniques. Combined with our VPN technologies, end-customers can take advantage of low-cost public network infrastructures to extend their network reach while experiencing high-performance for their network traffic with comprehensive privacy and security.

In addition to the seven core security and networking functions mentioned above, we also incorporate additional technologies within FortiGate appliances that differentiate our UTM solution, including:

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Application Control. Our application control technology provides the ability to define granular network-based application policies giving end-customers additional control over application access. By designing and implementing a dynamic application behavior detection engine, FortiGate appliances can detect unique applications regardless of the underlying protocol. Many applications have migrated to Web-based interfaces, enabling opportunities to carry additional malicious threats. By identifying the application based on the characteristics of the traffic and behavior, policies can be set to control which Web applications are allowed or denied thereby reducing the opportunity for both known and new potentially malicious applications to penetrate the infrastructure.

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Data Leakage Prevention (DLP). Our DLP technology provides the ability to define rules based on corporate policies, and consequently detect and prevent confidential data from being distributed outside of the corporate network. By leveraging the inspection capabilities within FortiOS, these DLP policies are able to identify and stop the transmission of confidential data within various application content. Additional capabilities include the identification of the source where known confidential data is being originated from, thereby allowing administrative action to take place. Traffic that has been identified based on these corporate policies can be archived for further analysis.

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Traffic optimization. Our traffic optimization technology combines quality of service techniques with traffic shaping to provide better service to selected network traffic based on customer policies without causing interruptions to other traffic.

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SSL inspection. Our SSL inspection technology provides the ability to decrypt SSL application content for processing by the FortiOS. The ability to inspect encrypted SSL content enables our customers to ensure protection from malware that would be otherwise hidden from traditional security products, and enforce the full complement of security and networking features available within FortiOS.

Products

Our core product offerings consist of our FortiGate UTM appliance family, along with our FortiManager central management appliance and FortiAnalyzer central logging and reporting appliance, both of which are typically purchased to complement a FortiGate deployment.

FortiGate

Our flagship FortiGate appliances offer a set of security and networking functions, including firewall, VPN, antivirus, intrusion prevention, Web filtering, antispam and WAN acceleration. All FortiGate appliances are based on our proprietary operating system, FortiOS, and substantially all FortiGate models include our proprietary FortiASICs to accelerate content and network security features implemented within FortiOS. FortiGate appliances can be centrally managed through both embedded Web-based and command line interfaces, as well as through FortiManager which provides a central management architecture for thousands of FortiGate appliances.

By combining multiple network security functions in our purpose-built security platform, the FortiGate provides high quality protection capabilities and deployment flexibility while reducing the operational burden and costs associated with managing multiple point products. Through FortiGuard security subscription services, our products enable end-customers to add security functionality as required by their evolving business needs and the changing threat landscape. By purchasing FortiGuard security subscription services, end-customers obtain coverage and access to regular updates for antivirus, IPS, Web filtering and antispam functions for their FortiGate appliances.

With over 30 models in the FortiGate product line, FortiGate is designed to address security requirements for small-to-mid sized businesses, remote offices, large enterprises, and service providers. The table below presents an overview of the various FortiGate appliance models and capabilities:

Network Security Appliances	Target Market	Form Factor	U.S. List Price(1)	FortiGuard Services Available
FortiGate-30 through FortiGate-100 Series	• Small to Medium Business • Service Provider • Remote/Branch Office	Standalone	$300-$3,000	• Antivirus • IPS • Web filtering • Antispam

FortiGate-200 through FortiGate-800 Series	• Medium to Large Enterprise	Standalone & Rack Mountable	$3,000- $16,000	• Antivirus • IPS • Web filtering • Antispam

FortiGate-1000 through FortiGate-3000 Series	• Large Enterprise • Service Provider	Rack Mountable & AMC Modular	$15,000- $54,000	• Antivirus • IPS • Web filtering • Antispam

FortiGate-5000 Series	• Large Enterprise • Service Provider	Rack Mountable & ATCA Chassis (up to 14 blades)	$46,000- $1,140,000(2)	• Antivirus • IPS • Web filtering • Antispam

(1)	Actual prices depend on various factors such as the particular configuration, volume of purchase and the availability and extent of discounts to list price.
(2)	Highest list price reflected in the range is based on a fully-loaded chassis with 14 network security blades and associated accessories.

Each FortiGate appliance runs our FortiOS operating system, and substantially all include our FortiASIC CP. The significant differences between each model are the performance and scalability targets each model is designed to meet, while the security features and associated services offered are common throughout all models.

The FortiGate-30 through -100 series models are designed for perimeter protection for small- to mid-sized businesses and remote offices and as customer premises equipment for service providers. Optional wireless LAN, or WLAN, integration is available for the FortiGate-50, -60 and -80 models, marketed as FortiWiFi, delivering additional network access and security for wireless environments.

The FortiGate-200 through -800 series models are designed for perimeter deployment in mid-sized to large enterprise networks. These products offer increased capacity and scalability designed to provide high network performance while delivering the same broad security suite as all FortiGate models. Additionally, the FortiGate-310 and -620 models provide hardware modularity, allowing end-customers the flexibility to customize solutions to their requirements, as well as permitting us the opportunity to produce new modules to sell into existing end-customer deployments.

The FortiGate-1000 through -5000 series models deliver high performance and scalable network security functionality for perimeter, data center and core deployment in large enterprise and service provider networks. Additionally, most of these products provide hardware modularity, allowing end-customers the flexibility to customize solutions to their requirements, as well as permitting us the opportunity to produce new modules to sell into existing end-customer deployments. Products within the FortiGate-3000 and -5000 series leverage Advanced Mezzanine Card, or AMC, industry standards for hardware modularization to support the advanced networking requirements of large enterprises and service providers, including high-speed networking, WAN connectivity, and network attached storage connectivity. The FortiGate-5000 series is also compatible with the Advanced Telecommunications Computing Architecture, or ATCA, standard, resulting in a flexible hardware platform for system modularity. This modularization gives end-customers the ability to deploy an initial FortiGate configuration with room to grow as their network security needs evolve. The inclusion of network load balancing and advanced switching functionality provides additional flexibility in how end-customers utilize the FortiGate modules within the FortiGate chassis. In addition, our FortiGate-5000 series ATCA blades can be utilized in other third-party vendors’ industry standard ATCA chassis, allowing FortiGates to be deployed into a much wider range of network solutions. Our FortiGate-5000 series appliances offer modular, chassis-based architecture based on the ATCA and AMC industry standards. We brand a subset of our FortiGate-3000 and -5000 series products as FortiCarrier to reflect products specifically targeting a subset of service providers. These products add incremental security, networking and management functionality often utilized in service provider deployments.

FortiGate System Virtualization (VDOM)

In addition to providing network and content level security, FortiOS also offers system virtualization capabilities—the ability to “divide” a security appliance into multiple separately provisioned and managed instances. This capability is currently deployed in substantially all of our FortiGate products as our virtual domain, or VDOM, feature, where administrators have the ability to segment a single FortiGate appliance platform into multiple FortiGate instances. Network security system virtualization, using our VDOM feature, provides isolation between each virtual system, giving administrators flexibility in configuration and traffic management capabilities for each virtual instance. For example, for a service provider that is delivering managed security services to multiple customers, each customer of the service provider may require a tailored set of security services that suits their specific network requirements. To accomplish this, the service provider could use our FortiGate virtualization feature to partition one FortiGate blade or appliance into hundreds of instances, customizing each instance for each customer. This ensures that each of their customers’ networks is separate and private with unique routing, management and policy enforcement. By implementing virtualization, each customer of a security service provider has the ability to refine its requirements to meet its specific goals. The virtualization of our FortiGate functionality lowers capital and operational expenditures for enterprises and service providers and simplifies administration and management.

Fortinet Management and Analysis Appliances

The table below presents the capabilities of our FortiManager and FortiAnalyzer appliances, which are typically sold in conjunction with a large FortiGate deployment:

Product	Feature Highlights	FortiGuard Services Available
FortiManager (Centralized management appliance)	• Configuration management • FortiOS upgrade management • Caching of FortiGuard updates	• Not applicable

FortiAnalyzer (Centralized reporting and analysis appliance)	• Network event correlation • Content archiving	• Vulnerability management services

FortiManager

Our FortiManager appliances provide a central management solution for our FortiGate appliances, including the wide variety of network and security features offered within FortiOS. One FortiManager appliance is capable of effectively managing thousands of FortiGate units, and also provides central management for FortiClient software. FortiManager facilitates the coordination of policy-based provisioning, device configuration and operating system revision management, as well as network security monitoring and device control.

FortiAnalyzer

Our FortiAnalyzer appliances are network logging, analyzing, and reporting appliances that securely aggregate content and log data from our FortiGate and other products as well as third-party devices to enable network logging, analysis and reporting. Additional functions such as vulnerability assessments and traffic analysis provide additional value for customers seeking to control and monitor their network infrastructure and security policies. A full range of content and log data, including traffic, event, virus, attack, Web content, and email data may be archived, filtered and mined for compliance or historical analysis purposes. The appliance comes with a suite of standard reports as well as the ability to customize reports.

Additional Fortinet Solutions

We also offer other appliances and software that protect our end-customers from security threats to other critical areas in the enterprise, such as messaging, Web-based traffic and databases, and employee’s computer or handheld devices.

Product	Feature Highlights	FortiGuard Services Available
FortiMail (Email antispam and security appliance)	• Inbound and outbound email spam protection • Email antivirus protection • Email content archiving	• Antispam • Antivirus

FortiDB (Database security appliance)	• Database vulnerability assessment • Activity monitoring and auditing for database transactions • Database discovery	• Database policy updates

FortiClient (Endpoint security software)	• Antivirus • Antispam • Personal firewall • IPsec VPN • Web content filtering • Data loss prevention • WAN acceleration	• Antivirus • Antispam • Web filtering

FortiWeb (Web application firewall appliance)	• XML IPS and validation • SSL acceleration • Server load balancing	• Not applicable

FortiScan (Endpoint vulnerability management appliance)	• Vulnerability assessment and remediation • Patch management • Network device inventory (hardware, OS and applications)	• Vulnerability management services

FortiMail

Our FortiMail appliances provide protection against threats conveyed by messaging applications, including blended threats such as a coordinated, single attack comprised of spam, viruses and worms. These systems offer flexibility to support a variety of existing deployments with minimal change to existing infrastructure. The FortiMail systems utilize a customized operating system designed to inspect and clean both inbound and outbound email traffic. FortiMail detects security threats through sophisticated antispam, antivirus and anti-malware engines. Additional functionality designed to eliminate deployment barriers and increase system value includes email routing, system virtualization, and archiving.

FortiDB

Our FortiDB appliance provides a comprehensive solution for database security assessment, identifying potential vulnerabilities that otherwise could be exploited by attackers. This solution is able to discover databases within a network infrastructure allowing administrators to confirm known databases and identify potentially harmful unknown or unauthorized databases. The ability to evaluate and report on database software and database server vulnerabilities provides the database administrator with a comprehensive list of security concerns and recommended actions to remediate them ensuring a security-hardened database environment.

FortiClient

Our FortiClient product is an endpoint software solution designed to be used in connection with our FortiGate appliances to provide security features for enterprise computers and mobile devices. The feature set includes personal firewall, IPsec VPN, antivirus, Web filtering, WAN acceleration, DLP and antispam. FortiClient is supported by FortiGuard security subscription services to help ensure endpoints are protected on a real-time basis against current and emerging threats. FortiClient software is available for Microsoft Windows XP, Microsoft Vista, Microsoft Windows Mobile and Symbian operating systems.

FortiWeb

Our FortiWeb appliance provides Web application firewalls and networking features designed to protect, balance, and accelerate Web applications. The FortiWeb is designed for medium and large enterprises, cloud service providers and consumer Internet and e-commerce companies, and can significantly reduce the deployment time and complexities of introducing Web applications. The FortiWeb applies our industry leading threat research to protect Web application servers, improving the security of confidential information and aiding in legislative and PCI DSS compliance. FortiWeb goes beyond traditional Web application firewalls to provide XML security enforcement, application acceleration, and server load balancing.

FortiScan

Our FortiScan appliance provides endpoint vulnerability management, inventory (asset and software) industry compliance evaluation, patch management and remediation, auditing and reporting. These tasks are important for enterprises to assess and ensure the defensive capabilities of their endpoints. The ability to provide agent-less and agent-based vulnerability assessment allows for flexibility in deployment with minimal impact on endpoint configurations. Additionally, administrators are able to remediate vulnerabilities found within endpoints from a central location without user participation simplifying security and compliance initiatives. The FortiScan product is Security Content Automation Protocol, or SCAP, certified (SCAP is a federal certification for endpoint security produced by the National Institute of Standards and Technology).

Services

FortiGuard Security Subscription Services

Security requirements are dynamic due to the constantly changing nature of threats. Using automated processes, our FortiGuard Global Threat Research Team, comprised of over 100 professionals, identifies emerging threats, collects threat samples, and replicates, reviews and characterizes attacks. Based on this research, we develop updates for virus signatures, attack definitions, scanning engines, and other security solution components to distribute to end-customers through our FortiGuard global distribution network. Our FortiGuard security subscription services are designed to allow us to quickly deliver new threat detection capabilities to end-customers worldwide as new threats evolve. End-customers purchase FortiGuard security subscription services in advance, typically for a one-year term, to obtain coverage and access to regular updates for antivirus, intrusion prevention, Web filtering and antispam functions for our FortiGate appliances, antivirus, Web filtering and antispam functions for our FortiClient software, antivirus and antispam functions for our FortiMail appliances. We provide FortiGuard services 24 hours a day, seven days a week.

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Antivirus. Through our FortiGuard Antivirus service, we provide updates for several of our network appliance products and endpoint software with the latest antivirus defenses against evolving threats. Through 25 releases per week on average, we add or update on average 110,000 antivirus signatures each week to the approximately 8 million antivirus signatures already in our database to protect against evolving malware threats, such as viruses, spyware, and worms. In addition to antivirus signatures, our products utilize “anomaly-based detection” techniques through which detection occurs by recognizing data patterns that do not conform to what is considered a typical signature to defend against an additional set of unknown threats.

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Intrusion Prevention System. Through our FortiGuard IPS service, we provide end-customers with the latest defenses against suspicious network activity. We provide three IPS releases per week on average to add to the more than 5,100 IPS signatures already in our database. We also offer end-customers the ability to define their own detection profiles and signatures for use with their FortiGate products.

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Web Filtering. Through our FortiGuard Web Filtering service, we deliver updates to the hosted Web filtering database to regulate Web activities, allowing end-customers to meet human resources and corporate internet usage policies and educational compliance requirements and help block access to harmful or non-productive websites. Our researchers use a combination of automation tools and targeted research analysis to gather and review website URLs and to rate and categorize URLs into over 75 different categories on a real-time basis, including a malware category for known threat locations. In the first six months of fiscal 2009, through approximately 260 releases per week on average, we added and updated approximately 400,000 URLs per week to our hosted FortiGuard URL filtering database of over 47 million URLs.

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Antispam. The FortiGuard antispam service is the delivery mechanism for antispam signature updates for FortiGate, FortiMail and FortiClient products. For the first six months of fiscal 2009, we updated our antispam database on average 900 times per week based on real-time data collected from decoy email addresses and update on average over 28 million new antispam signatures weekly to augment our current database of antispam signatures.

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Database Policies for FortiDB. Through our FortiGuard FortiDB database service, we deliver updates to policies utilized by our FortiDB appliance. These updates typically consist of changes to the more than 575 FortiDB policies that cover known exploits, configuration weaknesses, OS issues, operational risks, and data access privileges. FortiDB uses the policies to generate actionable reports so that organizations can ensure databases conform to corporate standard configurations, implement tests for custom applications, or conduct penetration testing of databases. Updates, which incorporate the latest regulatory or industry best practices, are sent through the FortiGuard global distribution network, typically once a month.

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Vulnerability Management. Through our FortiGuard Vulnerability and Compliance Management, or FortiGuard-FCM, service, we deliver vulnerability database updates for our FortiAnalyzer and FortiScan products. These updates help organizations minimize the risk of vulnerabilities by enabling our FortiScan products to quickly discover vulnerabilities, measure the potential risk of these vulnerabilities, and then provide the information necessary to mitigate these risks. The comprehensive vulnerability database delivered via our FortiGuard global distribution network contains more than 7,100 vulnerability signatures and is updated approximately three times per week.

FortiCare Technical Support Services

Our FortiCare services are our technical support services for the software, firmware and hardware in our products. In addition to our standard support service offering, we offer a premium service that offers faster response times and dedicated support oriented towards major accounts.

For our standard technical support offering for our products, channel partners often provide first level support to the end-customer, especially for small and mid-sized end-customers, and we typically provide second and third level support to our end-customers. We also provide knowledge management tools and customer self-help portals to help augment our support capabilities in an efficient and scalable manner. We provide technical support to partners and end-customers 24 hours a day, seven days a week through regional technical support managers located worldwide. Our service representatives work with our end-customers to qualify and characterize the issue at hand, and to efficiently route the FortiCare case to the appropriate specialized customer service engineer. In addition to post sales support activities, our support organization places emphasis on service readiness by coordinating with our product management team to ensure the attainment of defined pre-requisite quality levels for our products and services prior to release.

Training Services

We offer training services to our end-customers and channel partners, through our training department and authorized training partners. These services are designed to help educate end-customers and partners regarding implementation, use and functionality, and maintenance and support of our products. We have also implemented a training certification program to ensure an understanding of our products and services. As of June 28, 2009, more than 13,000 individuals have participated in our training programs.

Professional Services

We offer professional services to end-customers primarily for large implementations where expert technical resources are required. Our professional services consultants help in the design of deployments of our products and work closely with end-customer engineers, managers and other project team members to implement our products according to design, utilizing network analysis tools, attack simulation software and scripts.

Customers

We sell our security solutions through channel partners to end-customers of various sizes—from small businesses to large enterprises and service providers—and across a variety of industries including telecommunications, government, financial services, retail, education, technology, healthcare and manufacturing. An end-customer deployment may involve one of our appliances or thousands, depending on our end-customers’ size and security requirements. As of June 28, 2009, we had shipped over 450,000 appliances to more than 5,000 channel partners and 75,000 end-customers worldwide, including a majority of the 2009 Fortune Global 100.

No direct end-customer or channel partner accounted for over 10% of our total revenue in fiscal 2008, except for one distributor, Alternative Technology, Inc., a subsidiary of Arrow Electronics, Inc., that accounted for approximately 12% of total revenue in fiscal 2008 and approximately 13% for the first six months of fiscal 2009.

Our end-customers deploy our products to provide security for a wide variety of network environments. Our network deployment scenarios include protection for core infrastructures, remote / branch offices, data centers, switching infrastructures, perimeter deployments and endpoints.

Customer Case Studies

The following are examples of how our security products have been deployed in customer environments to provide protection:

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Enterprise. A prominent financial firm wanted to ensure fast connectivity to quickly execute financial transactions on its enterprise network while also managing the costs associated with delivering security solutions across an expanded and complex enterprise network infrastructure. The firm sought a UTM solution to replace multiple security point solutions which were difficult to manage, expensive to maintain, and ultimately ineffective in detecting and remediating network security threats. After deploying FortiGate appliances at both the network’s core and at various high-traffic points, the firm is now able to better manage traffic flows while enforcing greater security and compliance/auditing functions. By replacing multiple point products with our UTM solution, the firm not only enhanced its network security, but also reduced its total cost of ownership.

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Distributed Enterprise. A Fortune 500 company, with hundreds of retail locations across the US, provided free WiFi to enhance its customer’s retail experience. In doing so, it needed a cost effective solution that required minimal footprint to maintain the security of its own network as well as comply with PCI mandates, which require guest networks to be separate from the point of sale, or POS, network. By deploying our FortiGate appliances at more than 800 retail sites, the company was able to segment its network, address PCI compliance requirements, enhance security across both of its data networks, reduce the physical footprint taken up by point security solutions, and deliver a lower total cost of ownership by enabling remote management of these appliances from a single management console.

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Service Provider. A leading global telecommunications provider sought to offer managed security services for its corporate customers in a cost efficient manner. Avoiding the significant costs associated with deploying hundreds of new appliances within their data networks to support the delivery of managed security services, the company utilized our high-end FortiGate-5000 series appliances to serve as the backbone for two revenue-generating managed security services—a secured and managed internet access offering and a clean-pipe high-speed security service for antivirus, antispam and IPS, both for business customers. By utilizing the FortiGate’s VDOM feature, which enables the partitioning of FortiGate appliances into multiple virtual appliances, the company was able to deploy managed security services across its subscriber base with minimal incremental investment.

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Government Cyber Security. In order to adhere to the increasing regulatory and compliance requirements placed on governmental organizations, a leading federal defense organization looked to enforce greater levels of security in handling sensitive data across its global network. Our FIPS, Common Criteria EAL-4+, and IPv6 certified FortiGate appliances provided the end-to-end multi-layer security essential to protecting mission-critical sensitive information. Our products, which are frequently tested against a stringent set of cyber security standards, are certified for operation in sensitive environments. By utilizing our FortiGate appliance platform, the organization was able to address its cyber security requirements at a lower total cost of ownership.

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Enterprise Database Security. To meet its regulatory compliance requirements, a leading global financial services firm required a database security, auditing and reporting solution for its more than 6,500 databases located around the globe. These databases held highly sensitive corporate, legal and customer data, and required dedicated systems to ensure their protection against a myriad of threats, especially those specifically targeting database platforms. The customer selected our FortiDB appliance to seamlessly audit these thousands of databases and easily manage them from a single console. Through its centralized management platform, FortiDB has provided this customer with a platform for Sarbanes-Oxley compliance while improving efficiency and reducing total cost of ownership. Since deploying FortiDB, the company estimated ROI on its purchase as a result of the reduction in man hours required for the prior reporting process.

The following examples illustrate typical deployment scenarios for our FortiGate and related appliances:

Large Enterprise Deployment

The following diagram represents a large enterprise data center deployment using our FortiGate products. The FortiGate appliance is deployed in the data center to provide security segmentation within the company’s enterprise networks. In this scenario, our products enable the segmentation of the network into three parts: (i) the Web server segment that connects corporate Web servers to public Internet users; (ii) the email server segment that connects internal corporate email servers providing access to enterprise end-users; and (iii) the LAN, providing network access to enterprise end-users. The FortiGate appliance allows administrators the ability to deploy a tailored set of features within each network segment. In this scenario, the customer has deployed firewall, antivirus, and IPS for the Web server segment, firewall, antispam and antivirus for the email server segment and firewall, DLP, application control, Web filtering, IPS and antivirus for the LAN segment. End- customer deployments may vary with the number and diversity of features deployed.

Distributed Enterprise Deployment

The following diagram represents a distributed enterprise deployment comprised of a main corporate office and multiple remote locations using our FortiGate products. The FortiGate appliances are deployed in both the remote offices and the corporate office locations to provide secure remote access between locations using IPsec VPN. Additionally, the remote locations utilize multiple security technologies including firewall, antivirus, antispam, IPS and Web filtering. The addition of WAN acceleration provides additional benefits by improving network performance between the remote locations and the main corporate office. In this example, the distributed enterprise implementation consists of high-end FortiGate deployments at the corporate headquarters and entry-level FortiGate deployments at other remote locations which complete the VPN connectivity and WAN acceleration across the distributed enterprise and provide core network firewall, antivirus and IPS protection for all locations.

Service Provider Deployment

The following diagram represents a service provider hosted security offering using our FortiGate products. The high-end FortiGate appliance is deployed in the service provider’s data center to deliver security for customers subscribing to the service provider’s internet services. A typical deployment is implemented with our VDOM technology, which enables service providers the ability to utilize the FortiGate’s security virtualization capabilities across hundreds of customers leveraging a single appliance while simulating multiple appliances. In this scenario, the service provider is able to deliver tailored security offerings based on the customer’s specific requirements. Customer A is subscribing to firewall, antispam, antivirus and Web filtering. Customer B is subscribing to antispam, firewall and antivirus. Customer C is subscribing to application control, WAN optimization and Web filtering. This deployment enables additional revenue opportunities for the service provider without additional equipment purchases.

Sales and Marketing

We primarily sell our products and services directly to distributors who sell to resellers and service providers, who, in turn, sell to our end-customers. In certain cases, we sell directly to government focused resellers, very large service providers and major systems integrator partners who have large purchasing power and unique customer deployment demands. As of June 28, 2009, our distribution channel program had approximately 5,000 channel partners worldwide. We work with many of the world’s leading technology distributors, including Arrow Electronics, Inc., Ingram Micro Inc. and Tech Data Corporation.

We support our channel partners with a team of experienced channel account managers, sales professionals and sales engineers who provide business planning, joint marketing strategy, and pre-sales and operational sales support. Additionally, our sales team often helps drive and support large enterprise and service provider sales through a direct touch model. Our sales professionals and engineers typically work alongside our channel partners and directly engage with end-customers to address their unique security and deployment requirements. Our sales cycle for an initial end-customer purchase typically ranges from three to six months, but can be longer especially for large enterprises, service providers and government customers. To support our broadly dispersed global channel and end-customer base, we have sales offices in over 30 countries around the world.

Our marketing strategy is focused on building our brand and driving end-customer demand for our security solutions. We execute this strategy by leveraging a combination of internal marketing professionals, and a network of regional and global channel partners. Our internal marketing organization is responsible for branding, product marketing, channel marketing and sales support programs. We focus our resources on programs, tools and activities that can be leveraged by partners worldwide to extend our marketing reach, such as sales tools and collateral, product awards and technical certifications, training, regional seminars and conferences, webinars and various other demand-generation activities.

Manufacturing and Suppliers

We outsource the manufacturing of our security appliance products to a variety of contract manufacturers and original design manufacturers. Our current manufacturing partners include Flextronics International Ltd., Micro Star International, Ltd., Creation Technologies, Inc. and a number of additional Taiwan-based manufacturers. We submit purchase orders to our contract manufacturers that describe the type and quantities of our products to be manufactured, the delivery date and other delivery terms. Once our products are manufactured, they are sent to either our headquarters in Sunnyvale, California, or to our logistics partner in Taoyuan City, Taiwan, where accessory packaging and quality-control testing are performed. We use one third-party logistics provider that accounted for a material portion of our shipments in fiscal 2008 and in the first six months of fiscal 2009. We believe that outsourcing our manufacturing and a substantial portion of our logistics enables us to conserve capital, better adjust manufacturing volumes to meet changes in demand and more quickly deliver products, while allowing us to focus resources on our core competencies. Our proprietary FortiASIC, which is the key to the performance of our appliances, is fabricated by contract manufacturers in foundries operated by UMC and TSMC. Faraday (using UMC’s foundry) and K-Micro (using TSMC’s foundry) manufacture our ASICs on a purchase order basis. Accordingly, they are not obligated to continue to fulfill our supply requirements, and the prices we are charged for the fabrication of our ASICs could be increased on short notice.

The components included in our products are sourced from various suppliers by us or more frequently by our contract manufacturers. Some of the components important to our business, including central processing units from Intel, AMD, RMI and VIA and network chips from Broadcom, Marvell and Intel, are available from a limited or sole source of supply.

We have no long-term contracts related to the manufacturing of our ASICs or other components that guarantee any capacity or pricing terms.

Research and Development

We focus our research and development efforts on developing new products and systems, and adding new features to existing products and systems. Our development strategy is to identify features, products and systems for both software and hardware that are, or are expected to be, needed by our end-customers. Our success in designing, developing, manufacturing and selling new or enhanced products will depend on a variety of factors, including the identification of market demand for new products, product selection, timely implementation of product design and development, product performance, effective manufacturing and assembly processes and sales and marketing.

As of June 28, 2009, our research and development organization has headcount of 398 people predominantly in Canada, China, and the United States. Our research and development expense in fiscal 2006 was $21.4 million, in fiscal 2007 was $27.6 million, in fiscal 2008 was $37.0 million and in the first six months of fiscal 2009 was $20.4 million.

Intellectual Property

We rely primarily on patent, trademark, copyright and trade secrets laws, confidentiality procedures and contractual provisions to protect our technology. As of June 28, 2009, we had 27 issued U.S. patents, 4 issued Chinese patents, 88 patent applications pending for examination in the United States and 27 patent applications pending for examination in China, 19 of which are related to U.S. applications. We purchased most of our issued U.S. patents and many of our pending U.S. patent applications from other entities. We also license software from third parties for integration into our products, including open source software and other software available on commercially reasonable terms.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. We generally enter into confidentiality agreements with our employees, consultants, vendors and customers, and generally limit access to and distribution of our proprietary information. However, we cannot assure you that the steps taken by us will prevent misappropriation of our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the networking industry have extensive patent portfolios. From time-to-time, third parties, including certain of these leading companies, have asserted and may assert patent, copyright, trademark and other intellectual property rights against us, our channel partners or our end-customers. Successful claims of infringement by a third party could prevent us from distributing certain products or performing certain services or require us to pay substantial damages (including treble damages if we are found to have willfully infringed patents or copyrights), royalties or other fees. Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, operating results or financial condition to be materially and adversely affected. We typically indemnify our end-customers and distributors against claims that our products infringe the intellectual property of third parties.

Competition

The markets for our products are extremely competitive and are characterized by rapid technological change. The principal competitive factors in our markets include the following:

•	product performance, features, effectiveness, interoperability and reliability;

•	technological expertise;

•	price of products and services and total cost of ownership;

•	brand recognition;

•	customer service and support;

•	sales and distribution capabilities;

•	compliance with industry standards and certifications;

•	size and financial stability of operations; and

•	breadth of product line.

Our competitors include networking companies such as Cisco Systems, Inc., and Juniper Networks, Inc., security vendors such as Check Point Software Technologies Ltd., McAfee, Inc., and SonicWALL, Inc., and other point solution security vendors.

We believe we compete favorably based on our products’ performance, reliability and breadth, and our ability to add and integrate new networking and security features and based on our technological expertise. Several competitors are significantly larger, have greater financial, technical, marketing, distribution, customer support and other resources, are more established than we are, and have significantly better brand recognition. Some of these larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products in a manner that discourages users from purchasing our products. Based in part on these competitive pressures, we may lower prices or attempt to add incremental features and functionality.

Conditions in our markets could change rapidly and significantly as a result of technological advancements or continuing market consolidation. The development and market acceptance of alternative technologies could decrease the demand for our products or render them obsolete. Our competitors may introduce products that are less costly, provide superior performance or achieve greater market acceptance than our products. In addition, our larger competitors often have broader product lines and market focus, are in a better position to withstand any significant reduction in capital spending by end-customers in these markets, and will therefore not be as susceptible to downturns in a particular market. The above competitive pressures are likely to continue to adversely impact our business. We may not be able to compete successfully in the future, and competition may harm our business.

Employees

As of June 28, 2009, our total headcount was 1,151 people including payrolled contractors. We had 398 in research and development, 376 in sales and marketing, 233 in services and support, 44 in manufacturing operations, and 100 in a general and administrative capacity. As of June 28, 2009, our headcount was 273 people in the United States, 371 in Canada, 72 in France, 203 in China and 232 in other countries.

None of our employees is represented by a labor union with respect to his or her employment with us; however, our employees in France and Italy are represented by a collective bargaining agreement. In France, the agreement is the Convention Collective Syntec, and in Italy, it is the National Collective Labour Contract. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters are located at 1090 Kifer Road, Sunnyvale, California in an office consisting of approximately 107,000 square feet. The lease for this office expires in September 2013. We sublease approximately 23,000 square feet of this space pursuant to a sublease that expires in December 2011.

In addition to our headquarters, we lease approximately 15,000 square feet of data center space and a total of approximately 79,000 square feet of office space in several buildings in Burnaby, Canada under various leases that expire between December 2009 and July 2015, approximately 17,000 square feet of office space in Ottawa, Canada under a lease that expires in February 2014, approximately 15,500 square feet of office space in Sophia, France under a lease that expires in December 2013, and approximately 26,000 square feet of office space in Beijing, China under a lease that expires in August 2011. We also lease sales and support offices in Australia, Austria, Belgium, The Czech Republic, Germany, Hong Kong, India, Indonesia, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, Philippines, Poland, Singapore, Spain, Sweden, Switzerland, Taiwan, Thailand, United Arab Emirates, and the United Kingdom. We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business.

Legal Proceedings

From time-to-time, we are involved in various legal proceedings arising from the normal course of business activities.

In May 2004, Trend Micro Incorporated filed a complaint against us alleging that we infringed a Trend Micro patent related to antivirus software. The International Trade Commission, or ITC, subsequently instituted an investigation which, in 2005, resulted in an exclusion order and a cease and desist order prohibiting us from selling a broad array of our products in the United States. In January 2006 we settled the lawsuit with Trend Micro pursuant to a settlement and license agreement, and subsequently the ITC terminated its action and rescinded the orders. Pursuant to the settlement and license agreement, we initially paid Trend Micro $15 million, and the settlement and license agreement provides for additional quarterly royalty payments, not expected to exceed 1% of our total revenue each quarter, through 2015. In November 2008, we filed a complaint against Trend Micro in the United States District Court for the Northern District of California alleging, among other claims, that the patents that are the basis for the ongoing royalty payments are invalid and consequently that we have no contractual obligation to pay the royalties. Trend Micro moved to dismiss the case, and, in June 2009, the court dismissed the case without prejudice on procedural grounds, and we appealed the dismissal in July 2009. Based on the dispute, we have ceased paying royalties under the settlement and license agreement. On August 6, 2009, Trend Micro filed a complaint against us in the Superior Court of the State of California for Santa Clara County alleging breach of contract and seeking a declaratory judgment that we are obligated to make certain specified royalty payments to Trend Micro. Because this dispute is at an early stage, it is not possible to predict the outcome.

In January 2009, we filed a complaint against Palo Alto Networks, Inc., in the United States District Court for the Northern District of California alleging, among other claims, patent infringement. On September 4, 2009, Palo Alto Networks filed a counterclaim against us alleging patent infringement. In May 2009, Enhanced Security Research, LLC, or ESR, a non-practicing entity, filed a complaint in the United States District Court for the District of Delaware alleging patent infringement by us and other defendants. On August 3, 2009, ESR filed a substantially similar complaint against us in the same court alleging infringement of the same patents. In September 2009, Deep Nines, Inc. filed a complaint against us in the United States District Court for the Eastern District of Texas alleging that our products infringe certain of their patents. The Palo Alto Networks, ESR and Deep Nines cases are currently at the early stage of the litigation process.

Except as described above, we are not a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as of June 28, 2009:

Name	Age	Position
Executive Officers:
Ken Xie	46	Co-Founder, President, Chief Executive Officer and Director
Michael Xie	40	Co-Founder, Vice President of Engineering, Chief Technical Officer and Director
Kenneth Goldman	60	Vice President and Chief Financial Officer
John Whittle	41	Vice President and General Counsel

Non-Employee Directors:
David Tsang(1)(2)(3)	67	Director and Non-Executive Chairman of the Board
George Hara	56	Director
Hong Liang Lu(2)(3)	54	Director
Greg Myers(1)	59	Director
Christopher B. Paisley(1)	56	Director
John Walecka(2)(3)	49	Director

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Member of our Nominating and Corporate Governance Committee.

Ken Xie has served as our President and Chief Executive Officer since he co-founded the company in October 2000. Prior to co-founding Fortinet, Mr. Ken Xie was Founder, President and Chief Executive Officer of NetScreen Technologies, Inc., which was acquired by Juniper Networks, Inc. in 2004. Additionally, Mr. Ken Xie was Managing Partner of Jedi Venture, Founder, President, and Chief Executive Officer of Stanford Infosystems and Security Architect for Healtheon Corp. and Philips Semiconductors. Mr. Ken Xie received a B.S. and an M.S. in electronic engineering from Tsinghua University in China and also attended Stanford University, where he pursued a graduate degree in electrical engineering.

Michael Xie has served as our Vice President of Engineering and Chief Technical Officer since co-founding the company in October 2000. Previously, he held positions as Vice President of Engineering for ServGate, Software Director and Architect for NetScreen Technologies, Inc., and Senior Software Engineer for Milkyway Networks Corp. Mr. Michael Xie has an M.S. degree in electrical engineering from the University of Manitoba in Canada as well as a B.S. and an M.S. in automobile engineering from Tsinghua University in China.

Kenneth Goldman has served as our Vice President and Chief Financial Officer since September 2007. From November 2006 until August 2007, Mr. Goldman was the Executive Vice President and Chief Financial Officer of Dexterra, Inc., a provider of mobile enterprise software. Prior to joining Dexterra, from August 2000 through March 2006, Mr. Goldman was Senior Vice President of Finance and Administration and Chief Financial Officer of Siebel Systems, Inc., a supplier of customer software solutions and services that was acquired by Oracle Corp. in January 2006. From July 1996 to July 2000, he served as Senior Vice President of Finance and Chief Financial Officer of Excite@Home, Inc., an internet service provider. Mr. Goldman currently serves as a member of the board of directors of BigBand Networks, Inc., a networking equipment company, Infinera Corp., a provider of digital optical networking systems, and Starent Networks Corp., a mobile infrastructure company. Mr. Goldman also served as a member of the Treasury Advisory Committee on the Auditing Profession. He is also a member of the board of trustees of Cornell University. Mr. Goldman holds a B.S. in electrical engineering from Cornell University and an M.B.A. from Harvard Business School.

John Whittle has served as our Vice President and General Counsel since October 2006. From March 2006 to October 2006, Mr. Whittle was Vice President and General Counsel for Ingres Corporation, an open source database company formed by a divestiture from Computer Associates. Prior to working at Ingres, from January 2000 to March 2005, Mr. Whittle was Vice President and General Counsel for Corio, Inc., an enterprise application services provider, through the acquisition of Corio by IBM. Mr. Whittle worked from March 2005 to March 2006 with IBM following its acquisition of Corio. Prior to joining Corio, Mr. Whittle was an attorney at Wilson Sonsini Goodrich & Rosati, P.C. from 1996 to 2000, representing technology companies in general corporate matters and initial and follow-on public offerings. Mr. Whittle holds a B.A. degree in history from the University of Virginia and a J.D. from Cornell University Law School.

David Tsang has served as a director and Chairman of our board of directors since May 2001. Mr. Tsang is the managing member and co-founder of Acorn Campus Ventures, a venture capital firm focused on the telecommunications industry that was founded in 2000. Mr. Tsang holds a B.S. in electrical engineering from Brigham Young University and an M.S. in electrical engineering from Santa Clara University. He also holds an honorary Ph.D. from International Technical University.

George Hara has served as a member of our board of directors since August 2002. Mr. Hara is a founder and managing partner of DEFTA Partners, which was founded in 1985. Since January 2007, Mr. Hara has been an IIMSAM (Intergovernmental Institution for the use of Micro-Algae Spirulina Against Malnutrition) Ambassador of the United Nations Economic and Social Council Permanent Observation Delegation. Mr. Hara has served on the board of XVD Corp., a company that provides video compression technology, since January 2005. Prior to 2005, Mr. Hara served as the Chairman of the Board for Oplus Technologies, Inc., a provider of video processing equipment, from 2000 to 2005 when it was acquired by Intel Corp. Mr. Hara received an L.L.B. from Keio University in Japan and an M.S. from Stanford University’s Graduate School of Engineering.

Hong Liang Lu has served as a member of our board of directors since March 2008. Mr. Lu is a co-founder of UTStarcom, Inc., has been its director since 1991 and has served as Chairman of the board of UTStarcom from 2003 to 2006 and from July 2008 to August 2009. From June 1991 to July 2008, Mr. Lu also served as the Chief Executive Officer of UTStarcom. From 1986 through 1990, Mr. Lu served as President and Chief Executive Officer of Kyocera Unison, a majority-owned subsidiary of Kyocera International, Inc. Mr. Lu served as President and Chief Executive Officer of Unison World, Inc., a software development company, from 1983 until its merger with Kyocera in 1986. From 1979 to 1983, Mr. Lu served as Vice President and Chief Operating Officer of Unison World, Inc. Mr. Lu holds a B.S. in civil engineering from the University of California at Berkeley.

Greg Myers has served as a member of our board of directors since March 2008. Since October 2007, Mr. Myers has also been a director of Altera Corp. He served as a director of Packeteer Inc. until its sale to Blue Coat Systems, Inc. in June 2008. From 1999 to 2005, Mr. Myers served as the Chief Financial Officer of Symantec Corp., and held various other senior finance positions at that company from 1993 to 1999. Mr. Myers holds a Bachelor’s Degree from California State University, Hayward and an M.B.A. in finance from the University of Santa Clara.

Christopher B. Paisley has served as a member of our board of directors since February 2004. From January 2001 through the date hereof, Mr. Paisley has served as the Dean’s Executive Professor of Accounting and Finance at the Leavey School of Business at Santa Clara University. Mr. Paisley also serves as a member of the boards of directors of 3Par Inc., a provider of utility storage solutions, Volterra Semiconductor, Inc., a provider of power management semiconductors, and Equinix, Inc., a provider of network colocation, interconnection and managed services. Mr. Paisley holds a B.A. in business economics from the University of California at Santa Barbara and an M.B.A. from the Anderson School at the University of California at Los Angeles.

John Walecka has served as a member of our board of directors since August 2003. Mr. Walecka is a founding partner of Redpoint Ventures, which was established in 1999. Prior to founding Redpoint Ventures,

Mr. Walecka was a general partner with Brentwood Venture Capital, a firm he joined in 1984. Mr. Walecka has also served as a member of the board of directors of Entropic Communications, Inc., a fabless semiconductor company, since September 2001. Mr. Walecka served as director of the Western Association of Venture Capitalists (WAVC) and is currently a director of the Stanford Business School Venture Capital Trust. Mr. Walecka received a B.S. and an M.S. in engineering from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. Messrs. Ken Xie and Michael Xie are brothers. There are no other family relationships among any of our directors or executive officers.

Codes of Ethics

We have adopted a Code of Business Conduct and Ethics for all employees, officers and directors. In connection with the completion of this offering, we will incorporate into this Code of Business Conduct and Ethics a Code of Ethics for Principal Executive and Senior Financial Officers, which is applicable to our chief executive officer, chief financial officer and other principal executive and senior financial officers. These codes will become effective as of the effective date of this offering.

Board of Directors

Our board of directors currently consists of eight members. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and nine directors are currently authorized.

Pursuant to our certificate of incorporation as currently in effect and a voting agreement among us and significant holders of our convertible preferred stock and common stock, who together have substantial control of the total voting power of our outstanding capital stock, those holders vote together to cause the election of eight of our directors as follows:

•	Messrs. Ken Xie and Michael Xie, who were elected as the designees of stockholders who hold a majority of the outstanding shares of our common stock;

•	Messrs. Hara and Tsang, who were elected as the designees of stockholders who hold a majority of the outstanding shares of our Series A, Series B and Series C Preferred Stock;

•

Mr. Walecka, who was nominated by Redpoint Ventures pursuant to the voting agreement and elected as the designee of stockholders who hold a majority of the outstanding shares of our Series D Preferred Stock; and

•	Messrs. Lu, Myers, and Paisley, who were elected as the designees of the holders of our preferred stock and common stock, voting together.

Upon the closing of this offering, the voting agreement by which these directors were elected will terminate.

As of the closing of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors will be Messrs. Hara and Paisley, and their terms will expire at the annual meeting of stockholders to be held in 2010;

•	the Class II directors will be Messrs. Tsang, Walecka and Michael Xie, and their terms will expire at the annual meeting of stockholders to be held in 2011; and

•	the Class III directors will be Messrs. Lu, Myers and Ken Xie, and their terms will expire at the annual meeting of stockholders to be held in 2012.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Under             , a majority of a listed company’s board of directors must be comprised of independent directors, and each member of the company’s audit, compensation and nominating and corporate governance committees must be independent as well. Under             , a director will only qualify as an “independent director” if that company’s board of directors affirmatively determines that the director has no material relationship with that company, either directly or as a partner, shareholder or officer of an organization that has a relationship with that company.

In addition, following the effectiveness of this registration statement, the members of our audit committee must satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or Rule 10A-3. In order to be considered to be independent for purposes of Rule 10A-3, no member of the audit committee may, other than in his capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the company or any of its subsidiaries; or (2) be an affiliated person of the company or any of its subsidiaries.

In August 2009, our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors affirmatively determined that Messrs. Hara, Lu, Myers, Paisley, Tsang and Walecka, representing six of our eight directors, are “independent directors” as defined under the rules of the              and Rule 10A-3, constituting a majority of independent directors of our board of directors as required by the rules of the             .

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below.

Audit Committee

Our audit committee is comprised of Messrs. Myers, Paisley and Tsang, each of whom is a non-employee member of our board of directors. Mr. Myers is the chairperson of our audit committee. Our board of directors has determined that each member of the audit committee meets the financial literacy requirements under the rules and regulations of the              and the SEC and each of Messrs. Myers and Paisley qualifies as our audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. Under the audit committee charter to be effective upon the completion of this offering, our audit committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Our compensation committee is currently comprised of Messrs. Lu, Tsang, and Walecka. Mr. Walecka is the chairperson of our compensation committee. Under the compensation committee charter to be effective upon the completion of this offering, our compensation committee will be responsible for, among other things:

•

reviewing and approving for our executive officers: the annual base salary, the annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements, and any other benefits, compensation or arrangements;

•	reviewing the succession planning for our executive officers;

•	reviewing and recommending compensation goals and bonus and stock compensation criteria for our employees;

•	preparing the compensation committee report that the SEC requires to be included in our annual proxy statement; and

•	administering, reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Messrs. Lu, Tsang, and Walecka. Mr. Lu is the chairperson of our nominating and corporate governance committee. Under the nominating and corporate governance committee charter to be effective upon the completion of this offering, our nominating and corporate governance committee will be responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors and management; and

•	recommending members for each committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

Messrs. Lu, Tsang, and Walecka served as members of the compensation committee during fiscal year 2008. None of the members of our compensation committee is or has in the past served as an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

In April 2008, our board of directors adopted a compensation policy applicable to all of our non-employee directors who are not significant stockholders, either personally or through their affiliation with venture capital investors. This compensation policy provides that each such non-employee director will receive the following compensation for board services:

•	an annual cash retainer for serving on the board of $12,000, paid quarterly in arrears;

•

an annual cash retainer for serving in a non-chair position on the audit committee of $8,000, on the compensation committee of $5,000, and on the nominating and corporate governance committee of $3,000;

•

an annual cash retainer for serving as the chairman of the audit committee of $20,000, for serving as the chairman of the compensation committee of $10,000 and for serving as the chairman of the nominating and corporate governance committee of $5,000;

•	upon first joining the board, an automatic initial grant of a stock option to purchase 48,000 shares of our common stock vesting monthly over a 48-month period; and

•	after completion of each full year of service, an additional grant of a stock option to purchase 12,000 shares of our common stock vesting monthly over a 48-month period.

The above policy was effective immediately for such non-employee directors who were new directors when the board adopted such policy and would become effective for other such non-employee directors immediately after the full vesting of their prior option grants.

The following table sets forth the compensation paid or accrued by us to our directors during fiscal 2008 based on the policy described above. The table excludes Messrs. Ken Xie and Michael Xie, who do not receive any additional compensation from us for their roles as directors because they are employees.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1)	Total ($)
Hara, George	—	—	—
Lu, Hong Liang	$7,083	$17,980	$25,063
Myers, Greg	$8,333	$17,980	$26,313
Paisley, Christopher	$13,333	$17,773	$31,106
Tsang, David	—	—	—
Walecka, John	—	—	—

(1)	Please see the outstanding equity awards table below for the details of the option awards.

The following table lists all outstanding equity awards held by non-employee directors as of the end of fiscal 2008:

Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price		Option Expiration Date	Grant Date Fair Value of Option Awards(1)
Hara, George	8/13/2002	100,000	—		$0.50	8/13/2012		$11,250
Lu, Hong Liang	4/23/2008	8,000	40,000		$7.47	4/23/2015		$105,658
Myers, Greg	4/23/2008	8,000	40,000		$7.47	4/23/2015		$105,658
Paisley, Christopher	4/23/2008 2/26/2004	7,000 100,000	41,000 —	$ $	7.47 0.95	4/23/2015 2/26/2014	$ $	105,658 14,740
Tsang, David	10/24/2005	88,000	12,000		$1.95	10/24/2015		$37,170
Walecka, John	7/18/2005	120,000	—		$1.95	7/18/2015		$41,760

(1)	Fair values of the option awards on the respective grant dates are computed in accordance SFAS 123R. Our assumptions with respect to the calculation of stock-based compensation expense are set forth above in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

We have entered into change of control agreements with each of the non-employee directors. These agreements provide that upon a Change of Control, 100% of the unvested equity awards held by such directors will immediately vest and become exercisable and to the extent applicable, our right of repurchase or reacquisition with respect to such awards will lapse.

“Change of Control” in our change of control agreements with our non-employee directors has the same meaning as used in our Change of Control Severance Agreements with the named executive officers. See “Executive Compensation—Severance Agreements and Change of Control Arrangements.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers, Ken Xie, Ken Goldman, Michael Xie, and John Whittle, for fiscal 2008 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Overview

We compete with many other technology companies in seeking to attract and retain a skilled work force. To meet this challenge, we have adopted a compensation philosophy to enable our named executive officers compensation and benefits that are competitive and that meet our goals of attracting, retaining and motivating highly skilled employees so that we can achieve our financial and strategic objectives.

In considering what constitutes competitive compensation, we review, among other data, compensation practices of the peer group companies listed below. Our peer group consists of companies which are providing a network security solution and with which we believe we compete for top talent. Each peer group company listed below is publicly traded, generates more than $200 million in annual revenue in security solutions and has more than 500 employees.

•	Blue Coat Systems, Inc.

•	Check Point Software Technologies Ltd.

•	Cisco Systems, Inc.

•	Juniper Networks, Inc.

•	McAfee, Inc.

•	SonicWALL, Inc.

Our executive compensation programs are designed to attract, retain and motivate our named executive officers to enhance long-term profitability and shareholder value by:

•	offering base salary to our named executive officers that is competitive with other companies in the technology industry, and in particular within the information technology security industry;

•	providing total compensation opportunities which are comparable to the opportunities offered by a peer group of similar companies within similar industries and of a similar size;

•

linking named executive officer compensation to our operating and financial performance by making significant elements of each executive’s compensation dependent on our overall company performance as well as the individual’s added value;

•	emphasizing equity pay and long-term incentives for our executive team so they have an interest in our sustained growth and success; and

•	ensuring fairness among the executive management team by recognizing the contributions each executive makes to our success.

Role of the Compensation Committee in Executive Compensation Decisions

The compensation committee of our board of directors has overall responsibility for approving the compensation of our named executive officers. Members of the compensation committee are appointed by our board. Please reference prior section “Management—Committees of the Board of Directors—Compensation Committee” for more detail about the members’ responsibilities and procedures of the compensation committee.

Role of Executives in Executive Compensation Decisions

Our compensation committee generally seeks input from our president and chief executive officer when discussing the performance of and compensation levels for named executive officers other than the chief executive officer himself. The compensation committee also works with our chief financial officer and our vice president of human resources in evaluating the financial, accounting, tax and retention implications of our various compensation programs. Neither Ken Xie nor any of our other named executive officers participates in deliberations relating to his own compensation, and Messrs. Ken Xie and Michael Xie do not participate in deliberations related to each other’s compensation.

Elements of Our Compensation Program

The four key elements of our compensation package for named executive officers are base pay, equity-based rewards, variable pay, and our benefits programs. As a total package, we design our compensation program to enable us to attract and retain talented personnel who can add to the long-term value of the company. The individual elements of our compensation program serve to satisfy this larger goal in specific ways as described below.

Base Pay. We establish base pay that is both reasonable and competitive in relation to the market, including the peer group described above. We regularly monitor competitive base pay levels and make adjustments to base pay as appropriate. In general, a named executive officer’s base pay level should reflect the overall sustained performance and contribution to us over time. We also seek to structure the base pay for our named executive officers to be competitive in relation to the surveyed market and our peer group analysis. As described below, we design base pay to provide the ongoing reward for each named executive officer’s work and contribution and to be competitive in attracting or retaining the executive. Once base pay levels are initially determined, increases in base pay are provided generally on an annual basis to recognize specific performance achievements. This “pay for performance” approach provides higher levels of annual increases if the results merit greater rewards.

Equity-Based Rewards. We design our equity programs to be both reasonable and competitive in relation to the market. We monitor the market and applicable accounting, corporate, securities and tax laws and regulations and adjust our equity programs as appropriate. Stock options are designed to reflect and reward a high level of sustained individual performance over time, as reflected in improved overall company value. As described in more detail below, we design equity-based compensation, including stock options and other forms of equity compensation, to help retain talent over a period of time and to provide named executive officers with a long-term reward that aligns their interests with those of our stockholders. A number of factors are considered when determining the size of all grants, including competitive market factors, named executive officer performance, retention value, and a review of the named executive officer’s overall compensation package, which takes into account our above-market approach in base pay and variable pay, as described below. Initial option grants upon hire are generally designed to attract experienced executives with established records of success and help retain them over the long term. Subsequent grants to named executive officers are designed to ensure that equity compensation remains competitive within our industry group, including the peer group, and named executive officers whose skills and results we deem to be critical to our long-term success are eligible to receive higher levels of equity-based compensation. Stock option grants to our named executive officers are recommended by the compensation committee to our board of directors, which makes the final determination as to whether to grant any stock option to a named executive officer.

Variable Pay. Consistent with our pay for performance philosophy, rewarding performance through variable pay is an important element of named executive officer compensation. We design our variable pay programs to be both reasonable and competitive in relation to the market. We regularly monitor the market, including our peer group, and adjust our variable pay programs as needed for our named executive officers. Our senior management incentive bonus program is designed to motivate our named executive officers to achieve overall goals by paying more for outstanding results. The variable pay programs are periodically reviewed by the compensation committee taking into account changes in the industry and technology space. The variable pay programs are based on a formulaic assessment of the company’s financial performance and an assessment of each individual’s performance. The compensation committee has the discretion to increase or decrease a payout under the variable pay programs at any time in the event that it determines that circumstances warrant adjustment. Our programs are designed to avoid entitlements, to align actual payouts with the actual results achieved by a named executive officer and to be easy to understand and administer. A key factor in this process is executive peer review. The executive peer review offers our named executive officers the opportunity to review the performance of other executives, including other named executive officers, on a quarterly basis and submit those reviews for consideration by our compensation committee when determining if variable pay objectives have been satisfied. We believe the executive peer review motivates named executive officers to achieve and exceed expectations and to avoid entitlements within our variable pay programs.

Benefits Programs. Employee retirement, health and welfare benefits, such as our group health insurance plans, 401(k) retirement plan, and life, disability and accidental death insurance plans are designed to provide a stable array of support to all employees, including all of our named executive officers, and their families, regardless of their individual performance levels. Our benefits programs are generally established and adjusted by our human resources department with approval, as necessary, from senior management.

Determining the Amount of Elements of Executives’ Compensation

The compensation and performance of Ken Xie and Michael Xie are reviewed and measured by the compensation committee annually. The compensation and performance of our other executive officers are reviewed and measured by the compensation committee after review of recommendations received from our chief executive officer, except the compensation committee does not receive a recommendation from our chief executive officer regarding the compensation of Michael Xie.

Overview. The amount of each element of our compensation program is initially determined by analyzing the type and level of similar programs offered by our competitors, including our peer group, by participating in salary surveys administered by third parties and reviewing the data from these surveys. The compensation committee authorizes the levels of base pay for our named executive officers after review and analysis of this third-party survey data. Prior to 2008, we hired compensation experts directly for their subject matter expertise and independence from our management and specifically for advice regarding cash-based pay and equity compensation matters. This set the initial framework of our existing compensation program. In 2008, we used external resources, such as Radford Consulting and the IPAS Global Technology Survey, as well as competitive public information and aging data, to get market compensation data.

Base Pay. Once the framework is developed from the results of third-party surveys as described above, the compensation committee, with input from Mr. Ken Xie, assesses the performance levels of the other named executive officers. Mr. Ken Xie makes recommendations regarding changes in compensation levels, based on factors such as company performance, division performance and individual performance with respect to the other named executive officers. These recommendations are collected as part of our annual performance review process, although the compensation committee occasionally increases base pay at the time of a named executive officer’s promotion to a position of greater responsibility, or as the competitive landscape requires. In establishing our compensation framework for base pay, in order to remain competitive and attract and retain “best talent”, we intend to target above-average levels (60th percentile or higher) of base pay compensation for our named executive officers, based on the surveyed market and peer group analysis to establish the benchmark of our salary ranges and establish a minimum and maximum pay level around the benchmark for each named executive officer. Base pay can be set above the 60th percentile benchmark and is ultimately set and adjusted based upon the named executive officer’s expertise within the industry and position, key contributions to the company and tenure. According to our market analysis, actual base pay fell between the 60 th to 85th percentiles for our named executive officers in 2008.

In May 2008, the compensation committee raised the base pay compensation of Mr. Ken Xie by 6.9% to $310,000 and Mr. Michael Xie by 9.1% to $275,000. In April 2008, the base salary for Mr. John Whittle increased by 9.1% to $240,000; however, the base pay of Mr. Ken Goldman did not change in 2008 and remained at $300,000. The changes made in base pay in 2008 reflect additional responsibilities taken on by the named executive officers, especially in light of the progression towards an initial public offering, adjustments for inflation, and past performance in fiscal year 2007.

Equity-Based Rewards. Our board of directors does not apply a rigid formula in allocating stock options to our named executive officers. Our board of directors exercises its judgment and discretion and considers, among other things, the role and responsibility of the named executive officer, competitive factors, the amount of stock-based equity compensation already held by the executive, and the cash-based compensation received by the named executive officer. With respect to the level of equity-based compensation, we also participate in surveys administered by third parties.

Fortinet has an annual stock refresh grant program designed to reward and help retain employees based on performance. During the 2006-2007 time periods, grants under this program were suspended. Once reinstated, eligible employees received grants in February 2008 based on 2006 performance and in April 2008 based on 2007 performance. In consideration of their leadership and intellectual and innovative contributions, Messrs. Ken Xie and Michael Xie qualified for employee performance grants for 2006 and 2007 to provide an incentive for future contributions. Mr. Whittle qualified for such grants for 2007, based on his assumption of increased responsibilities as our company grew, to provide an incentive for future contributions. As a result, Messrs. Ken Xie, Michael Xie, and Whittle were granted stock options in 2008. Mr. Goldman was not granted stock options or other equity awards in 2008, as he had recently received option awards upon his hiring in September 2007.

Variable Pay. With respect to named executive officers, we determine the targeted level of variable cash compensation by participating in salary surveys administered by third parties. After developing a competitive framework, we determine the executive’s actual level of variable compensation by assessing the named executive officer’s actual results, and rewarding the executive in accordance with the terms of the variable pay programs. In developing the competitive framework, we seek to set total cash compensation (base salary plus variable pay) above the average of the surveyed market to meet our goal of ensuring that our cash compensation levels are very competitive and to enable us to retain our named executive officers, each of whom we believe to be key personnel and key talent.

Our variable pay programs for named executive officers fall under our 2008 Senior Management Incentive Bonus Program. We base the incentive bonus program funding on achievement of revenue and operating profit or loss targets. Revenue-based targets determine 75% of the funding of the incentive bonus program and operating profit or loss objectives determine 25% of the funding of the incentive bonus program. We weight the bonus program more heavily toward achieving revenue over operating profit or loss targets because we believe that, at this stage, revenues will drive our long-term success and result in greater opportunity for profit in the future. We believe it is important for our executives to monitor expenses as well, so we also base a portion of the bonus plan funding on operating profit or loss targets. Because revenue is the primary source for funding the bonus program, 85% of revenue goals must be achieved to fund the revenue portion of the program. In addition, 100% of the operating profit or loss objectives must be met to fund the 25% of the operating profit or loss portion of the program. To the extent that revenue targets are achieved to fund the revenue portion of the program, the bonus pool is funded on a graduated basis. This continues on a linear basis, increasing funding by 3.33% for every additional 1% of performance up to 100%. For instance, at 85% achievement of the revenue bonus funding target, the revenue portion of the incentive bonus program would fund at 50%. At 95% achievement of the revenue bonus target, the revenue portion of the bonus program would fund at 83%. For every 1% achievement in excess 100% of the target, the revenue portion of the bonus program would increase funding by 2% up to a maximum 200% of bonus funding for 150% achievement of the revenue target. Awards and performance are subject to quarterly performance targets, and bonuses can be funded on a quarterly basis upon successful or outstanding performance in a given quarter based on satisfaction of target objectives. However, quarterly funding of awards in our first, second and third fiscal quarters are capped at 100% and are not eligible for increased funding based on achievements in excess of 100% of target.

Individual target bonuses under the incentive bonus program under the 2008 Senior Management Incentive Bonus Program are expressed as a percentage of the named executive officer’s base salary for 100% goal achievement. Based upon third-party surveys described above, our chief executive officer makes bonus recommendations to the compensation committee, who in turn will give final approval. In January 2008, our chief executive officer recommended target bonuses to the compensation committee. The compensation committee discussed with Mr. Ken Xie the parameters of the program. The compensation committee ultimately approved pre-established bonus targets of up to 30% of base salary for each of the named executive officers for one hundred percent goal achievement in 2008. Bonuses for Messrs. Ken Xie and Michael Xie are based upon the same criteria under the incentive bonus program, with the ultimate determination and approval made by the compensation committee. See “—Summary Compensation Table” below.

The 2008 Senior Management Bonus Program is an internal incentive program based on internal revenue and operating income performance targets set at the beginning of the year. The targets were set at levels determined to be challenging and requiring substantial effort on the part of senior management. For 2008 we achieved our operating income target in each quarter other than the first quarter of 2008 and between 94% and 98% of the quarterly and annual revenue targets. Based on these achievements we paid bonuses to our senior management in accordance with the terms of the bonus program as discussed above.

Benefits Programs. Our named executive officers receive the same employee benefits as our other U.S. based employees. We design our employee benefits programs to be both cost-effective and competitive in relation to the market as well as compliant with applicable laws and practices. We adjust our benefits programs as needed based upon regular monitoring of applicable laws and practices and monitoring of the market.

Employment Offer Letters

In August 2009, we entered into employment offer letters with Mr. Goldman, dated August 24, 2007, and Mr. Whittle, dated October 18, 2006. The offer letters provide for at-will employment, base salary, eligibility to participate in the executive incentive bonus plan, standard employee benefit plan participation, and recommendations for initial stock option grants. The offers of employment were each subject to execution of a standard proprietary information, invention assignment, and arbitration agreement and proof of identity and work eligibility in the United States. The offer letters contain certain severance and change of control benefits in favor of the executives, which terms, in each case, have since been superseded by the Change of Control Severance Agreements discussed in more detail in section “—Severance Agreements and Change of Control Arrangements” below.

Severance and Change of Control Agreements

In August 2009, we have entered into severance agreements with Messrs. Ken Xie, Michael Xie, Goldman, and Whittle. These arrangements provide for payments and benefits upon termination of their employment in specified circumstances, including following a change of control. These arrangements (including potential payments and terms) are discussed in more detail in the section “—Severance Agreements and Change of Control Arrangements” below. We believe that these severance agreements help us from a retention standpoint and they are particularly necessary in an industry, such as ours, where there has been market consolidation. We believe that entering into these agreements helps the named executive officers maintain continued focus and dedication to their assigned duties to maximize stockholder value if there is a change of control. The terms of these agreements were determined after review by the compensation committee of our retention goals for each named executive officer, as well as analysis of market data, similar agreements established by our peer group, and applicable law.

Allocation of Equity Compensation Awards

In fiscal 2008, we granted options to purchase a total of 7,232,129 shares, of which a total of 425,000 options were granted to our named executive officers, representing 5.9% of all options granted in 2008. Options granted to executives and other employees typically vest over a period of four years. Details about each option grant to named executive officers in fiscal 2008 are set forth in the “Grants of Plan-Based Awards in Fiscal 2008.”

Timing of Equity Awards

Our board of directors generally grants stock options to current executives and other current employees once per year. Such grants are typically made at a meeting of the board of directors held in the fourth quarter of the year. With respect to newly hired employees, our practice is typically to make stock grants at the first meeting of the board following such employee’s hire date. As a private company, our board of directors has historically determined the exercise price of stock options based on third-party valuation reports as of a date concurrent with the option grant date.

Performance-Based Compensation and Financial Restatement

We have not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executives and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement.

Effect of Accounting and Tax Treatment on Compensation Decisions

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. In this regard, we may begin using restricted stock and/or restricted stock units as additional forms of equity compensation incentives in response to changes in the accounting treatment of equity awards. While we consider the applicable accounting and tax treatment, these factors alone are not determinative, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

Section 162(m) of the Internal Revenue Code imposes limits on the amount of compensation that a public company may deduct in any one year for the compensation of the chief executive officer and other highly compensated executive officers, unless specific and detailed criteria are satisfied. Performance-based compensation (including stock options), as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. We have determined that we will not seek to limit executive compensation so that it is deductible under Section 162(m). However, from time to time, we may choose to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in designing a comprehensive plan for our executives that promotes our corporate goals and therefore our compensation committee has not adopted a policy requiring all compensation to be deductible. Our compensation committee will continue to assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate.

Summary Compensation Table

The following table sets forth information regarding the compensation of the individuals who served as our executive officers during fiscal 2008. We refer to these individuals as our named executive officers.

Name and Principal Position	Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	Total
Ken Xie	2008	$302,500	$144,551	$78,203	$525,254
President and Chief Executive Officer
Michael Xie	2008	266,375	71,549	69,216	407,140
Vice President of Engineering and Chief Technical Officer
Ken Goldman	2008	300,000	539,811	75,775	915,586
Vice President, Chief Financial Officer
John Whittle	2008	235,000	69,858	74,000	378,858
Vice President, General Counsel

(1)	The amounts in this column represent the dollar amount recognized for financial statement purposes in 2008, computed in accordance with FAS 123R. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock Based Compensation” for a discussion of assumptions made by us in determining the FAS 123R values of equity awards.
(2)	See “—Grants of Plan-Based Awards in Fiscal 2008” under the column “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” for the amounts named executive officers were eligible to earn in fiscal 2008. See also “—Compensation Discussion and Analysis—Determining the Amount of Elements of Executives’ Compensation—Variable Pay” for a discussion of how the 2008 Senior Management Incentive Bonus Program works in operation.

Grants of Plan-Based Awards in Fiscal 2008

The following table sets forth information regarding grants of awards made to our named executive officers during fiscal 2008.

Name	Grant Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards(1)			Number of Securities Underlying Options	Exercise Price of Option Awards	Grant Date Fair Value of Option Awards(2)
		Threshold	Target	Maximum
Xie, Ken	07/31/2008	—	—	—	150,000	$7.47	$353,730
	02/07/2008	—	—	—	75,000	$7.47	$202,718
	01/28/2008	$54,375	$87,000	$119,625	—	—	—

Xie, Michael	07/31/2008	—	—	—	125,000	$7.47	$294,775
	02/07/2008	—	—	—	25,000	$7.47	$67,573
	01/28/2008	$47,250	$75,600	$103,950	—	—	—

Goldman, Ken	01/28/2008	$56,250	$90,000	$123,750	—	—	—

Whittle, John	04/23/2008	—	—	—	50,000	$7.47	$110,060
	01/28/2008	$41,250	$66,000	$90,750	—	—	—

(1)	Represents awards granted under our 2008 Senior Management Incentive Bonus Program, which were based on achievement of certain levels of performance in fiscal year 2008. These columns show the awards that were possible at the threshold, target and maximum levels of performance. The column titled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table shows the actual awards earned in fiscal year 2008 by our named executive officers under the 2008 Senior Management Incentive Bonus Program for 2008.
(2)	Fair values of the option awards on the respective grant dates are computed in accordance with SFAS 123R. Our assumptions with respect to the calculation of stock-based compensation expense are set forth above in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table lists all outstanding equity awards held by our named executive officers as of December 28, 2008.

Name	Grant Date	Number of Securities Underlying Options Exercisable	Number of Securities Underlying Options Unexercisable	Option Exercise Price	Option Expiration Date
Xie, Ken(5)	07/31/2008	—	150,000	$7.47	07/31/2015
Xie, Ken(4)	02/07/2008	29,687	45,313	$7.47	02/07/2015
Xie, Ken(3)	07/20/2006	150,000	—	$2.37	07/20/2011
Xie, Ken(2)	03/01/2006	21,875	8,125	$2.15	03/01/2011
Xie, Ken(1)	01/11/2005	188,782	—	$2.15	01/11/2010
Xie, Ken(1)	01/11/2005	11,218	—	$2.15	01/11/2010
Xie, Michael(5)	07/31/2008	—	125,000	$7.47	07/31/2015
Xie, Michael(9)	02/07/2008	11,457	13,543	$7.47	02/07/2015
Xie, Michael(3)	07/20/2006	50,000	—	$2.37	07/20/2011
Xie, Michael(2)	03/01/2006	21,875	8,125	$2.15	03/01/2011
Xie, Michael(1)	01/11/2005	11,218	—	$2.15	01/11/2010
Xie, Michael(1)	01/11/2005	188,782	—	$2.15	01/11/2010
Goldman, Kenneth(6)	09/20/2007	160,620	372,180	$7.44	09/20/2017
Goldman, Kenneth(6)	09/20/2007	26,880	40,320	$7.44	09/20/2017
Whittle, John(8)	04/23/2008	—	50,000	$7.47	04/23/2015
Whittle, John(7)	10/26/2006	79,166	68,750	$2.40	10/26/2016
Whittle, John(7)	10/26/2006	2,084	—	$2.40	10/26/2016

(1)	Twenty-five percent of the shares underlying this option vested on September 1, 2005 with the remainder of the shares vesting monthly over the ensuing thirty-six months from September 1, 2005, subject to continued service.
(2)	Twenty-five percent of the shares underlying this option vested on January 24, 2007 with the remainder of the shares vesting monthly over the ensuing thirty-six months from January 24, 2007, subject to continued service.
(3)	The shares underlying this option vest on a monthly basis over the twenty-four month period following the date of grant, subject to continued service.
(4)	Twenty-five percent of the shares underlying this option vested on May 4, 2008 with the remainder of the shares vesting monthly over the ensuing thirty-six months from May 4, 2008, subject to continued service.
(5)	Twenty-five percent of the shares underlying this option vested on July 31, 2009 with the remainder of the shares vesting monthly over the ensuing thirty-six months from July 31, 2009, subject to continued service.
(6)	Vested monthly over four years beginning on from September 20, 2007, subject to continued service.
(7)	Twenty-five percent of the shares underlying this option vested on October 25, 2007 with the remainder of the shares vesting monthly over the ensuing thirty-six months from October 25, 2007, subject to continued service.
(8)	Twenty-five percent of the shares underlying this option vested on April 23, 2009 with the remainder of the shares vesting monthly over the ensuing thirty-six months from April 23, 2009, subject to continued service.
(9)	Twenty-five percent of the shares underlying this option were treated as having been vested on January 30, 2008 with the remainder of the shares vesting monthly over the ensuing thirty-six months from January 30, 2008, subject to continued service.

Options Exercised and Stock Vested in Fiscal 2008

None of our named executive officers exercised stock options or had any restricted stock during fiscal 2008.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-qualified Deferred Compensation

None of our named executive officers participates in or has account balances in a traditional non-qualified deferred compensation plan or other deferred compensation plans maintained by us.

Severance Agreements and Change of Control Arrangements

The Change of Control Severance Agreements for our named executive officers described below were effective in August 2009, and the tables below represent the severance amounts named executive officers would receive in connection with certain terminations.

	Qualifying Termination Not within One Year of a Change of Control(1)		Qualifying Termination Within One Year of a Change of Control(1)
Name	Salary(2)	Acceleration of Equity Vesting(3)	Salary	Acceleration of Equity Vesting(3)
Ken Xie(4)	$319,300	—	$319,300	$43,225
Michael Xie(5)	—	—	$141,625	$43,225
Ken Goldman(5)	—	—	$154,500	$12,375
John Whittle(5)	$252,000	$190,125	$252,000	$348,563

(1)	A “Qualifying Termination” under the severance agreement is an involuntary termination without “Cause” or a voluntary resignation for “Good Reason,” as defined below.
(2)	The severance amount related to base salary was determined based on base salaries in effect in August 2009.
(3)	Value of equity award acceleration for individuals who are entitled to 12 months of equity award vesting acceleration is calculated as of December 28, 2008 and 12 months from this date. For individuals with this partial equity award acceleration, the intrinsic value of shares vesting during 12 months from December 28, 2008, was calculated as follows: the sum of fair market value minus option exercise price, multiplied by the shares vesting over next 12 months (December 2008 and December 2009). For individuals with full equity award acceleration, the intrinsic value of the unvested shares was calculated as follows: the sum of fair market value minus option price, multiplied by the number of unvested shares. Fair market value for purposes of the preceding sentences is equal to the value of our common stock on December 28, 2008, which is the last business day of fiscal 2008. The values above do not reflect the current fair market value of our common stock or additional equity that has been granted to our named executive officers since the last business day of fiscal 2008.
(4)	If severance is payable, the named executive officer is also eligible to receive reimbursement for insurance premium expenses incurred for group health insurance continuation coverage under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA) for a period of up to 12 months for his Qualifying Termination prior to or after a Change of Control. The value as of August 2009 for 12 months of COBRA continuation coverage was $16,430.
(5)	If severance is payable, the named executive officer is also eligible to receive reimbursement for insurance premium expenses incurred for group health insurance continuation coverage under COBRA for a period of up to 12 months after his Qualifying Termination within one year after a Change of Control. The value as of August 2009 for 12 months of COBRA continuation coverage was $16,430.

Ken Xie. We have entered into a Change of Control Severance Agreement, dated August 7, 2009, with Ken Xie, our president and chief executive officer under which he may receive certain benefits upon certain terminations of employment, provided that he has provided us with an executed release of claims and subject to non-solicitation and non-competition for a period of twelve months. This agreement provides that, if Mr. Ken Xie’s employment is terminated without Cause, or if he terminates his employment with us for Good Reason, prior to a Change of Control or after twelve months following a Change of Control, he will be entitled to a severance payment in an amount equal to twelve months of his then-current base salary and twelve months of medical, dental, and/or vision benefits for him and/or his eligible dependents. If Mr. Ken Xie is terminated without Cause, or if he terminates his employment with us for Good Reason, within one year following a Change of Control, in addition to receiving twelve months of base salary (as in effect immediately prior to the Change of Control or his termination, whichever is greater) and twelve months of medical, dental, and/or vision benefits for him and/or his eligible dependents, Mr. Ken Xie’s unvested equity awards will immediately vest and become exercisable in full, and our right of repurchase or reacquisition with respect to such awards will lapse. The awards will remain exercisable, to the extent applicable, following the termination for the period prescribed in the respective stock plan and agreement for each award. In the event any payment to Mr. Xie is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (as a result of a payment being classified as a parachute payment under Section 280G of the Internal Revenue Code), he will be entitled to receive such payment as would entitle him to receive the greatest after-tax benefit of either the full payment or a lesser payment which would result in no portion of such severance benefits being subject to excise tax.

Michael Xie and Ken Goldman. We have entered into Change of Control Severance Agreements, with each of Michael Xie, our chief technical officer, dated August 7, 2009, and Ken Goldman, our chief financial officer, dated August 7, 2009, under which each may receive certain benefits upon certain terminations of employment, provided that each has provided us with an executed release of claims and subject to non-solicitation and non-competition for a period of twelve months. These agreements provide that, if the executive’s employment is terminated without Cause, or if the executive terminates his employment with us for Good Reason, prior to a Change of Control or after twelve months following a Change of Control, the executive will be entitled to a severance payment and/or benefits as determined by us in our sole discretion. If the executive is terminated without Cause, or if the executive terminates his employment with us for Good Reason, within one year following a Change of Control, the executive will receive a severance payment equal to six months of his base salary (as in effect immediately prior to the Change of Control or his termination, whichever is greater), twelve months of medical, dental, and/or vision benefits for him and/or his eligible dependents, and the unvested portion of his equity awards will immediately vest and become exercisable in full and our right of repurchase or reacquisition with respect to such awards will lapse. The awards will remain exercisable, to the extent applicable, following the termination for the period prescribed in the respective stock plan and agreement for each award. In the event any payment to the executive is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (as a result of a payment being classified as a parachute payment under Section 280G of the Internal Revenue Code), the executive will be entitled to receive such payment as would entitle him to receive the greatest after-tax benefit of either the full payment or a lesser payment which would result in no portion of such severance benefits being subject to excise tax.

John Whittle. We have entered into a Change of Control Severance Agreement, dated August 7, 2009 with John Whittle, our general counsel, under which he may receive certain benefits upon certain terminations of employment, provided that he has provided us with an executed release of claims and subject to non-solicitation and non-competition for a period of twelve months. This agreement provides that, if Mr. Whittle’s employment is terminated without Cause, or if he terminates his employment with us for Good Reason, he will be entitled to a severance payment equal to twelve months of base salary (as in effect immediately prior to the Change of Control or his termination, whichever is greater), twelve months of medical, dental and/or vision benefits for him and/or his eligible dependents and his unvested equity awards will immediately vest as to the awards that would have vested over the next twelve months and such accelerated awards become exercisable in full, and our right of repurchase or reacquisition with respect to such awards will lapse. If Mr. Whittle is terminated without Cause, or if he terminates his employment with us for Good Reason, within one year following a Change of Control, then in addition to receiving twelve months base salary, all of his unvested equity awards will fully vest and such accelerated awards become exercisable in full, and our right of repurchase or reacquisition with respect to such awards will lapse. The awards will remain exercisable, to the extent applicable, following the termination for the period prescribed in the respective stock plan and agreement for each award. In the event any payment to Mr. Whittle is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (as a result of a payment being classified as a parachute payment under Section 280G of the Internal Revenue Code), he will be entitled to receive such payment as would entitle him to receive the greatest after-tax benefit of either the full payment or a lesser payment which would result in no portion of such severance benefits being subject to excise tax.

For the purpose of our Change of Control Severance Agreements with the above-mentioned executives, “Change of Control” means:

(i)

the acquisition by one person, or more than one person acting as a group (for these purposes, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with us—“Person”) that is or becomes the owner, directly or indirectly, of our securities representing fifty percent or more of the total voting power represented by our then outstanding securities (the “Voting Securities”); provided, however, that for the purposes of this subsection (i), the acquisition of additional securities by any one Person, who is considered to own more than fifty percent of the total voting power of our securities shall not be considered a Change of Control;

(ii)	a change in the composition of the Board occurring within a twelve month period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” will mean directors who either (A) are our directors as of the effective date of the Change of Control Severance Agreement or (B) are elected, or nominated for election, to the Board with the affirmative votes of a least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of our directors);

(iii)	the date of the consummation of a merger or consolidation between us and any other corporation that has been approved by our stockholders, other than a merger or consolidation which would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) fifty percent or more of the total voting power represented by our voting securities or such surviving entity outstanding immediately after such merger or consolidation, or our stockholders approve a plan of our complete liquidation; or

(iv)	a change in the ownership of a substantial portion of our assets which occurs on the date that any person acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition by such person or persons) assets from us that have a total gross fair market value equal to or more than fifty percent of the total fair market value of all of our assets immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iv), the following shall not constitute a change in the ownership of a substantial portion of our assets: (1) a transfer to an entity that is controlled by our shareholders immediately after the transfer; or (2) a transfer of assets by us to: (A) a shareholder of ours (immediately before the asset transfer) in exchange for or with respect to our securities; (B) an entity, fifty percent or more of the total value or voting power of which is owned, directly or indirectly, by us; (C) a person, that owns, directly or indirectly, fifty percent or more of the total value or voting power of all our outstanding stock; or (D) an entity, at least fifty percent of the total value or voting power of which is owned, directly or indirectly, by a person described in subsection (C). For purposes of this clause (2), gross fair market value means the value of our assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

Notwithstanding the foregoing, a transaction of ours that does not constitute a change of control event under Treasury Regulation 1.409A-3(i)(5)(v) or (vii) shall not be considered a Change of Control.

For the purposes of our change of control agreements with the above-mentioned executives, “Cause” means:

(i)	an act of dishonesty made by the executive in connection with the executive’s responsibilities as an employee and materially and adversely affects us;

(ii)	the executive’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude;

(iii)	the executive’s gross misconduct that materially and adversely affects our reputation or business; or

(iv)	the executive’s continued intentional refusal to perform employment duties in a material fashion that materially and adversely affects our reputation or business, after the executive has received a written demand of performance from us which specifically sets forth the factual basis for our belief that the executive has not substantially performed his duties and has continues to refuse to cure such non-performance within thirty days after receiving such notice.

For the purpose of our change of control agreements with the above mentioned executives, “Good Reason” means the occurrence of one of more of the following events without the executive’s express written consent:

(i)	the assignment to the executive of any duties or the reduction of the executive’s duties, either of which results in a material diminution in the executive’s position or responsibilities with us in effect immediately prior to such assignment, or the removal of the executive from such position and responsibilities; provided, however, it being understood that a new position with a larger combined company does not alone constitute “Good Reason” if it is in the same area of operations and involves substantially the same duties and scope of responsibilities and management responsibility notwithstanding that the executive may not retain as senior of a title within the larger combined company as the executive’s prior title;

(ii)	a material reduction by us in the base salary of the executive; provided that, it being understood that a reduction by us by five percent or more in the base salary or bonus opportunity of the executive as in effect immediately prior to such reduction shall be deemed Good Reason;

(iii)	a material change in the geographic location of the executive, provided that a change in geographic location to a facility or a location less than twenty-five miles from the executive’s then-present location shall not be considered a material change in geographic location;

(iv)	any material breach by us of any material provision of the Change of Control Severance Agreement; or

(v)	our failure to obtain the assumption of the Change of Control Severance Agreement by any successor (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to substantially all of our business and/or assets.

The executive will not resign for Good Reason without first providing us with written notice of the acts or omissions constituting the grounds for “Good Reason” within ninety days of the initial existence of the ground for “Good Reason” and a reasonable cure period of not less than thirty days following the date of such notice.

Employee Benefit Plans

2009 Equity Incentive Plan

Our board of directors has adopted, and we expect our stockholders will approve our 2009 Equity Incentive Plan (“2009 Plan”) prior to the completion of this offering. Subject to stockholder approval, the 2009 Plan is effective upon its adoption by our board of directors, but is not expected to be utilized until after the completion of this offering. Our 2009 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any subsidiary corporations’ employees, and for the grant of non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our subsidiary corporations’ employees and consultants.

Authorized Shares. Subject to the provisions of the 2009 Plan, the maximum aggregate number of shares that may be issued under the 2009 Plan is 9,000,000 shares of our common stock, plus any shares subject to stock options or similar awards granted under the 2008 Stock Plan and the 2000 Stock Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2008 Stock Plan and 2000 Stock Plan that are forfeited to or repurchased by us with the maximum number of Shares to be added to the 2009 Plan not to exceed 21,000,000 shares. The number of shares available for issuance under the 2009 Plan will be annually increased on the first day of each of our fiscal years beginning in 2011, by an amount equal to the least of:

•	5% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year;

•	7,000,000 shares; or

•	such other amount as our board of directors may determine.

Shares issued pursuant to awards under the 2009 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2009 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2009 Plan.

Plan Administration. The 2009 Plan will be administered by our board of directors which, at its discretion or as legally required, may delegate such administration to our compensation committee or one or more additional committees. In the case of awards intended to qualify as “performance-based compensation” within the meaning of section 162(m) of the Internal Revenue Code of 1986, as amended, or Code, the committee will consist of two or more “outside directors” within the meaning of Code section 162(m).

Subject to the provisions of our 2009 Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award. The administrator also has the authority, subject to the terms of the 2009 Plan, to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise prices and terms, to construe and interpret the plan, to prescribe rules and to extend the post-termination exercisability of certain awards.

Awards.

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Stock Options. The administrator may grant incentive and/or nonstatutory stock options under our 2009 Plan. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% or more of the total combined voting power of all classes of our stock, or of any of our subsidiaries, the term of such incentive stock option may not exceed five years and the exercise price must equal at least 110% of the fair market value of our common stock on the grant date. To the extent that the aggregate fair market value of the shares subject to an incentive stock option that become exercisable for the first time by an employee during any calendar year exceeds $100,000, such excess will be treated as a nonstatutory stock option. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator. Subject to the provisions of our 2009 Plan, the administrator determines the term of all other options. After the termination of service of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

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Stock Appreciation Rights. Stock appreciation rights may be granted under our 2009 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2009 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

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Restricted Stock. Restricted stock may be granted under our 2009 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator and/or continued service to us. Recipients of restricted stock awards will have voting and dividend rights with respect to such shares upon grant without regard to vesting; provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us.

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Restricted Stock Units. Restricted stock units may be granted under our 2009 Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include accomplishing specified performance criteria or continued service to us, and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

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Performance Units/Performance Shares. Performance units and performance shares may be granted under our 2009 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, shares or some combination thereof.

Transferability of Awards. Unless the administrator provides otherwise, our 2009 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2009 Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger, Change of Control. Our 2009 Plan provides that in the event of a merger or change of control as defined in the 2009 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. Such award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions will be met.

Plan Amendment, Termination. Our board of directors has the authority to amend, suspend or terminate the 2009 Plan provided such action does not impair the existing rights of any participant. Our 2009 Plan will automatically terminate in 2019, unless we terminate it sooner.

2008 Stock Plan

Our board of directors adopted, and our stockholders approved our 2008 Stock Plan (“2008 Plan”) in March, 2008. The 2008 Plan became effective upon approval by the stockholders. The 2008 Plan will terminate upon the closing of this offering.

Purpose. The purposes of the 2008 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to the directors, employees and consultants of the company or any subsidiary of the company and to promote the success of our business. Our 2008 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees of the company and of any subsidiary of the company and for the grant of nonstatutory stock options and stock purchase rights to the directors, employees and consultants of the company.

Stock Subject to the Plan. A total of 5,000,000 shares of our common stock plus up to an aggregate of 17,224,412 shares of common stock may be optioned or sold under the 2008 Plan. The 17,224,412 shares are comprised of (i) any common stock that, as of the date of stockholder approval of the 2008 Plan, were reserved but not issued under the company’s Amended and Restated 2000 Stock Plan (“2000 Plan”), and were not subject to any awards granted thereunder, and (ii) any common stock subject to stock options or similar awards granted under the 2000 Plan that expired or otherwise terminated without having been exercised in full and common stock issued pursuant to awards granted under the 2000 Plan that were forfeited to or repurchased by us. There is no maximum number of shares which may be granted to any participant in any calendar year. The shares may be authorized but unissued, or reacquired common stock.

If a stock option or stock purchase right expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an option exchange program, the unpurchased shares subject to such awards will become available for future grant or sale under the 2008 Plan. However, shares that have actually been issued under the 2008 Plan, upon exercise of either a stock option or stock purchase right, will not be returned to the 2008 Plan and will not become available for future distribution under the 2008 Plan, except that if shares of restricted stock are repurchased by the company at their original purchase price, such shares will become available for future grant under the 2008 Plan.

Plan Administration. Our board or a committee which it appoints administers the 2008 Plan. Subject to the provisions of our 2008 Plan, the administrator has the authority in its discretion to determine the terms of awards, including the recipients, the fair market value of our common stock, the number of shares subject to each award, the exercise price of awards, and the vesting schedule applicable to the awards (together with any vesting acceleration or waiver of forfeiture restrictions). The administrator also has the authority, subject to the terms of the 2008 Plan, to amend existing awards to reduce their exercise price, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise prices and terms, and to construe and interpret the plan.

Awards.

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Stock Options. The administrator may grant incentive and/or nonstatutory stock options under our 2008 Plan. The exercise price of an incentive stock option and nonstatutory stock option may be no less than 100% of the fair market value of our common stock on the date of grant. With respect to an option granted to a participant who owns stock representing more than 10% of the total combined voting power of all classes of stock of the company or any subsidiary of the company, the exercise price of the incentive stock options granted may be no less than 110% of the fair market value on the date of grant. Notwithstanding the foregoing, an option may be granted with an exercise price other than as required above pursuant to a merger or other corporate transaction. The term of an option will be stated in an option agreement evidencing the terms and conditions of an individual option grant. The term of an incentive stock option may not exceed ten years from the date of grant, except that with respect to any participant who owns 10% or more of the total combined voting power of all classes of the stock of the company, or any subsidiary of the company, the term of such incentive stock option may not exceed five years. To the extent that the aggregate fair market value of the shares subject to an incentive stock option that become exercisable for the first time by an optionee during any calendar year (under all plans of the company and any subsidiary of the company) exceeds $100,000, such excess will be treated as a nonstatutory stock option. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator. After the termination of service (other than for death or disability) of a participant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement (at least 30 days, but in no event longer than the expiration date specified in the option agreement). In the absence of a specified period of time in the option agreement, the option will remain exercisable for 3 months following the termination. If termination is due to death or disability, the option must remain exercisable for at least 6 months, but in no event longer than the expiration date specified in the option agreement. In the absence of a specified post-termination exercise period, the option will remain exercisable for 12 months following a termination for death or disability. The administrator may at any time offer to buy-out for a payment in cash or shares, an option previously granted, based on terms and conditions as the administrator will establish and communicate to the participant at the time such offer is made.

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Stock Purchase Rights. Stock purchase rights may be granted either alone, in addition to, or in tandem with, other awards granted under the 2008 Plan and/or cash awards made outside of the 2008 Plan. Stock purchase rights are grants of rights to purchase our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. After the administrator determines that it will offer stock purchase rights, it will advise the purchaser of the terms, conditions, and restrictions related to the offer, including the number of shares that the purchaser is entitled to purchase, the price to be paid, and the time within which the purchaser must accept such offer. A purchaser accepts the offer by execution of a restricted stock purchase agreement in the form determined by the administrator. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant the company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser’s service with the company for any reason (including death or disability). The purchase price for shares repurchased will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the company. The repurchase option will lapse at such rate as the administrator may determine. A purchaser will have rights equivalent to a stockholder upon exercise of a stock purchase right.

Transferability of Awards. Unless determined otherwise by the administrator, and except as provided for by the administrator pursuant to a buy-out, our 2008 Plan generally does not allow for the sale, pledge, assignment, hypothecation, transfer, or disposition of a stock option (and, prior to exercise, the common stock to be issued upon exercise of stock options) or stock purchase right in any manner, including by entering into any short position, any “put equivalent position” or any “call equivalent position” (each as defined in Section 16a-1(b) of the Exchange Act) with respect to such securities, other than by will or the laws of descent or distribution, or as permitted by Rule 701 of the Securities Act of 1933, as amended, subject to approval by the administrator. Unless determined otherwise by the administrator, an option or stock purchase right may be exercised, during the lifetime of the participant, only by the participant.

Adjustments. In the event of certain changes in our capitalization effected without receipt of consideration (including a stock split, reverse stock split, stock dividend, and a combination or reclassification of our common stock), the board will make adjustments to the number of shares covered by an outstanding award, the number of shares which have been authorized for issuance under the 2008 Plan but as to which no awards have yet been granted or which have been returned to the 2008 Plan upon cancellation or expiration of an award, as well as the price per share of common stock covered by each outstanding award. The board’s determination of this adjustment will be final, binding, and conclusive. Except as expressly provided in the 2008 Plan, no issuance of shares of stock of any class, or securities convertible into shares of any class, will affect, and no adjustment by reason thereof will be made with respect to, the number or price of shares subject to an award.

Dissolution or Liquidation. In the event of a proposed dissolution or liquidation of the Company, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. In its discretion, the administrator may provide a participant the right to exercise his or her award until 15 days prior to such transaction as to all shares covered thereby, including shares as to which would not otherwise be exercisable. The administrator may also provide that any repurchase option applicable to any shares purchased upon exercise of an award will lapse as to all such shares, provided the proposed dissolution or liquidation takes place as contemplated. To the extent not exercised, all awards will terminate immediately prior to the consummation of such action.

Change of Control. Our 2008 Plan provides that in the event of a “change of control,” as defined in the 2008 Plan, each outstanding award will be assumed or an equivalent award substituted by the successor corporation or its parent or subsidiary. However, if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then upon notice from the administrator, such award will fully vest and be fully exercisable for a period of 15 days from the notice or such other period of time as the administrator shall determine. Such award will then terminate upon the expiration of this specified period of time.

Plan Termination and Amendment. Our board in its sole discretion may terminate the 2008 Plan at any time. The Board may amend the 2008 Plan at any time it may deem advisable, provided that any change in the aggregate number of shares that may be issued under the 2008 Plan, other than in connection with certain changes in capitalization effected without receipt of consideration, will require approval of the holders of a majority of the outstanding shares entitled to vote.

Amended and Restated 2000 Stock Plan

Our board of directors adopted, and our stockholders approved our 2000 Stock Plan (“2000 Plan”) in December 2000. The 2000 Plan became effective upon approval by the stockholders. The board and stockholders later approved and adopted the amended and restated 2000 Plan in April 2006, and it was subsequently amended in March 2008. The 2000 Plan will terminate upon the closing of this offering.

Purpose. The purposes of the 2000 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to directors, employees and consultants of our company or any subsidiary of the company and to promote the success of our business. Our 2000 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees of the company and of any of our subsidiary corporations and for the grant of nonstatutory stock options and stock purchase rights to our directors and to employees and consultants of the company and of any of our subsidiary corporations.

Stock Subject to the Plan. A maximum of 21,500,000 shares of our common stock may be optioned or sold under the 2000 Plan. There is no maximum number of shares which may be granted to any participant in any calendar year under the 2000 Plan. The shares may be authorized but unissued, or reacquired common stock.

If a stock option or stock purchase right expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an option exchange program, the unpurchased shares subject to such awards will become available for future grant or sale under the 2000 Plan. However, shares that have actually been issued under the 2000 Plan, upon exercise of either a stock option or stock purchase right, will not be returned to the 2000 Plan and will not become available for future distribution under the 2000 Plan, except that if shares of restricted stock are repurchased by the company at their original purchase price, such shares will become available for future grant under the 2000 Plan.

Plan Administration. Our board or a committee which it appoints administers the 2000 Plan. Subject to the provisions of our 2000 Plan, the administrator has the authority in its discretion to determine the terms of awards, including the recipients, the fair market value of our common stock, the number of shares subject to each award, the exercise price of awards, and the vesting schedule applicable to the awards (together with any vesting acceleration or waiver of forfeiture restrictions). The administrator also has the authority, subject to the terms of the 2000 Plan, to amend existing awards to reduce their exercise price, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise prices and terms, and to construe and interpret the plan.

Awards.

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Stock Options. The administrator may grant incentive and/or nonstatutory stock options under our 2000 Plan. The exercise price of an incentive stock option and nonstatutory stock option may be no less than 100% of the fair market value of our common stock on the date of grant. With respect to an option granted to a participant who owns stock representing more than 10% of the total combined voting power of all classes of stock of the company or any subsidiary of the company, the exercise price of incentive stock options granted may be no less than 110% of the fair market value on the date of grant. Notwithstanding the foregoing, an option may be granted with an exercise price other than as required above pursuant to a merger or other corporate transaction. The term of an option will be stated in an option agreement evidencing the terms and conditions of an individual option grant. The term of an incentive stock option may not exceed ten years from the date of grant, except that with respect to any participant who owns 10% or more of the total combined voting power of all classes of our stock, the term of such incentive stock option may not exceed five years. To the extent that the aggregate fair market value of the shares subject to an incentive stock option that become exercisable for the first time by an optionee during any calendar year (under all plans of the company and any parent or subsidiary) exceeds $100,000, such excess will be treated as a nonstatutory stock option. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator. After the termination of service (other than for death or disability) of a participant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement (at least 30 days, but in no event longer than the expiration date specified in the option agreement). In the absence of a specified period of time in the option agreement, the option will remain exercisable for 3 months following the termination. If termination is due to death or disability, the option must remain exercisable for at least 6 months, but in no event longer than the expiration date specified in the option agreement. In the absence of a specified post-termination exercise period, the option will remain exercisable for 12 months following a termination for death or disability. The administrator may at any time offer to buy-out, for a payment in cash or shares, an option previously granted, based on terms and conditions as the administrator will establish and communicate to the participant at the time such offer is made.

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Stock Purchase Rights. Stock purchase rights may be granted either alone, in addition to, or in tandem with, other awards granted under the 2000 Plan and/or cash awards made outside of the 2000 Plan. Stock purchase rights are grants of rights to purchase our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. After the administrator determines that it will offer stock purchase rights, it will advise the purchaser of the terms, conditions, and restrictions related to the offer, including the number of shares that the purchaser is entitled to purchase, the price to be paid, and the time within which the purchaser must accept. A purchaser accepts the offer by execution of a restricted stock purchase agreement in the form determined by the administrator. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant the company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser’s service with the company for any reason (including death or disability). The purchase price for shares repurchased will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the company. The repurchase option will lapse at such rate as the administrator may determine. A purchaser will have rights equivalent to a stockholder upon exercise of a stock purchase right.

Transferability of Awards. Unless determined otherwise by the administrator, and except as provided for by the administrator pursuant to a buy-out, our 2000 Plan generally does not allow for the sale, pledge, assignment, hypothecation, transfer, or disposition of a stock option (and, prior to exercise, the common stock to be issued upon exercise of stock options) or stock purchase right in any manner, including by entering into any short position, any “put equivalent position” or any “call equivalent position” (each as defined in Section 16a-1(b) of the Exchange Act) with respect to such securities, other than by will or the laws of descent or distribution, or as permitted by Rule 701 of the Securities Act of 1933, as amended, subject to approval by the administrator. Unless determined otherwise by the administrator, an option or stock purchase right may be exercised, during the lifetime of the participant, only by the participant.

Adjustments. In the event of certain changes in our capitalization effected without receipt of consideration (including a stock split, reverse stock split, stock dividend, and a combination or reclassification of our common stock), the Board will make adjustments to the number of shares covered by an outstanding award, the number of shares which have been authorized for issuance under the 2000 Plan but as to which no awards have yet been granted or which have been returned to the 2000 Plan upon cancellation or expiration of an award, as well as the price per share of common stock covered by each outstanding award. The Board’s determination of this adjustment will be final, binding, and conclusive. Except as expressly provided in the 2000 Plan, no issuance of shares of stock of any class, or securities convertible into shares of any class, will affect, and no adjustment by reason thereof will be made with respect to, the number or price of shares subject to an award.

Dissolution or Liquidation. In the event of a proposed dissolution or liquidation of the Company, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. In its discretion, the administrator may provide a participant the right to exercise his or her award until 15 days prior to such transaction as to all shares covered thereby, including shares as to which would not otherwise be exercisable. The administrator may also provide that any repurchase option applicable to any shares purchased upon exercise of an award will lapse as to all such shares, provided the proposed dissolution or liquidation takes place as contemplated. To the extent not exercised, all awards will terminate immediately prior to the consummation of such action.

Change of Control. Our 2000 Plan provides that in the event of a “change of control,” as defined in the 2000 Plan, each outstanding award will be assumed or substituted for an equivalent award by the successor corporation or its parent or subsidiary. However, if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then upon notice from the administrator, such award will fully vest and be fully exercisable for a period of 15 days from the notice or such other period of time as the administrator shall determine. Such award will then terminate upon the expiration of this specified period of time.

Plan Termination and Amendment. Our Board in its sole discretion may terminate the 2000 Plan at any time. The Board may amend the 2000 Plan at any time it may deem advisable, provided that any change in the aggregate number of shares that may be issued under the 2000 Plan, other than in connection with certain changes in capitalization effected without receipt of consideration, will require approval of the holders of a majority of the outstanding shares entitled to vote.

401(k) Plan

We have established a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer their current compensation by up to 75% or the statutory limit, $16,500 in 2009, whichever is less, and contribute to the 401(k) plan. We currently do not match any contributions made by our employees, including executives. We intend for the 401(k) plan to qualify under Section 401(a) of the Internal Revenue Code so that contributions by employees to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the cash and equity compensation arrangements of our directors and executive officers discussed above under “Management—Director Compensation” and “Executive Compensation,” the following is a description of transactions since January 1, 2006, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

Investors’ Rights Agreement

We have entered into an investors’ rights agreement with certain holders of our common stock and convertible preferred stock that provides for certain rights relating to the registration of their shares of common stock, including those issued upon conversion of their preferred stock. See “Description of Capital Stock—Registration Rights” below for additional information.

Employment of Family Members

Victor Tsang and Steven Tsang, two sons of David Tsang, the non-executive Chairman of our board of directors, are employees of the Company. Amounts paid by us to the two sons totaled $124,000, $148,000 and $142,000 during our 2006, 2007 and 2008 fiscal years, respectively.

Japan Lease

In January 2008, our subsidiary in Japan, Fortinet Japan K.K., or Fortinet Japan, entered into a fixed-term sublease agreement with Defta Management Ltd., an entity affiliated with one of our directors, George Hara, pursuant to which Fortinet Japan has occupied office space located in Tokyo, Japan since January 2008. Under the sublease agreement, Fortinet Japan has the right to occupy the leased property until December 31, 2009 and is obligated to pay rent of 78 million Japanese yen per year (approximately US$0.8 million), excluding taxes. In connection with sublease, Fortinet Japan provided Defta Management with a deposit of 36 million Japanese yen (approximately US$0.4 million) to secure its obligations under the sublease.

Distribution Agreement

Ken Hara, the brother of George Hara, one of our directors, is the president of Datacontrol Co., Ltd., a distributor of our products in Japan. Prior to 2009, Datacontrol purchased our products from one of our distributors and resold them. In January 2009, we entered into a distribution agreement with Datacontrol, pursuant to which Datacontrol purchases products directly from us and distributes them in Japan. As of June 28, 2009, Datacontrol has purchased an aggregate $1.2 million worth of our products under the distribution agreement.

Change of Control Agreements

We have entered into change of control agreements with our non-executive directors as described in “Management—Director Compensation” above and we have entered into Change of Control Severance Agreements with certain of our executive officers as described in “Executive Compensation—Severance Agreements and Change of Control Arrangements” above.

Indemnification of Officers and Directors

Upon completion of this offering, our amended and restated certificate of incorporation and bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our directors and executive officers. See “Executive Compensation—Limitation of Liability and Indemnification Matters” above for more details.

Policies and Procedures for Related Party Transactions

As provided by our audit committee charter, our audit committee is responsible for reviewing and approving any related party transaction. Prior to the creation of our audit committee, our full board of directors reviewed related party transactions.

All of the transactions set forth above were approved or ratified by our board of directors or audit committee. We believe that we have executed all of the transactions set forth above on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by our audit committee on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Board of Directors

Prior to the closing of this offering, Redpoint Ventures had the right to appoint one of our directors. This right terminates upon the closing of this offering. The nominee of Redpoint Ventures will remain on our board following this offering but we are under no contractual obligation to retain him.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at June 28, 2009, as adjusted to reflect the sale of              shares of common stock offered by us in this offering, for:

•	each holder who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	all selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 58,112,679 shares of common stock outstanding as of June 28, 2009 after giving effect to the conversion of all outstanding shares of our preferred stock into common stock effective immediately prior to the closing of this offering. For purposes of the table below, we have assumed that              shares of common stock will be sold by us in this offering. In computing the number of shares of common stock beneficially owned by a holder and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants and other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of June 28, 2009. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other holder.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Fortinet, Inc., 1090 Kifer Road, Sunnyvale, California 94086.

	Shares beneficially owned prior to this offering		Number of shares being offered	Shares beneficially owned after this offering		Number of shares to be offered if over-allotment option is exercised in full	Shares beneficially owned after over- allotment
Name of beneficial owner	Number	Percentage		Number	Percentage		Number	Percentage
Directors and Executive Officers:
Ken Xie(1)	10,636,229	18.2%
Michael Xie(2)	8,373,749	14.3%
Kenneth Goldman(3)	287,500	*
John Whittle(4)	122,916	*
David Tsang(5)	3,287,777	5.6%
George Hara(6)	2,836,667	4.9%
Hong Liang Lu(7)	17,000	*
Greg Myers(8)	17,000	*
Christopher Paisley(9)	115,750	*
John Walecka(10)	9,002,353	15.5%
All directors and executive officers as a group (10 persons)	34,696,941	59.4%
Other 5% Stockholders:
Entities affiliated with Redpoint Ventures(11)	8,882,353	15.5%
Entities affiliated with Meritech Capital(12)	6,336,168	10.9%
Other Selling Stockholders:

*	Less than one percent.
(1)	Represents: (a) 8,246,679 shares of common stock held by Ken Xie; (b) 966,494 shares of common stock held by The Ken Xie 2007 Annuity Trust; (c) 966,494 shares of common stock held by The Winnie Hiu-Yin Lee 2007 Annuity Trust; and (d) 456,562 shares of common stock issuable upon exercise of options exercisable within 60 days of June 28, 2009. Mr. Ken Xie is the trustee of The Ken Xie 2007 Annuity Trust and grantor of The Winnie-Hiu-Yin Lee 2007 Annuity Trust.
(2)	Represents: (a) 6,550,000 shares of common stock held by Michael Xie; (b) 1,500,000 shares of common stock held by Michael Xie and Danke Wu as community property; and (c) 323,749 shares of common stock issuable upon exercise of options exercisable within 60 days of June 28, 2009.
(3)	Represents 287,500 shares of common stock issuable upon exercise of options exercisable within 60 days of June 28, 2009.
(4)	Represents 122,916 shares of common stock issuable upon exercise of options exercisable within 60 days of June 28, 2009.
(5)	Represents: (a) 200,000 shares of common stock held by Acorn Angels 2000 L.L.C.; (b) 2,987,777 shares of common stock held by David Tsang; and (c) 100,000 shares of common stock issuable upon exercise of options exercisable within 60 days of June 28, 2009. The address for each of these stockholders is c/o David Tsang, 758 Loyola Drive, Los Altos, CA 94024.
(6)	Represents the following shares held by entities affiliated with Defta Partners: (a) 1,083,334 shares of common stock held by Defta Alliance Fund II, L.P.; (b) 666,666 shares of common stock held by Coba Management, LLC; (c) 420,000 shares of common stock held by Defta Fortinet Holdings, LP; (d) 246,667 shares of common stock held by Defta Ubiquitous Technologies, LP; (e) 200,000 shares of common stock held by Defta Corporate Capital II; (f) 120,000 shares of common stock held by Defta Archipelago, LLC. Also represents (g) 100,000 shares of common stock issuable upon exercise of options exercisable within 60 days of June 28, 2009 held by Mr. Hara. Mr. Hara is a managing partner of Defta Partners and holds voting and dispositive power over the shares held by the entities affiliated with Defta Partners. Mr. Hara disclaims beneficial ownership of the shares held by the entities affiliated with Defta Partners except to the extent of his individual pecuniary interest therein.
(7)	Represents 17,000 shares of common stock issuable upon exercise of options exercisable within 60 days of June 28, 2009.

(8)	Represents 17,000 shares of common stock issuable upon exercise of options exercisable within 60 days of June 28, 2009.
(9)	Represents 115,750 shares of common stock issuable upon exercise of options exercisable within 60 days of June 28, 2009.
(10)	Represents: (a) the shares listed in footnote (11) below, which are held by entities affiliated with Redpoint Ventures; and (b) 120,000 shares of common stock issuable upon exercise of options exercisable within 60 days of June 28, 2009. Mr. Walecka is a founding partner of Redpoint Ventures and holds voting and dispositive power over the shares held by the entities affiliated with Redpoint Ventures. Mr. Walecka disclaims beneficial ownership of the shares held by the entities affiliated with Redpoint Ventures except to the extent of his individual pecuniary interest therein.
(11)	Represents: (a) 8,681,612 shares of common stock held by Redpoint Ventures II, L.P.; and (b) 200,741 shares of common stock held by Redpoint Associates II, L.L.C. Each of Jeff Brody, R. Thomas Dyal, Timothy Haley, G. Bradford Jones, John Walecka and Geoffrey Yang holds voting and dispositive power over the shares held by Redpoint Ventures II, L.P. and Redpoint Associates II, L.L.C. Each of Messrs. Brody, Dyal, Haley, Jones, Walecka and Yang disclaims beneficial ownership of the shares held by these entities except to the extent of their respective individual pecuniary interest therein. The address for each of these entities is 3000 Sand Hill Road, Bldg. 2, Suite 290, Menlo Park, California 94025.
(12)	Represents: (a) 6,131,510 shares of common stock held by Meritech Capital Partners II, L.P.; (b) 157,770 shares of common stock held by Meritech Capital Affiliates II, L.P.; and (c) 46,888 shares of common stock held by MCP Entrepreneur Partners II L.P. Meritech Management Associates II L.L.C. (a managing member of Meritech Capital Associates II L.L.C., the general partner of Meritech Capital Partners II L.P., Meritech Capital Affiliates II, L.P. and MCP Entrepreneur Partners II L.P.) has sole voting and dispositive power with respect to the shares held by Meritech Capital Partners II L.P., Meritech Capital Affiliates II, L.P. and MCP Entrepreneur Partners II L.P. The managing members of Meritech Management Associates II L.L.C. are Paul S. Madera and Michael B. Gordon, who disclaim beneficial ownership of the shares held by these entities except to the extent of their respective individual pecuniary interest therein. The address for each of these entities is 245 Lytton Avenue, Suite 350, Palo Alto, California 94301.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the closing of this offering. For more detailed information, please see our forms of amended and restated certificate of incorporation and bylaws to be effective upon the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Immediately following the closing of this offering, our authorized capital stock will consist of 310,000,000 shares, with a par value of $0.001 per share, of which:

•	300,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.

As of June 28, 2009, we had outstanding 58,112,679 shares of common stock, held of record by 442 stockholders, and no shares of preferred stock, assuming the automatic conversion of all outstanding shares of our preferred stock into common stock immediately prior to the closing of this offering.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Immediately prior to the closing of this offering and after the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock (or the ability to issue preferred stock) could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock. After the closing of this offering, no shares of preferred stock will be outstanding.

Registration Rights

After this offering, the holders of an aggregate of              shares of our common stock, or     % of our common stock outstanding after the closing of this offering, will be entitled to certain rights with respect to registration of such shares under the Securities Act of 1933, as amended. These shares are referred to as registrable securities. The holders of registrable securities possess registration rights pursuant to the terms of our investors’ rights agreement, as amended through February 24, 2004 entered into by us and such holders of registrable securities. The amended investors’ rights agreement provides that if we determine to register any of our securities under the Securities Act, these holders are entitled to written notice of the registration and are entitled to include all or portion of their registrable shares in the registration, subject to certain limitations. However, the underwriters have the right to limit the number of shares included in any such registration. In addition, beginning six months after the completion of this offering, these holders will have the right to require us, on no more than two occasions, to file a registration statement under the Securities Act to register all or any part of the registrable securities held by such holders, subject to certain conditions and limitations. Further, these holders may require us to register all or any portion of their registrable securities on Form S-3, when such form becomes available to us, subject to certain conditions and limitations. The registration rights provisions of the amended investors’ rights agreement apply to this offering.

Anti-Takeover Effects of Delaware General Corporation Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware General Corporation Law, or DGCL, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of potentially discouraging a proposal to acquire us.

Undesignated Preferred Stock. As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, the chief executive officer or our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Classification. Our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board, see “Management—Board of Directors.” In addition, our amended and restated certificate of incorporation and our amended and restated bylaws provide that directors may be removed only for cause. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

No Cumulative Voting. Our amended and restated certificate of incorporation and amended and restated bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover or otherwise.

Amendment of Charter Provisions. The amendment of the above provisions of our amended and restated certificate of incorporation and amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of the DGCL and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as amended upon the closing of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be                 . The transfer agent’s address is             , and its telephone number is             .

Stock Exchange Listing

We have applied to have our common stock listed on the              under the symbol “            .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future.

Based on the number of shares outstanding as of June 28, 2009, upon the completion of this offering,              shares of common stock will be outstanding, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options or warrants. Of the outstanding shares,              shares sold in this offering will be freely tradable, except that any shares acquired by our affiliates, as that term is defined in Rule 144 under the Securities Act, in this offering may only be sold in compliance with the limitations described below.

The remaining              shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Lock-Up Agreements

We, the selling stockholders, all of our directors and officers and the holders of approximately              percent of our outstanding shares of common stock on a fully diluted basis immediately prior to this offering have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in the section entitled “Underwriters.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of June 28, 2009,              shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards.

Registration Rights

Upon completion of this offering, the holders of              shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock–Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the lock-up agreement.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all of the shares of common stock issued or reserved for issuance under our stock option plans. We expect to file this registration statement as soon as practicable after this offering. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, and subject to vesting of such shares.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. Except to the limited extent below, this summary does not address tax considerations arising under estate or gift tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership (including any other entity classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder, other than:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding U.S. federal income tax consequences of the ownership of our common stock.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an applicable IRS form W-8 (generally Form W-8ECI) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, that portion of your earnings and profits that is effectively connected with your conduct of a U.S. trade or business, subject to certain adjustments, may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Internal Revenue Code.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock that is held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding (currently at a rate of 28%) unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. are serving as the representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Underwriter	Number of Shares
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Deutsche Bank Securities Inc.
Robert W. Baird & Co. Incorporated
RBC Capital Markets Corporation
ThinkEquity LLC
JMP Securities LLC
Signal Hill Capital Group LLC
Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the initial public offering price. Any underwriter may allow a concession not in excess of $             a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of our common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $            , the total underwriters’ discounts and commissions paid by us and the selling stockholders would be $             and $            , respectively, and the total proceeds to us and the selling stockholders would be $             and $            , respectively.

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Total	$	$	$	$

The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $            , which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock. The underwriters have agreed to reimburse us for a portion of our expenses.

The underwriters have informed us and the selling stockholders that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

Application has been made to have our common stock approved for quotation on the              under the symbol “            .”

We, the selling stockholders, all of our directors and officers and the holders of approximately     % of our outstanding stock on a fully diluted basis immediately prior to this offering have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Subject to certain exceptions, the lock-up restrictions described in the immediately preceding paragraph do not apply to us or the holders referenced above, as follows:

•	the sale of shares to the underwriters;

•

the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by such holders relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•

receipt by such holders of our stock or stock options upon the exercise of an option or warrant or in connection with the vesting of restricted stock or restricted stock units, or the disposition of shares of common stock to us in a transaction exempt from Section 16(b) of the Exchange Act solely in connection with the payment of taxes due;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that such plan does not provide for the transfer of common stock during this 180-day restricted period and that the establishment of such plan will not result in any public filing or other public announcement of such plan by us or such holders during this 180-day restricted period;

•

the issuance of shares of common stock (including shares issuable in respect of securities convertible into or exercisable for common stock) in connection with acquisitions or joint ventures, provided that the number of shares issuable pursuant to this exception shall not exceed 20% of the shares being sold in this offering;

•

transfers of common stock or any security convertible into common stock by such holders to immediate relatives of the transferor, to a trust of which the transferor or his or her immediate relatives are the only beneficiaries, to a corporation or other entity of which the transferor or his or her immediate relatives are at all times the direct or indirect legal and beneficial owners, or to a partnership, the partners of which are exclusively the transferor or his or her immediate relatives;

•	distributions by such holders of shares of common stock or any security convertible into common stock to limited partners or equity holders of the transferor; or

•	transfers of shares of common stock or any security convertible into common stock by such holders as a bona fide gift;

provided that in the case of each of the last four types of transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the preceding paragraph and in the case of each of the last three types of transactions, no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, is required or voluntarily made in connection with these transactions during this 180-day restricted period.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period;

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in connection with such liabilities.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by Morgan Stanley & Co. Incorporated to underwriters that may make Internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, from and including the date on which the Prospectus Directive is implemented in that Member State, each representative and underwriter has not made and will not make an offer of our common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of our common stock to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of our common stock to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe shares of the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each representative and underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of shares of the common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of the common stock in, from or otherwise involving the United Kingdom.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price earnings ratios, price sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Other Relationships

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory services for us.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Davis Polk & Wardwell LLP, Menlo Park, California, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Fortinet, Inc. and subsidiaries as of December 30, 2007 and December 28, 2008 and for each of the three years in the period ended December 28, 2008 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon such report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Following this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

FORTINET, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Fortinet, Inc.

Sunnyvale, California

We have audited the accompanying consolidated balance sheets of Fortinet, Inc. and subsidiaries (the “Company”) as of December 30, 2007 and December 28, 2008, and the related consolidated statements of operations, stockholders’ deficit and comprehensive income (loss), and cash flows for each of the three years in the period ended December 28, 2008. Our audits also included the financial statement schedule listed in the Index to Consolidated Financial Statements on page F-1. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2007 and December 28, 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

San Jose, California

March 16, 2009

FORTINET, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 30, 2007	December 28, 2008	June 28, 2009	Pro Forma
				June 28, 2009
			(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$71,411	$56,571	$51,819	$51,819
Short-term investments	18,750	67,619	84,603	84,603
Accounts receivable, net of allowance for doubtful accounts of $384, $318 and $443 at December 30, 2007, December 28, 2008 and June 28, 2009, respectively	27,478	46,043	43,543	43,543
Inventory	14,020	11,419	9,805	9,805
Deferred tax asset	301	69	73	73
Prepaid expenses and other current assets	2,636	3,270	4,986	4,986

Total current assets	134,596	184,991	194,829	194,829

PROPERTY AND EQUIPMENT—Net	2,943	3,425	5,703	5,703

DEFERRED COST OF REVENUES	7,401	8,631	9,025	9,025

OTHER ASSETS	252	2,058	1,011	1,011

TOTAL ASSETS	$145,192	$199,105	$210,568	$210,568

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$8,460	$7,004	$7,737	$7,737
Accrued liabilities	12,668	12,128	11,921	11,921
Accrued payroll and compensation	10,071	12,839	12,852	12,852
Deferred revenue—Current	89,618	118,297	130,688	130,688
Income tax payable	917	—	—	—

Total current liabilities	121,734	150,268	163,198	163,198

DEFERRED REVENUE—Noncurrent	41,637	53,320	54,381	54,381
OTHER NON-CURRENT LIABILITIES	746	746	798	798

Total liabilities	164,117	204,334	218,377	218,377

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS’ DEFICIT:
Convertible preferred stock, $0.001 par value — 40,500 shares authorized; 40,480, 40,480 and 37,476 shares issued and outstanding at December 30, 2007, December 28, 2008 and June 28, 2009, respectively; liquidation preference of $95,400, $95,400 and $91,981 at December 30, 2007, December 28, 2008 and June 28, 2009, respectively	94,368	94,368	91,185	—
Common stock, $0.001 par value — 82,000 shares authorized; 19,277, 20,720 and 21,341 shares issued and 19,277, 20,720 and 20,637 shares outstanding at December 30, 2007, December 28, 2008 and June 28, 2009, respectively; 58,817 shares issued and 58,113 shares outstanding pro forma	20	21	21	58
Additional paid-in-capital	13,418	20,833	15,587	106,735
Treasury stock—common	—	—	(2,995)	(2,995)
Accumulated other comprehensive income (loss)	783	(300)	194	194
Accumulated deficit	(127,514)	(120,151)	(111,801)	(111,801)

Total stockholders’ deficit	(18,925)	(5,229)	(7,809)	(7,809)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$145,192	$199,105	$210,568	$210,568

See notes to consolidated financial statements.

FORTINET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years Ended			Six Months Ended
	December 31, 2006	December 30, 2007	December 28, 2008	June 29, 2008	June 28, 2009
				(unaudited)
REVENUE:
Product	$59,469	$70,131	$94,587	$44,779	$43,777
Services	39,590	74,152	105,292	47,767	65,046
Ratable product and services	24,407	11,083	11,912	5,765	6,716

Total revenue	123,466	155,366	211,791	98,311	115,539

COST OF REVENUE:
Product	24,166	35,948	41,397	19,791	18,621
Services	9,496	15,941	19,441	9,767	10,405
Ratable product and services	7,302	4,763	4,634	2,220	2,607

Total cost of revenue	40,964	56,652	65,472	31,778	31,633

GROSS PROFIT:
Product	35,303	34,183	53,190	24,988	25,156
Services	30,094	58,211	85,851	38,000	54,641
Ratable product and services	17,105	6,320	7,278	3,545	4,109

Total gross profit	82,502	98,714	146,319	66,533	83,906

OPERATING EXPENSES:
Research and development	21,446	27,588	37,035	18,229	20,410
Sales and marketing	54,056	72,159	87,717	44,466	46,104
General and administrative	12,997	20,544	16,640	8,404	9,188

Total operating expenses	88,499	120,291	141,392	71,099	75,702

OPERATING INCOME (LOSS)	(5,997)	(21,577)	4,927	(4,566)	8,204

INTEREST INCOME	2,376	3,507	2,614	1,277	1,249

OTHER INCOME (EXPENSE)—Net	(503)	(1,991)	1,710	(704)	212

INCOME (LOSS) BEFORE INCOME TAXES	(4,124)	(20,061)	9,251	(3,993)	9,665

PROVISION FOR INCOME TAXES	1,220	1,781	1,888	1,094	1,315

NET INCOME (LOSS)	$(5,344)	$(21,842)	$7,363	$(5,087)	$8,350

PREMIUM PAID ON REPURCHASE OF CONVERTIBLE PREFERRED STOCK	—	—	—	—	(9,266)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(5,344)	$(21,842)	$7,363	$(5,087)	$(916)

Net income (loss) per share attributable to common stockholders:
Basic	$(0.28)	$(1.13)	$0.37	$(0.26)	$(0.04)

Diluted	$(0.28)	$(1.13)	$0.11	$(0.26)	$(0.04)

Weighted-average shares outstanding:
Basic	18,861	19,276	20,017	19,578	20,770

Diluted	18,861	19,276	67,122	19,578	20,770

Pro forma net income (loss) per share attributable to common stockholders (unaudited):
Basic			$0.13		$(0.02)

Diluted			$0.11		$(0.02)

Pro forma weighted-average shares outstanding used in calculating net income (loss) per share (unaudited):
Basic			57,493		58,246

Diluted			67,122		58,246

See notes to consolidated financial statements.

FORTINET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2006, DECEMBER 30, 2007, DECEMBER 28, 2008 and FOR THE SIX MONTHS ENDED

JUNE 28, 2009 (UNAUDITED)

(in thousands)

	Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-In- Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders’ Deficit	Comprehensive Income (loss)
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE—January 1, 2006	40,480	$94,368	18,546	$19	—	$—	$1,918	$—	$(100,328)	$(4,023)
Repurchase of common shares	—	—	(57)	—	—	—	(60)	—	—	(60)
Exercise of stock options	—	—	769	1	—	—	891	—	—	892
Vesting of stock options exercised previously reported as a deposit	—	—	—	—	—	—	111	—	—	111
Stock-based compensation	—	—	—	—	—	—	1,207	—	—	1,207
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(5,344)	(5,344)	$(5,344)

BALANCE—December 31, 2006	40,480	94,368	19,258	20	—	—	4,067	—	(105,672)	(7,217)
Exercise of stock options	—	—	19	—	—	—	19	—	—	19
Stock-based compensation	—	—	—	—	—	—	9,332	—	—	9,332
Net change in cumulative translation adjustments	—	—	—	—	—	—	—	783	—	783	$783
Net loss	—	—	—	—	—	—	—	—	(21,842)	(21,842)	(21,842)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	$(21,059)

BALANCE—December 30, 2007	40,480	94,368	19,277	20	—	—	13,418	783	(127,514)	(18,925)
Exercise of stock options	—	—	1,443	1	—	—	2,116	—	—	2,117
Stock-based compensation	—	—	—	—	—	—	5,299	—	—	5,299
Net unrealized gain on investments—net of taxes	—	—	—	—	—	—	—	65	—	65	$65
Net change in cumulative translation adjustments	—	—	—	—	—	—	—	(1,148)	—	(1,148)	(1,148)
Net income	—	—	—	—	—	—	—	—	7,363	7,363	7,363

Comprehensive income	—	—	—	—	—	—	—	—	—	—	$6,280

BALANCE—December 28, 2008	40,480	94,368	20,720	21	—	—	20,833	(300)	(120,151)	(5,229)
Repurchase of preferred shares*	(3,004)	(3,183)	—	—	—	—	(9,585)	—	—	(12,768)
Repurchase of common shares*	—	—	—	—	704	(2,995)	—	—	—	(2,995)
Exercise of stock options*	—	—	521	—	—	—	834	—	—	834
Proceeds from issuance of common stock*	—	—	100	—	—	—	162	—	—	162
Stock-based compensation*	—	—	—	—	—	—	3,343	—	—	3,343
Net unrealized gain on investments—net of taxes*	—	—	—	—	—	—	—	511	—	511	$511
Net change in cumulative translation adjustment*	—	—	—	—	—	—	—	(17)	—	(17)	(17)
Net income*	—	—	—	—	—	—	—	—	8,350	8,350	8,350

Comprehensive income*	—	—	—	—	—	—	—	—	—	—	$8,844

BALANCE—June 28, 2009*	37,476	$91,185	21,341	$21	704	$(2,995)	$15,587	$194	$(111,801)	$(7,809)

*	Unaudited

See notes to consolidated financial statements.

FORTINET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended			Six Months Ended
	December 31, 2006	December 30, 2007	December 28, 2008	June 29, 2008	June 28, 2009
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(5,344)	$(21,842)	$7,363	$(5,087)	$8,350
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,509	4,153	4,234	2,091	2,847
Write-off of intangible asset	—	—	—	—	631
Issuance of common stock in exchange for services	39	—	—	—	—
Amortization of investment premiums	—	—	41	(14)	456
Stock-based expense	1,207	9,332	5,299	2,422	3,343
Changes in operating assets and liabilities:
Accounts receivable—net	(2,329)	(2,268)	(18,350)	(5,366)	2,500
Inventory	(5,801)	(6,597)	(189)	209	(69)
Deferred cost of revenues	2,113	(1,800)	(1,231)	(1,400)	(394)
Prepaid expenses and other current assets	35	(1,226)	(214)	913	(302)
Deferred tax assets	—	(286)	205	(324)	—
Other assets	(85)	272	(80)	(426)	138
Accounts payable	1,936	970	(1,864)	1,908	623
Accrued liabilities	1,327	5,788	(780)	(2,351)	(298)
Accrued payroll and compensation	2,229	2,846	5,030	2,154	(194)
Accrued patent dispute	(15,000)	—	—	—	—
Deferred revenue	18,872	37,875	40,363	21,924	13,451
Income taxes payable	701	452	(2,141)	(810)	(1,189)

Net cash provided by operating activities	3,409	27,669	37,686	15,843	29,893

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,187)	(2,028)	(2,798)	(1,194)	(3,011)
Purchase of short-term investments	(28,850)	(30,050)	(80,588)	(5,002)	(84,059)
Maturities and sales of short-term investments	51,400	29,750	31,742	18,750	66,688
Payments made in connection with business acquisition, net	—	—	(2,000)	(1,000)	—
Other	100	—	(62)	—	—

Net cash provided by (used in) investing activities	21,463	(2,328)	(53,706)	11,554	(20,382)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	853	19	2,117	1,191	996
Repurchase of preferred stock	—	—	—	—	(12,768)
Repurchase of common stock	(60)	—	—	—	(2,995)

Net cash provided by (used in) financing activities	793	19	2,117	1,191	(14,767)

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	—	460	(937)	(148)	504

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	25,665	25,820	(14,840)	28,440	(4,752)

CASH AND CASH EQUIVALENTS—Beginning of period	19,926	45,591	71,411	71,411	56,571

CASH AND CASH EQUIVALENTS—End of period	$45,591	$71,411	$56,571	$99,851	$51,819

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for taxes	$867	$1,227	$3,615	$4,602	$3,491

NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchase of property and equipment not yet paid	$357	$23	$67	$162	$77

Capitalized offering costs not yet paid	$—	$—	$—	$—	$135

See notes to consolidated financial statements.

FORTINET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, DECEMBER 30, 2007 AND DECEMBER 28, 2008

AND THE UNAUDITED SIX MONTHS ENDED JUNE 29, 2008 AND JUNE 28, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business—Fortinet, Inc. (“Fortinet”) was incorporated in Delaware in October 2000 and is a leading provider of network security appliances and Unified Threat Management (UTM) network security solutions to enterprises, service providers and government entities worldwide. Fortinet’s solutions are designed to integrate multiple levels of security protection, including firewall, virtual private networking, antivirus, intrusion prevention, web filtering, antispam and WAN acceleration.

Principles of Consolidation—The consolidated financial statements include the accounts of Fortinet and its wholly owned subsidiaries (collectively, the “Company,” “we,” “us” or “our”). All intercompany transactions and balances have been eliminated in consolidation. During the 2005 fiscal year, the Company adopted a 52 to 53-week year ending on the Sunday closest to December 31 of each year.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include implicit service periods for revenue recognition, litigation and settlement costs and other loss contingencies, sales returns and allowances, reserve for bad debt, inventory write-offs, reserve for warranty costs, valuation of deferred tax assets, and tangible and intangible assets. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable. Actual results could differ from those estimates.

Unaudited Interim Financial Information—The accompanying consolidated balance sheet as of June 28, 2009, the consolidated statements of operations and of cash flows for the six months ended June 29, 2008 and June 28, 2009 and the consolidated statement of stockholders’ deficit and comprehensive income (loss) for the six months ended June 28, 2009 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the six months ended June 29, 2008 and June 28, 2009. The financial data and the other information disclosed in these notes to the consolidated financial statements related to the six-month periods are unaudited. In 2009, the Company intends to convert to a calendar year which ends on December 31, 2009. The results of the six months ended June 28, 2009 are not necessarily indicative of the results to be expected for the fiscal year ending 2009 or for any other interim period or for any other future year.

Unaudited Pro Forma Consolidated Balance Sheet—Upon the consummation of the initial public offering contemplated by the Company, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. The June 28, 2009 unaudited pro forma consolidated balance sheet data has been prepared assuming the conversion of the convertible preferred stock outstanding into 37,475,835 shares of common stock.

Certain Significant Risks and Uncertainties—The Company is subject to certain risks and uncertainties that could have a material adverse effect on the Company’s future financial position or results of operations, such as the following: changes in level of demand for our products and services, seasonality, the timing of new product introductions, price and sales competition and our ability to adapt to changing market conditions and dynamics, changes in the expenses caused, for example, by fluctuations in foreign currency exchange rates, management of inventory, internal control over financial reporting, market acceptance of our new products and services, demand for UTM products and services in general, failure of our channel partners to perform, the quality of our products and services, general economic conditions, challenges in doing business outside of the United States of America, changes in customer relationships, litigation, or claims against the Company based on intellectual property, patent, product regulatory or other factors (see Note 9), product obsolescence, and the ability of the Company to attract and retain qualified employees.

The Company relies on sole suppliers and independent contract manufacturers for certain of its components and one third-party logistics company for certain distribution of its products. The inability of any of these parties to fulfill supply and logistics requirements of Fortinet could negatively impact future operating results.

Concentration of Credit Risk—Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments, and accounts receivable. Fortinet maintains its cash and cash equivalents in fixed income securities with major financial institutions, which management assesses to be of high credit quality, in order to limit the exposure of each investment. Deposits held with banks may exceed the amount of insurance provided on such deposits.

Credit risk with respect to accounts receivable in general is diversified due to the number of different entities comprising the Company’s customer base and their location throughout the world. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Company maintains reserves for estimated potential credit losses.

At December 30, 2007 and December 28, 2008, one distributor customer accounted for 13% and 18%, respectively, of net accounts receivable.

During the years ended December 30, 2007 and December 28, 2008, one distributor customer accounted for 12% of total net revenues for each fiscal year.

Fair Value of Financial Instruments—Financial Accounting Standards Board (FASB) Statement No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Due to their short-term nature, the carrying amounts reported in the consolidated financial statements approximate the fair value for cash and cash equivalents, accounts receivable, and accounts payable.

Comprehensive Income (Loss)—FASB Statement No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying of comprehensive income (loss) and its components. Comprehensive income (loss) includes certain changes in equity that are excluded from net income (loss). Specifically, cumulative foreign currency translation adjustments and unrealized gains and losses are included in accumulated other comprehensive income (loss). Comprehensive income (loss) has been reflected in the consolidated statements of stockholders’ deficit and comprehensive income (loss).

Foreign Currency Translation—Assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet dates and revenue and expenses are translated using average exchange rates during the period. Cumulative foreign translation adjustments for the year ended December 28, 2008 are recorded in accumulated other comprehensive income (loss). Foreign currency transaction gains and (losses) of $(503,000), $(2.0) million and $1.4 million are included in other income (expense), net for the years ended December 31, 2006, December 30, 2007 and December 28, 2008, respectively.

Cash, Cash Equivalents and Short-Term Investments—The Company considers all highly liquid investments, purchased with original maturities of three months or less, to be cash equivalents. Cash and cash equivalents consist of cash on-hand, balances with banks, and highly liquid investments in money market funds, commercial paper, government securities, certificates of deposit, and corporate debt securities.

Investments with original maturities greater than 90 days that mature less than one year from the consolidated balance sheet date are classified as short-term investments. Auction rate securities are classified as short-term investments and have original maturities longer than one year but interest rates reset from 7 to 35 days.

Short-term investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. We consult with our investment managers and consider available quantitative and qualitative evidence in evaluating potential impairment of our investments on a quarterly basis. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, and our intent and ability to hold the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established.

Inventory—Inventory is recorded at the lower of cost (using the first-in, first-out method) or market, after we give appropriate consideration to obsolescence and inventory in excess of anticipated future demand. In assessing the ultimate recoverability of inventory, we are required to make estimates regarding future customer demand, the timing of new product introductions, economic trends and market conditions. If the actual product demand is significantly lower than forecasted, we could be required to record additional inventory write-downs, which could have an adverse impact on our gross margins and profitability.

Deferred Cost of Revenues—Deferred cost of revenues represent the unamortized cost of products associated with ratable products and services revenue, which is based upon the actual cost of the hardware sold and is recognized over the service periods of the arrangements.

Deferred Offering Costs—Deferred offering costs, consisting of legal, accounting and filing fees relating to the initial public offering, are capitalized. The deferred offering costs will be offset against our planned initial public offering proceeds upon the effectiveness of the offering. In the event the offering is terminated, the deferred offering costs will be expensed. Deferred offering cost of $135,000 is included in other assets on the Company’s consolidated balance sheet at June 28, 2009. There were no amounts capitalized at December 30, 2007 or December 28, 2008.

Property and Equipment—Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally one to three years. Evaluation units are transferred from inventory at cost and are amortized over one year from the date of transfer. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the lease term.

Impairment of Long-Lived Assets—We evaluate events and changes in circumstances that could indicate carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of those assets, we record an impairment charge in the period in which we make the determination. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Deferred Revenue—Deferred revenue consists of amounts that have been invoiced but that have not yet been recognized as revenue.

Income Taxes—We record income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

We operate in various tax jurisdictions and are subject to audit by various tax authorities. We provide for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relevant tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

On January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which supplements FASB Statement No. 109 by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effects of a position be recognized only if it is “more likely than not” to be sustained based solely on its technical merits as of the reporting date. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

With the adoption of FIN 48, companies are required to adjust their financial statements to reflect only those tax positions that are more likely than not to be sustained. Any necessary adjustment would be recorded directly to retained earnings and reported as a change in accounting principle as of the date of adoption. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The adoption of FIN 48 did not have a material impact on our consolidated financial statements.

Advertising Expense—Advertising costs are expensed when incurred and is included in operating expenses in the accompanying consolidated statements of operations. Our advertising expenses were not significant for any periods presented.

Stock-Based Compensation—Prior to January 2, 2006, we accounted for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion 25 (APB 25), Accounting for Stock Issued to Employees and FASB Interpretation 44 and Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB 25, and we had adopted the disclosure-only provisions of Statement of Financial Accounting Standard 123 (SFAS 123). Effective January 2, 2006, we adopted SFAS 123R, Share-Based Payments, which revised SFAS 123 and superseded APB 25, and so, with respect to our stock option grants made subsequent to January 2, 2006, we have accounted for such stock-based awards to employees in accordance with SFAS 123R which requires compensation expense related to share-based transactions, including employee stock options, to be measured and recognized in the financial statements based on fair value. The grant date fair value was determined using the Black-Scholes pricing model.

Research and Development Costs—Research and development costs are expensed as incurred.

Software Development Costs—The costs to develop software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility.

Revenue Recognition—We derive revenue from sales of products, including appliances and software, and services, including subscription, support and other services. Our appliances include operating system software that is integrated into the appliance hardware and is deemed essential to its functionality. As a result, we account for revenue in accordance with Statement of Position 97-2, or SOP 97-2, Software Revenue Recognition, and all related interpretations.

No revenue can be recognized until all of the following criteria have been met:

•	Persuasive evidence of an arrangement exists. Binding contracts or purchase orders are generally used to determine the existence of an arrangement.

•	Delivery has occurred. Delivery occurs when we fulfill an order and title and risk of loss has been transferred or upon delivery of the service contract registration code.

•

The fee is fixed or determinable. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction. In the event payment terms differ from our standard business practices, the fees are deemed to be not fixed or determinable and revenue is recognized when the payments become due, provided the remaining criteria for revenue recognition have been met.

•

Collectibility is probable. We assess collectibility based primarily on creditworthiness as determined by credit checks and analysis, as well as payment history. Payment terms generally range from thirty to sixty days from invoice date.

For arrangements which include customer acceptance criteria, no revenue is recognized prior to acceptance. The Company recognizes product revenue on sales to distributors that have no right of return and end-customers upon shipment of the appliance, once all other revenue recognition criteria have been met. The Company also makes sales through distributors under agreements that allow for rights of returns. The Company recognizes product revenue on sales made through such distributors upon sale by the distributor to the end-customer, at which time rights of return lapse. Substantially all of the Company’s products have been sold in combination with services which consist of subscriptions and/or support. Subscription services provide access to our antivirus, intrusion prevention, web filtering, and anti-spam functionality. Support services include rights to unspecified software upgrades, maintenance releases and patches, telephone and internet access to technical support personnel, and hardware support.

The Company commences its subscription and support services on the date the customer registers the appliance. The customer is then entitled to service for the stated contractual period beginning on the registration date.

The Company uses the residual method to recognize revenue when an arrangement includes one or more elements to be delivered at a future date and vendor-specific objective evidence (VSOE) of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the contract fee is recognized as product revenue. In cases where VSOE of fair value of the undelivered elements does not exist, typically for subscription and support services, revenue for the entire arrangement is recognized ratably over the performance period of the undelivered elements. Revenue related to these arrangements is included in ratable product and services revenue in the accompanying consolidated statements of operations. VSOE of fair value for elements of an arrangement is based upon the pricing for those services when sold separately. Revenue for professional services and training is recognized upon completion of the related services.

We offer certain sales incentives to channel partners. We reduce revenue for estimates of sales returns and allowances. Additionally, in limited circumstances we may permit end-customers, distributors and resellers to return our products, subject to varying limitations, for a refund within a reasonably short period from the date of purchase. We estimate and record reserves for sales incentives and sales returns based on historical experience.

Accounts Receivable—Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts and sales returns and allowances. The allowance for doubtful accounts is based on our assessment of the collectability of customer accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. The reserve for sales returns and allowances is based on specific criteria including agreements to provide rebates and other factors known at the time, as well as estimates of the amount of goods shipped that will be returned. To determine the adequacy of the sales returns and allowances, we analyze historical experience of actual rebates and returns as well as current product return information.

Warranties—We generally provide a one-year warranty on hardware products and a 90-day warranty on software. A provision for estimated future costs related to warranty activities is recorded as a component of cost of product revenues when the product revenues are recognized, based upon historical product failure rates and historical costs incurred in correcting product failures. In the event we change our warranty reserve estimates, the resulting charge against future cost of sales or reversal of previously recorded charges may materially affect our gross margins and operating results.

Accrued warranty activities are summarized as follows (in thousands):

	Fiscal Year or as of Fiscal Year Ended		Six Months Ended or as of June 28, 2009
	December 30, 2007	December 28, 2008
			(unaudited)
Accrued warranty balance—beginning of the period	$1,187	$1,744	$2,882
Warranty costs incurred	(1,158)	(1,030)	(389)
Provision for warranty	1,524	2,252	116
Adjustments to previous estimates	191	(84)	(183)

Accrued warranty balance—end of the period	$1,744	$2,882	$2,426

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141(R)). SFAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. We were required to adopt SFAS 141(R) for the fiscal year beginning January 1, 2009. The adoption of SFAS 141(R) did not have a material impact on our consolidated financial statements at the time of adoption.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements which amends Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51), to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity separate and apart from the parent’s equity in the consolidated financial statements. In addition to the amendments to ARB 51, this statement amends SFAS 128, Earnings Per Share, so that earnings per share data will continue to be calculated the same way those data were calculated before this statement was issued. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 did not have a material impact on our consolidated financial statements at the time of adoption.

Effective January 1, 2008, we adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The adoption of SFAS 159 did not have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FSP No. 142-3, Determination of Useful Life of Intangible Assets. FSP 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP 142-3 also requires expanded disclosure regarding the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier adoption is not permitted. The adoption of FSP 142-3 did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS No. 107-1 and APB No. 28-1, Interim Disclosures about Fair Value of Financial Instruments. FSP 107-1 extends the disclosure requirements of SFAS 107, Disclosures about Fair Value of Financial Instruments, to interim period financial statements, in addition to the existing requirements for annual periods and reiterates SFAS 107’s requirement to disclose the methods and significant assumptions used to estimate fair value. FSP 107-1 is effective for interim and annual periods ending after June 15, 2009. The adoption of FSP 107-1 did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS No. 115-2 and FAS No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. FSP 115-2 and FSP 124-2 establishes a new method for recognizing and reporting other-than-temporary impairment of debt securities and also contains additional disclosure requirements for both debt and equity securities. FSP 115-2 and FSP 124-2 are effective for interim and annual periods ending after June 15, 2009. The adoption of FSP 115-2 and FSP 124-2 did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP 157-4 provides additional guidance for estimating fair value when the market activity for an asset or liability has declined significantly. FSP 157-4 is effective for interim and annual periods ending after June 15, 2009 and will be applied prospectively. The adoption of FSP 157-4 did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 is effective for interim and annual periods ending after June 15, 2009 and shall be applied prospectively. The adoption of SFAS 165 did not have a material impact on our consolidated financial statements.

In June 2009, FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162. SFAS 168 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (U.S. GAAP). This Statement is effective for the Company’s third quarter of fiscal 2009. Beginning with the third fiscal quarter of 2009, the Company references made to U.S. GAAP will use the new Codification numbering system prescribed by the FASB. As the Codification is not intended to change or alter existing U.S. GAAP, we do not expect SFAS 168 to have any impact on our consolidated financial statements.

2. SHORT-TERM INVESTMENTS AND FAIR VALUE MEASUREMENTS

The Company’s short-term investments in auction rate securities at December 30, 2007 are classified as available-for-sale and are carried at fair value which approximated cost. Subsequent to December 30, 2007, the Company sold its investments in auction rate securities at par value. There were no outstanding auction rate securities at December 28, 2008 or June 28, 2009.

The following table summarizes the Company’s short-term investments in available-for-sale securities (in thousands):

	December 30, 2007
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Available-for-sale securities:
Auction rate securities	$18,750	$—	$—	$18,750

	December 28, 2008
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Available-for-sale securities:
U.S. government and agency securities	$19,961	$89	$—	$20,050
Corporate debt securities	26,304	—	(70)	26,234
Commercial paper	21,282	53	—	21,335

Total available-for-sale securities	$67,547	$142	$(70)	$67,619

	June 28, 2009
	Amortized Cost	Unrealized Gains	Unrealized Loss	Estimated Fair Value
	(unaudited)
Available-for-sale securities:
U.S. government and agency securities	$4,004	$5	$—	$4,009
Corporate debt securities	68,477	128	—	68,605
Commercial paper	11,988	1	—	11,989

Total available-for-sale securities	$84,469	$134	$—	$84,603

The contractual maturities of the Company’s short-term investments are as follows (in thousands):

	December 30, 2007	December 28, 2008	June 28, 2009
			(unaudited)
Due within one year	$—	$65,604	$84,603
Due after one year	18,750	2,015	—

Total	$18,750	$67,619	$84,603

Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of tax, included as a separate component of stockholders’ deficit and in total comprehensive income (loss). Realized gains and losses on available-for-sale securities are included in interest income in the Consolidated Statements of Operations.

Realized gains (losses) from the sale of available-for-sale securities were not significant in any period presented.

Fair Value Accounting—The Company adopted FASB Statement No. 157 (SFAS No. 157), Fair Value Measurement, effective January 1, 2008. SFAS No. 157 establishes a valuation hierarchy for disclosure of the inputs to fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

Level 3—Inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

The following table presents the fair value of the Company’s financial assets as of December 28, 2008 and June 28, 2009 using the SFAS No. 157 input categories:

	December 28, 2008			June 28, 2009
	Aggregate Fair Value	Quoted Prices in Active Markets For Identical Assets	Significant Other Observable Remaining Inputs	Aggregate Fair Value	Quoted Prices in Active Markets For Identical Assets	Significant Other Observable Remaining Inputs
		(Level 1)	(Level 2)		(Level 1)	(Level 2)
				(unaudited)
Total cash, cash equivalents and available-for-sale investments:
U.S. government and agency securities	$20,050	$—	$20,050	$4,009	$—	$4,009
Corporate debt securities	40,070	39,262	808	68,605	68,605	—
Commercial paper	29,803	—	29,803	11,989	—	11,989
Money market funds	16,825	16,825	—	29,318	29,318	—

Cash equivalents and available-for-sale investments	106,748	$56,087	$50,661	113,921	$97,923	$15,998

Cash	17,442			22,501

Total cash, cash equivalents and available-for-sale investments	$124,190			$136,422

Reported as:
Cash and cash equivalents	$56,571			$51,819
Short-term investments available-for-sale investments	67,619			84,603

Total cash, cash equivalents and available-for-sale investments	$124,190			$136,422

The Company classifies investments within Level 1 if quoted prices are available in active markets. Level 1 assets include instruments valued based on quoted market prices in active markets which generally include money market funds and corporate equity securities publicly traded on major exchange markets.

The Company classifies items in Level 2 if the investments are valued using observable inputs to quoted market prices, benchmark yields, reported trades, broker/dealer quotes or alternative pricing sources with reasonable levels of price transparency. These investments include: U.S. government and agency securities, corporate debt securities and commercial paper. Investments are held by a custodian who obtains investment prices from an independent third party pricing provider that uses standard inputs to models which vary by asset class.

The Company did not hold financial assets or liabilities which were recorded at fair value using inputs in the Level 3 category as of December 28, 2008 and June 28, 2009.

3. INVENTORY

Inventory consisted of the following (in thousands):

	December 30, 2007	December 28, 2008	June 28, 2009

			(unaudited)
Raw materials	$5,017	$1,135	$1,051
Finished goods	9,003	10,284	8,754

Inventory	$14,020	$11,419	$9,805

During the year ended December 30, 2007, the Company wrote-off $6.3 million of excess inventory.

4. PROPERTY AND EQUIPMENT—Net

Property and equipment consisted of the following (in thousands):

	December 30, 2007	December 28, 2008	June 28, 2009

			(unaudited)
Evaluation units	$7,614	$9,282	$8,729
Computer equipment and software	5,599	6,407	7,443
Furniture and fixtures	1,038	975	1,041
Leasehold improvements and tooling	850	1,661	3,911

Total property and equipment	15,101	18,325	21,124
Less: accumulated depreciation and amortization	(12,158)	(14,900)	(15,421)

Property and equipment—net	$2,943	$3,425	$5,703

5. ACQUISITIONS

On June 10, 2008, the Company completed the acquisition of certain technology assets of IPLocks, Inc. (IPLocks), a privately-held company that provides database security and compliance solutions, for a cash payment of $1.0 million.

The total purchase of the transaction was allocated to IPLocks’ tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair market values as of the acquisition date. The purchase price allocation resulted in purchased net tangible assets of approximately $153,000 and purchased identifiable intangible assets of approximately $847,000. Identifiable intangible assets consist of purchased software and technology. The fair value assigned to identifiable intangible assets acquired is determined using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. Purchased identifiable intangible assets are amortized on a straight-line basis over three years. The financial results of this acquisition are considered immaterial for purposes of pro forma financial disclosures. In the second quarter of 2009, the Company performed an impairment analysis and determined that the purchased technology assets were not impaired.

6. INTANGIBLE ASSETS

On September 22, 2008, the Company acquired certain technology and fixed assets for a cash payment of $1.0 million and the issuance of warrants to purchase 150,000 shares of the Company’s common stock at an exercise price of $7.47 per share. The warrants expire on September 22, 2011 and are only exercisable subsequent to the closing of an initial public offering of securities by the Company. The Company allocated

$119,000 to the tangible assets and $881,000 to the purchased technology assets. The purchased technology assets are being amortized on a straight-line basis over the estimated life of three years. In the second quarter of 2009, the Company performed an impairment analysis and determined that the purchased technology assets were impaired. As a result, the Company wrote off the remaining net book value of $631,000 associated with these assets. The write-off is included in cost of product revenue in our consolidated financial statements for the first six months of fiscal 2009. The Company will recognize the fair value of the warrants as additional expense upon the closing of an initial public offering prior to the expiration of the warrants.

On October 23, 2008, the Company acquired certain technology assets for a warrant to purchase 120,000 shares of the Company’s common stock at an exercise price of $7.47 per share. The warrants expire on October 23, 2011, and are only exercisable subsequent to the closing of an initial public offering of securities by the Company. The Company will recognize the fair value of these warrants as consideration for the purchase of the acquired technology upon the closing of an initial public offering prior to the expiration of the warrants.

The following table presents the detail of the Company’s purchased intangible assets with definite lives included in other assets (in thousands):

	December 28, 2008			June 28, 2009
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Impairment	Net
				(unaudited)
Purchased intangibles (See Notes 5 and 6)	$1,728	$322	$1,406	$1,728	$589	$631	$508

The following table summarizes estimated future amortization expense of purchased intangible assets with definite lives for the future fiscal year (in thousands, unaudited):

Amount
Fiscal Years Ending:
2009 (six months)	$127
2010	254
2011	127

$508

7. INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share applicable to common stockholders is presented in conformity with SFAS 128, Earnings per Share. Basic net income (loss) per share applicable to common stockholders is computed by dividing net income (loss) applicable to common stockholders by the weighted-average number of common shares outstanding during the period, excluding the dilutive effects of common stock equivalents. Income applicable to common stockholders is net of the premium paid on the repurchase of convertible preferred stock. Common stock equivalents include stock options, warrants and, in certain circumstances, convertible securities such as the convertible preferred stock. Diluted net income (loss) per share assumes the conversion of the convertible preferred stock using the “if converted” method, if dilutive, and includes the dilutive effect of stock options and warrants under the treasury stock method. The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except per share data):

The following table provides a reconciliation of the numerator and denominator used in computing basic and diluted net income (loss) per common share and pro forma net income (loss) per common share (in thousands, except per share amount):

	Years Ended			Six Months Ended
	December 31, 2006	December 30, 2007	December 28, 2008	June 29, 2008	June 28, 2009
				(unaudited)
Numerator:
Net income (loss)	$(5,344)	$(21,842)	$7,363	$(5,087)	$8,350
Premium paid on repurchase of convertible preferred shares	—	—	—	—	(9,266)

Net income (loss) attributable to common stockholders	$(5,344)	$(21,842)	$7,363	$(5,087)	$(916)

Denominator:
Basic shares:
Weighted-average common shares outstanding	18,861	19,276	20,017	19,578	20,770
Diluted shares:
Weighted-average shares used to compute basic net income (loss) per share	18,861	19,276	20,017	19,578	20,770
Effect of potentially dilutive securities:
Employee stock options	—	—	6,613	—	—
Warrants to purchase common stock	—	—	12	—	—
Convertible preferred stock	—	—	40,480	—	—

Weighted-average shares used to compute diluted net income (loss) per share	18,861	19,276	67,122	19,578	20,770

Net income (loss) per share attributable to common stockholders:
Basic	$(0.28)	$(1.13)	$0.37	$(0.26)	$(0.04)

Diluted	$(0.28)	$(1.13)	$0.11	$(0.26)	$(0.04)

Basic and diluted net income (loss) per share has been computed to give effect to the repurchase of convertible preferred shares (See Note 10). According to EITF Topic No. D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, the excess of the fair value of the consideration given to the holders of preferred stock over the carrying value of the preferred stock represents a return to the preferred shareholders and is treated in a manner similar to the treatment of dividends paid to the holders of preferred stock in the computation of earnings per share. As a result, the premium paid is subtracted from net earnings available to common stockholders in determining earnings per share.

The following outstanding options, warrants and convertible preferred stock were excluded from the computation of diluted net income (loss) per common share applicable to common stockholders for the periods presented as their effect would have been antidilutive (in thousands):

	Years Ended			Six Months Ended
	December 31, 2006	December 30, 2007	December 28, 2008	June 29, 2008	June 28, 2009
				(unaudited)
Options to purchase common stock	11,586	12,413	8,881	14,107	17,314
Warrants to purchase common stock	—	—	—	—	21
Convertible preferred stock (as-converted basis)	40,480	40,480	—	40,480	37,476

UNAUDITED PRO FORMA NET INCOME (LOSS) PER SHARE

Pro forma basic and diluted net income (loss) per share have been computed to give effect to the conversion into common stock of the Company’s preferred stock as shown in the table below:

	Year Ended December 28, 2008	Six Months Ended June 28, 2009
		(unaudited)
Net income	$7,363	$8,350
Premium paid on repurchase of convertible preferred stock	—	(9,266)

Net income (loss) attributable to common stockholders	$7,363	$(916)

Basic shares:
Weighted average shares used to compute basic net income per share	20,017	20,770
Pro forma adjustment to reflect assumed conversion of preferred stock to occur upon consummation of the Company’s expected initial public offering	37,476	37,476

Weighted average shares used to compute basic pro forma net income per share	57,493	58,246

Diluted shares:
Weighted average shares used to compute basic pro forma net income per share	57,493	58,246
Convertible preferred stock that will not be converted	3,004	—
Effect of potentially dilutive securities:
Employee stock options	6,613	—
Warrants to purchase common stock	12	—

Weighted average shares used to compute diluted net income per share	67,122	58,246

Pro forma net income (loss) per share attributable to common stockholders:
Basic	$0.13	$(0.02)

Diluted	$0.11	$(0.02)

8. DEFERRED REVENUES

Deferred revenues consisted of the following (in thousands):

	December 30, 2007	December 28, 2008	June 28, 2009
			(unaudited)
Product	$5,213	$2,731	$4,106
Services	100,665	140,407	151,359
Ratable products and services	25,377	28,479	29,604

Total deferred revenues	$131,255	$171,617	$185,069

Reported As:
Short-term	$89,618	$118,297	$130,688
Long-term	41,637	53,320	54,381

Total deferred revenues	$131,255	$171,617	$185,069

9. COMMITMENTS AND CONTINGENCIES

Leases and Minimum Royalties—The Company leases its facilities under various noncancelable operating leases, which expire through the year 2014. Rent expense was $2.2 million, $2.9 million and $4.9 million for the years ended December 31, 2006, December 30, 2007 and December 28, 2008, respectively, and $2.3 million and $2.9 million for the six months ended June 29, 2008 and June 28, 2009, respectively. Rent expense is amortized using the straight-line method over the term of the lease.

The Company and Trend Micro entered into a Settlement and Patent License Agreement in January 2006 (see Litigation section below). The aggregate future noncancelable minimum rental payments on operating leases and minimum royalties payable if the Company continued paying under the Trend Micro Settlement and License Agreement as of December 28, 2008 are as follows (in thousands):

	Rental Payment	Royalty
Fiscal Years Ending
2009	$5,028	$2,000
2010	2,687	1,000
2011	2,410	1,000
2012	1,560	1,000
2013	1,233	1,000
2014 and thereafter	—	1,000

Total	$12,918	$7,000

Contract Manufacturer Commitments—The Company’s independent contract manufacturers procure components and build the Company’s products based on the Company’s forecasts. These forecasts are based on estimates of future demand for the Company products, which are in turn based on historical trends and an analysis from the Company’s sales and marketing organizations, adjusted for overall market conditions. In order to reduce manufacturing lead times and plan for adequate component supply, the Company may issue purchase orders to some of its independent contract manufacturers which may not be cancelable. As of June 28, 2009, the Company had $5.5 million of open purchase orders with its independent contract manufacturers that may not be cancelable.

In December 2007, the Company accrued $2.4 million associated with the loss related to purchase commitments for excess inventory products. For the year ended December 28, 2008 and six months ended June 28, 2009, there was no loss related to purchase commitments for excess inventory.

Litigation

Trend Micro Lawsuit—In May 2004, Trend Micro Incorporated (“Trend”) filed a complaint against the Company alleging patent infringement. On January 26, 2006, the Company and Trend entered into a Settlement and Patent License Agreement pursuant to which Trend agreed to grant the Company a nonexclusive worldwide license to the Trend patents at issue. Pursuant to the Settlement and License Agreement, the Company paid a one-time amount of $15.0 million in March 2006 and the Settlement and License Agreement included subsequent royalties based on the greater of minimum royalty amounts and a percentage of certain of the Company’s revenue through 2015. In November 2008, the Company filed a complaint against Trend Micro in the United States District Court for the Northern District of California alleging, among other claims, that the patents that are the basis for the ongoing royalty payments are invalid and consequently that the Company has no contractual obligation to pay the royalties. Trend Micro moved to dismiss the case, and, in June 2009, the court dismissed the case without prejudice on procedural grounds, and the Company appealed the dismissal in July 2009. On August 6, 2009, Trend Micro filed a complaint against the Company in the Superior Court of the State of California for Santa Clara County alleging breach of contract and seeking a declaratory judgment that we are obligated to make certain specified royalty payments to Trend Micro. The Company has continued to accrue expense based on the quarterly royalties provided for in the settlement and license agreement.

In January 2009, the Company filed a complaint against Palo Alto Networks, Inc., in the United States District Court for the Northern District of California alleging, among other claims, patent infringement. On September 4, 2009, Palo Alto Networks filed a counterclaim against us alleging patent infringement. In May 2009, Enhanced Security Research, LLC, or ESR, a non-practicing entity, filed a complaint in the United States District Court for the District of Delaware alleging patent infringement by Fortinet and other defendants. On August 3, 2009, ESR filed a substantially similar complaint against us in the same court alleging infringement of the same patents. In September 2009, Deep Nines, Inc. filed a complaint against us in the United States District Court for the Eastern District of Texas alleging that our products infringe certain of their patents. The Palo Alto Networks, ESR and Deep Nines cases are currently in the early stage of the litigation process.

In addition to the above matters, the Company is subject to other litigation in the course of business. Although no assurance may be given, the Company believes that it is not presently a party to any litigation the outcome of which will individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows, or financial condition.

Indemnification—Under the indemnification provisions of the Company’s standard sales contracts, the Company agrees to defend its customers against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks, or trade secrets, and to pay judgments entered on such claims. The exposure to the Company under these indemnification provisions is generally limited to the total amount paid by the customer under the agreement. However, certain agreements include indemnification provisions that could potentially expose the Company to losses in excess of the amount received under the agreement. To date, there have been no claims under such indemnification provisions.

10. STOCKHOLDERS’ EQUITY

Common Shares Reserved for Issuance—At December 28, 2008, the Company had reserved shares of common stock for issuance as follows (in thousands):

Reserved under stock option plans	20,781
Conversion of Series A preferred stock	4,000
Conversion of Series B preferred stock	5,000
Conversion of Series C preferred stock	6,000
Conversion of Series D preferred stock	15,000
Conversion of Series E preferred stock	10,500
Warrants to purchase common stock	291

Total	61,572

Convertible Preferred Stock—Authorized and outstanding convertible preferred stock was as follows as of December 30, 2007 and December 28, 2008 (in thousands):

	Authorized Shares	Outstanding Shares	Amount

Series A	4,000	4,000	$900
Series B	5,000	5,000	2,794
Series C	6,000	6,000	8,689
Series D	15,000	15,000	28,663
Series E	10,500	10,480	53,322

Total	40,500	40,480	$94,368

Significant terms of Series A, B, C, D, and E convertible preferred stock are as follows:

Liquidation Preference—In the event of any liquidation or winding up of the Company, the holders of Series A, B, C, D, and E convertible preferred stock are entitled to receive a liquidation preference of $0.25, $0.60, $1.50, $2.00, and $5.00 per share, respectively, plus all declared but unpaid dividends over holders of common stock. After payment has been made to the holders of Series A, B, C, D, and E convertible preferred stock, any remaining assets and funds shall be distributed pro rata to the holders of common stock and the holders of Series A, B, C, D, and E convertible preferred stock until holders of Series A, B, C, D, and E convertible preferred stock have received the applicable participation cap of $0.75, $1.80, $4.50, $6.00, and $15.00 per share, respectively.

Conversion—The holders of the Series A, B, C, D, and E convertible preferred stock have the right to convert the Series A, B, C, D, and E convertible preferred stock, at any time, into shares of common stock. The conversion ratio is 1:1, subject to certain antidilution adjustments as set forth in the Company’s certificate of incorporation, principally for common stock dividends and combinations or splits, and certain additional issues of shares.

Automatic Conversion—The Series A, B, C, D, and E convertible preferred stock shall be automatically converted into common stock at the then applicable conversion price (i) in the event that the holders of at least 75% of all the outstanding Series A, B, C, D, and E convertible preferred stock consent to such conversion or (ii) upon the closing of a qualified underwritten public offering of shares of common stock of the Company with proceeds to the Company of at least $20.0 million.

Voting Rights—The holders of Series A, B, C, D, and E convertible preferred stock vote equally with shares of common stock on an “as if converted” basis.

Dividend Rights—Each holder of the Series A, B, C, D, and E convertible preferred stock, shall be entitled to receive, out of any funds legally available therefore, noncumulative dividends at the rate of $0.02, $0.05, $0.12, $0.12, and $0.30 per share, respectively, per annum, payable in preference and priority to any payment of any dividends on common stock when and as declared by the Board of Directors.

Redemption Rights—The Series A, B, C, D, and E are nonredeemable.

Stock Repurchase—During the first six months of fiscal 2009, the Company’s Board of Directors approved a stock repurchase authorization. This repurchase authorization allowed the Company to repurchase up to $20.0 million of its convertible preferred and common stock at $4.25 per share through June 17, 2009. This repurchase authorization expressly excluded board members and senior management of the Company. During the six months ended June 28, 2009, we repurchased 704,632 shares of common stock and 3,004,165 shares of convertible preferred stock.

Subsequent to the issuance of our unaudited financial statements for the six months ended June 28, 2009, we determined that we had not correctly allocated the amount of the 2009 preferred stock repurchases to convertible preferred stock and additional paid-in capital in accordance with Accounting Principles Board Opinion No. 6. Accordingly, we have restated our convertible preferred stock and additional paid-in capital as of June 28, 2009 in the accompanying financial statements. The effect of this correction was a $9.6 million increase in convertible preferred stock with a corresponding decrease in additional paid-in capital. This adjustment has no impact on previously reported total shareholders’ deficit, net income, earnings per share, or cash flows for the periods presented.

11. STOCK PLANS

2000 Stock Plan—During 2000, the Company adopted the 2000 Stock Option Plan (the Plan), which includes both incentive and non-statutory stock options. Under the Plan, the Company may grant options to purchase up to 21,500,000 shares of common stock to employees, directors and service providers at prices not less than the fair market value at date of grant for incentive stock options and not less than 85% of fair market value for non-statutory options. Options granted to a person who, at the time of the grant, owns more than 10% of the voting power of all classes of stock shall be at no less than 110% of the fair market value and expire five years from the date of grant. All other options generally have a contractual term of 10 years. Options generally vest over four years.

2008 Stock Plan—On January 28, 2008, the Company’s Board of Directors approved the 2008 Stock Plan (the 2008 Plan) and French Sub-Plan, which includes both incentive and nonstatutory stock options. The maximum aggregate number of shares which may be subject to options and sold under the 2008 Plan and the French Sub-Plan is 5,000,000 shares, plus any shares that, as of the date of stockholder approval of the 2008 Plan, have been reserved but not issued under the 2000 Plan or shares subject to stock options or similar awards granted under the 2000 Plan that expire or otherwise terminate without having been exercised in full or that are forfeited to or repurchased by the Company.

Under the 2008 Plan and the French Sub-Plan, the Company may grant options to employees, directors and service providers. In the case of an incentive stock option granted to an employee, who at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of stock, the exercise price shall be no less than 110% of the fair market value per share on the date of grant and expire five years from the date of grant, and options granted to any other employee, the per share exercise price shall be no less than 100% of the fair market value per share on the date of grant. In the case of a nonstatutory stock option and options granted to other service providers, the per share exercise price shall be no less than 100% of the fair market value per share on the date of grant.

Stock-based Compensation under SFAS No. 123(R)—Effective January 1, 2006, the Company adopted SFAS No. 123(R) , which requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. Under SFAS No. 123(R), the fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Company determined weighted average valuation assumptions as follows:

Valuation method—The Company estimates the fair value of stock options granted using the Black-Scholes valuation model.

Expected Term—The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. As the Company does not have sufficient historical experience for determining the expected term of the stock option awards granted, the Company has based its expected term on the simplified method available under Staff Accounting Bulletin 110 (SAB 110).

Expected Volatility—Options granted from January 2, 2006 were valued using a volatility factor based on the historical and implied stock volatilities of the Company’s peer group as the Company did not have a sufficient trading history.

Fair Value of Common Stock—The fair value of the shares of common stock that underlie the stock options we have granted has historically been determined by our board of directors. Because there has been no public market for our common stock, our board has determined the fair value of our common stock at the time of grant of the option by considering a number of objective and subjective factors, our sales of preferred stock to unrelated third parties, our operating and financial performance, the lack of liquidity of our capital stock and trends in the broader network security and computer networking market.

Risk-Free Interest Rate—The Company bases the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend—The expected dividend assumption is based on the Company’s current expectations about its anticipated dividend policy.

The following table summarizes the assumptions relating to the Company’s stock options as follows:

	Years Ended			Six Months Ended June 28, 2009
	December 31, 2006	December 30, 2007	December 28, 2008
				(unaudited)
Dividend rate	—	—	—	—
Risk-free interest rate	4.3-5.1%	4.9%	2.3-3.3%	1.3-1.6%
Weighted-average expected life (in years)	6.0-6.1	6.1	4.5-4.6	4.6
Volatility	60-63%	49%	44-47%	50-52%

Stock-based compensation expense is included in costs and expenses as follows (in thousands):

	Years Ended			Six Months Ended
	December 31, 2006	December 30, 2007	December 28, 2008	June 29, 2008	June 28, 2009
				(unaudited)
Cost of product	$99	$553	$67	$27	$51
Cost of subcriptions and service	52	416	400	172	296
Research and development	135	1,452	1,049	428	876
Sales and marketing	354	3,928	2,512	1,220	1,336
General and administrative	414	2,983	1,271	575	784

	$1,054	$9,332	$5,299	$2,422	$3,343

A summary of the option activity under the Plan and changes during the reporting periods are presented below (in thousands, except per share amounts):

	Shares Available for Grant	Options Outstanding
		Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance—January 1, 2006 (4,255 shares were vested at a weighted-average exercise price of $0.89 per share)	1,515	11,941	$1.41

Additional options authorized	4,500	—	—
Granted (weighted-average fair value of $1.28 per share)	(4,388)	4,388	2.12
Forfeited	2,389	(2,389)	1.65
Repurchased	57	—	—
Exercised (aggregate intrinsic value of $759)	—	(769)	1.16

Balance—December 31, 2006 (6,198 shares were vested at a weighted-average exercise price of $1.24 per share)	4,073	13,171	1.62

Granted (weighted-average fair value of $3.62 per share)	(600)	600	7.44
Forfeited	1,172	(1,172)	1.99
Exercised (aggregate intrinsic value of $35)	—	(19)	1.02

Balance—December 30, 2007 (9,111 shares were vested at a weighted-average exercise price of $1.46 per share)	4,645	12,580	1.86

Additional options authorized	5,000	—
Granted (weighted-average fair value of $2.46 per share)	(7,232)	7,232	7.47
Forfeited	2,635	(2,635)	3.95
Exercised (aggregate intrinsic value of $7,119)	—	(1,444)	1.47

Balance—December 28, 2008 (9,125 shares were vested at a weighted-average exercise price of $2.26 per share)	5,048	15,733	4.12

Additional options authorized *	—	—
Granted (weighted-average fair value of $2.69 per share) *	(3,504)	3,504	7.49
Forfeited *	666	(666)	6.25
Exercised * (aggregate intrinsic value of $2,639)	—	(521)	1.60

Balance—June 28, 2009 *	2,210	18,050

Options vested and expected to vest—December 28, 2008		14,863	$3.95	5.68	$44,734
Options exercisable—December 28, 2008		9,125	$2.26	5.09	$40,686
Options vested and expected to vest—June 28, 2009 *		16,475	$4.53	5.46	$74,549
Options exercisable—June 28, 2009 *		9,982	$2.84	4.96	$61,989

*	Unaudited

At December 28, 2008, total compensation cost related to unvested stock-based awards granted to employees under the Company’s stock plan but not yet recognized was $13.6 million, net of estimated forfeitures. This cost is expected to be amortized on a straight-line basis over a weighted-average period of 2.77 years. Future option grants will increase the amount of compensation expense to be recorded in these periods.

At June 28, 2009, total compensation cost related to unvested stock-based awards granted to employees under the Company’s stock plan but not yet recognized was $15.2 million, net of estimated forfeitures. This cost is expected to be amortized on a straight-line basis over a weighted-average period of 2.88 years. Future option grants will increase the amount of compensation expense to be recorded in these periods.

The total fair value of shares vested under the Company’s stock plan was $1.1 million, $2.5 million and $3.8 million for the fiscal years ended December 31, 2006, December 30, 2007 and December 28, 2008, respectively, and $2.9 million for the six months ended June 28, 2009.

In January 2007 the Company determined that it was required under Section 12(g) of the Securities Exchange Act of 1934 to register its common stock and options to acquire its common stock. Upon such determination, the board of directors suspended all further grants and exercises of options. In addition, in January 2007, our board of directors extended the exercise period of vested stock options to April 30, 2008 for certain terminated employees to ensure compliance with securities laws. This extension was a modification under SFAS 123(R), resulting in incremental expense.

In accordance with SFAS Statement No. 123(R) and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”), the Company classified the options as liability awards at the time of modification as the option exercises would likely require the issuance of registered shares. Accordingly, at the end of each quarter in the year ended December 30, 2007, the Company determined the fair value of these options utilizing the Black-Scholes valuation model and changes in fair value of the options are included in stock-based compensation. During the year ended December 30, 2007, the Company recorded $7.6 million of stock-based compensation expense related to the modification.

Effective December 7, 2007, when the SEC amended Section 12(g) of the Securities Exchange Act of 1934, the liability awards were reclassified into equity as the Company determined that it was no longer required to issue registered shares to settle the awards. As a result of the reclassification, $6.1 million was reclassified from current liabilities to additional paid-in capital.

Additional information regarding options outstanding as of December 28, 2008, is as follows (in thousands except per share amount):

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.05	1,500	3.21	$0.32	1,500	$0.32
0.95	1,717	4.88	0.95	1,717	0.95
1.95	3,593	5.48	1.95	3,191	1.95
2.15	1,378	5.19	2.15	1,035	2.15
2.37	200	2.56	2.37	200	2.36
2.40	493	7.29	2.40	284	2.40
7.44	600	8.73	7.44	188	7.44
7.47	6,252	5.75	7.47	1,010	7.47

$0.05–$7.47	15,733	5.42	4.12	9,125	2.26

Nonemployees—During the years ended December 31, 2006 and December 28, 2008, the Company issued to nonemployees in exchange for services, options to purchase of 134,000 and 29,000 shares of common stock, respectively, at a range of exercise prices from $0.95 to $7.47 per share. No options were granted to nonemployees in exchange for services during the year ended December 30, 2007 or during the six months ended June 28, 2009. These options vest over periods of up to 50 months, and in accordance with Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services, the Company accounted for these options as variable awards. The options were valued using the Black-Scholes option pricing model with the following weighted-average assumptions (dollar amounts in thousands):

	Years Ended			Six Months Ended June 28, 2009
	December 31, 2006	December 30, 2007	December 28, 2008
(unaudited)
Dividend rate	—	—	—	—
Risk-free interest rate	4.3 - 5.6%	4.3 - 4.9%	2.3 - 3.6%	1.3 - 1.6%
Weighted-average expected life (in years)	6.8 - 10.0	6.0 - 9.0	6.0 - 8.5	3.6 - 7.5
Volatility	60 - 63%	49 - 56%	44 - 51%	50 - 52%

Stock-based compensation	$11	$266	$140	$40

13. INCOME TAXES

The provision for income taxes for the periods ended is as follows (in thousands):

	December 31, 2006	December 30, 2007	December 28, 2008
Current:
Federal	$504	$179	$1,332
State	6	6	589
Foreign	836	1,771	(243)

Total current	1,346	1,956	1,678

Deferred—foreign	(126)	(175)	210

Provision for income taxes	$1,220	$1,781	$1,888

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate as follows (in thousands):

	Years Ended
	December 31, 2006	December 30, 2007	December 28, 2008
Tax at federal statutory tax rate	$(1,443)	$(7,021)	$3,237
State taxes—net of federal benefit	(198)	(432)	573
Permanent differences	42	38	665
Research and development credit	(94)	(179)	(199)
Foreign income taxed at different rates	376	620	(3,047)
Foreign loss not benefited	66	—	—
Stock-based compensation expense	—	1,258	1,049
Other	195	892	56
Change in valuation allowance	2,276	6,605	(446)

Total provision for income taxes	$1,220	$1,781	$1,888

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of each of the years ended are presented below (in thousands):

	December 30, 2007	December 28, 2008
Deferred tax assets:
Net operating loss carryforward	$21,246	$18,327
Deferred revenue	9,120	9,276
Nondeductible reserves and accruals	9,093	11,651
Depreciation and amortization	316	768
General business credit carryforward	2,563	2,137
Other	600	101

Total deferred tax assets	42,938	42,260
Valuation allowance	(42,637)	(42,191)

Net deferred tax assets	$301	$69

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty surrounding the Company’s ability to realize such deferred tax assets, a full valuation allowance has been established, except with respect to a deferred tax asset of $301,000 and $69,000 related to foreign operations which is included in prepaid expenses and other current assets at December 30, 2007 and December 28, 2008, respectively.

As of December 28, 2008, the Company had federal and state net operating loss carryforwards of approximately $49.7 million and $33.4 million, respectively. The federal and state net operating loss carryforwards begin to expire in the year 2021 and 2012, respectively. Internal Revenue Code (IRC) §382 imposes significant restrictions on the utilization of net operating loss carryforwards and experimental tax credits in the event of a change in ownership. Our ability to use our net operating loss carryforwards to offset any future taxable income will be subject to limitations attributable to equity transactions that would result in a change of ownership as defined by Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. Furthermore, the Company has tax credit carryforwards available to offset future federal and state taxes of approximately $1.9 million and $744,000, respectively. The federal tax credits begin to expire in 2021. The state credits carry forward indefinitely.

At December 28, 2008, the Company has not made any tax provision for the U.S. federal and state income taxes on approximately $10.2 million foreign earnings which are expected to be invested outside of the U.S. indefinitely. Upon distribution of those earnings, the Company would be subject to U.S. income taxes (subject to a reduction of the foreign tax credit) and withholding taxes payable to the foreign countries where the foreign operations are located, if any.

On January 1, 2007, we adopted the provisions of FIN 48. As a result of applying the provisions of FIN 48, there were no liabilities for material unrecognized tax benefits and no reduction in accumulated deficit as of January 1, 2007, and therefore no accrued interest and penalties recognized as of January 1, 2007. At December 28, 2008, we had $2.0 million of unrecognized tax benefits, all of which, if recognized, would affect our effective tax rate. Our policy is to include interest and penalties related to unrecognized tax benefits in income tax expense. As of December 28, 2008, accrued interest and penalties were not significant.

The aggregate changes in the balance of unrecognized tax benefits are as follows:

	Years Ended
	December 30, 2007	December 28, 2008
Balance, beginning of year	$1,259	$1,928
Increases for tax provisions related to the current year	669	24

Balance, end of year	$1,928	$1,952

As of December 28, 2008 and December 30, 2007, $746,000 of the amounts reflected above were recorded as a liability and included in other noncurrent liabilities in the Company’s consolidated balance sheet.

As of December 28, 2008, there were no unrecognized tax benefits that the Company expects would change significantly over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, and various U.S. state and foreign jurisdictions. As the Company has net operating loss carryforwards for U.S. federal and state jurisdictions, the statute of limitations is open for all tax years. Generally, the Company is no longer subject to non-U.S. income tax examinations by tax authorities for tax years prior to 2004.

14. EMPLOYEE BENEFIT PLAN

The Company has established a 401(k) tax-deferred savings plan (the 401(k) Plan) which permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. The Company is responsible for administrative costs of the 401(k) Plan and made no contributions to the 401(k) Plan since inception.

15. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During the years ended December 31, 2006, December 30, 2007, December 28, 2008, and the six months ended June 28, 2009, respectively, the Company paid compensation of $124,000, $148,000, $142,000 and $85,000 to two employees who were directly related to a board member.

On January 31, 2008, the Company entered into a twenty-three month noncancelable facility lease agreement with a related party. Under the terms of the agreement, in 2008, the Company paid approximately $284,000 for tenant improvement and $316,000 for a refundable deposit. For the year ended December 28, 2008 and the six months ended June 28, 2009 the Company paid $757,000 and $455,000, respectively, for office rent and operating expenses. The lease expires on December 31, 2009.

16. SEGMENT INFORMATION

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Company’s chief executive officer. The Company’s chief executive officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Accordingly, the Company is considered to be in a single reporting segment and operating unit structure.

Revenue by geographic region is based on the billing address of the customer. The following tables set forth revenue, property and equipment and interest income by geographic region (in thousands):

	Years Ended			Six Months Ended
Revenue	December 31, 2006	December 30, 2007	December 28, 2008	June 29, 2008	June 28, 2009
				(unaudited)
Americas	$37,654	$55,461	$75,367	$32,261	$41,733
Europe, Middle East and Africa	42,303	54,722	79,755	38,532	44,304
Asia Pacific and Japan	43,509	45,183	56,669	27,518	29,502

Total revenue	$123,466	$155,366	$211,791	$98,311	$115,539

	December 30,	December 28,	June 28,
Property and Equipment	2007	2008	2009
			(unaudited)
Americas	$2,356	$2,387	$4,762
Europe, Middle East and Africa	326	384	269
Asia Pacific and Japan	261	654	672

Total property and equipment—net	$2,943	$3,425	$5,703

	Years Ended			Six Months Ended
Interest Income	December 31, 2006	December 30, 2007	December 28, 2008	June 29, 2008	June 28, 2009
				(unaudited)
Americas	$2,365	$3,486	$2,596	$1,267	$1,227
Europe, Middle East and Africa	8	17	15	9	22
Asia Pacific and Japan	3	4	3	1	—

Total revenue	$2,376	$3,507	$2,614	$1,277	$1,249

17. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 14, 2009, the date its consolidated financial statements were issued via their inclusion in the Company’s Registration Statement on Form S-1.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Years Ended
	December 31, 2006	December 30, 2007	December 28, 2008
	(in thousands)
Allowance for Doubtful Accounts:
Beginning balance	$67	$90	$384
Charged to costs and expenses	114	319	191
Bad debt write-offs	(91)	(25)	(257)

Ending balance	$90	$384	$318

Sales Return Reserve:
Beginning balance	$1,483	$3,174	$3,995
Charged to costs and expenses	2,050	1,919	893
Deductions—reserves utilized	(359)	(1,098)	(2,217)

Ending balance	$3,174	$3,995	$2,671

* * * * * *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All expenses will be borne by the registrant (except any underwriting discounts and commissions and expenses incurred by the selling stockholders in this offering). All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the              listing fee.

SEC registration fee		$5,580
FINRA filing fee		$75,500
listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including related legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total	$	*

*	To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, the registrant’s certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the DGCL, the bylaws of the registrant to be effective upon completion of this offering provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the DGCL and also provides for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 10.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

During the last three years, the Registrant made sales of the unregistered securities as set forth below. No underwriters were involved in the following sales of securities. The issuances of the securities described in items (1) and (3) were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the Registrant’s board of directors. The issuances of the securities described in items (2) and (4) through (7) were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering and taking into account the number and value of securities sold, the sophistication of the purchasers, the limited number of purchasers, the information about the Registrant available to the purchasers and the representations made by the purchasers upon the purchase of the securities.

The recipients of securities in each transaction described below represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates, warrants and option agreements issued in such transactions. We believe all recipients had adequate access, through their relationships with the Registrant, to information about the Registrant, including, to the extent required, the information required by Rule 701(e).

Option Exercises:

(1) From September 1, 2006 through January 10, 2007, and since January 28, 2008, the Registrant has sold and issued to its employees, non-employee directors and outside consultants (the “service providers”) and former service providers an aggregate of 1,226,801 shares of its common stock pursuant to option exercises under the Amended and Restated 2000 Stock Plan (the “2000 Plan”) and the Amended and Restated 2008 Stock Plan (the “2008 Plan”) and related agreements at purchase prices ranging from $0.05 to $7.47 per share for an aggregate purchase price of $1,299,357.

(2) From September 1, 2006 through January 10, 2007, and since January 28, 2008, the Registrant has sold and issued to its service providers, former service providers and others an aggregate of 1,466,086 shares of its common stock pursuant to option exercises under the 2000 Plan and the 2008 Plan and related agreements at purchase prices ranging from $0.05 to $7.47 per share for an aggregate purchase price of $2,757,863.

Option Grants:

(3) From September 1, 2006 through January 10, 2007, and since January 28, 2008, the Registrant has granted to its service providers options to purchase an aggregate of 11,453,022 shares of its common stock under the 2000 Plan and the 2008 Plan and related agreements at purchase prices ranging from $2.40 to $9.30 per share for an aggregate purchase price of $84,021,006.

(4) From September 1, 2006 through January 10, 2007, on September 20, 2007, and since January 28, 2008, the Registrant has granted to its service providers options to purchase an aggregate of 876,750 shares of its common stock under the 2000 Plan and the 2008 Plan and related agreements at purchase prices ranging from $2.40 to $7.47 per share for an aggregate purchase price of $5,137,073.

Warrants:

(5) On August 26, 2008, the Registrant issued a warrant to purchase an aggregate of 21,000 shares of the Registrant’s common stock at an exercise price of $1.95 per share to a former optionee whose option granted in 2005 was later cancelled by the board of directors. The warrant may be exercised at any time prior to its termination date of April 1, 2015.

(6) On September 22, 2008, the Registrant issued a warrant to purchase 150,000 shares of the Registrant’s common stock at a price of $7.47 per share in connection with an asset purchase agreement. The warrant may be exercised after the Registrant has an initial public offering of securities pursuant to an effective registration statement on Form S-1 and prior to its termination date of September 22, 2011.

(7) On October 23, 2008, the Registrant issued a warrant to purchase 120,000 shares of the Registrant’s common stock at a price of $7.47 per share in connection with an asset purchase agreement. The warrant may be exercised after the Registrant has an initial public offering of securities pursuant to an effective registration statement on Form S-1 and prior to its termination date of October 23, 2011.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation of Registrant, as currently in effect

3.2**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering

3.3**	Bylaws of Registrant as amended, as currently in effect

3.4**	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the closing of this offering

4.1*	Specimen common stock certificate of the Registrant

4.2**	Third Amended and Restated Investors Rights Agreement, dated as of February 24, 2004, between Registrant and certain holders of Registrant’s capital stock named therein

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1**	Form of Indemnification Agreement between Registrant and its directors and officers

10.2**	2000 Stock Plan and forms of agreement thereunder

10.3**	2008 Stock Plan and forms of agreement thereunder

10.4**	2009 Equity Incentive Plan and forms of agreement thereunder, to be in effect upon the closing of this offering

10.5**	Change of Control Severance Agreement, dated as of August 7, 2009, between Registrant and Ken Xie

10.6**	Change of Control Severance Agreement, dated as of August 7, 2009, between Registrant and Michael Xie

Exhibit Number	Description

10.7**	Change of Control Severance Agreement, dated as of August 7, 2009, between Registrant and Ken Goldman

10.8**	Change of Control Severance Agreement, dated as of August 7, 2009, between Registrant and John Whittle

10.9**	Offer Letter, dated as of August 31, 2007, between Registrant and Ken Goldman

10.10**	Offer Letter, dated as of October 23, 2006, between Registrant and John Whittle

10.11**	Form of Change of Control Agreement between Registrant and its non-executive directors

21.1**	List of subsidiaries of Registrant

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1**	Power of Attorney (see page II-5 of the original filing)

*	To be filed by amendment
**	Previously filed

(b) Financial Statement Schedules.

Financial Statement Schedule II is included on page F-31. All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are omitted because they are not required, or not applicable or the information is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sunnyvale, California, on the 14th day of September, 2009.

FORTINET, INC.

By:	/s/ KEN XIE
Ken Xie, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ KEN XIE Ken Xie	President, Chief Executive Officer and Director (Principal Executive Officer)	September 14, 2009

* Ken Goldman	Chief Financial Officer (Principal Accounting and Financial Officer)	September 14, 2009

* Michael Xie	Chief Technical Officer and Director	September 14, 2009

* George Hara	Director	September 14, 2009

* Hong Liang Lu	Director	September 14, 2009

* Greg Myers	Director	September 14, 2009

* Chris Paisley	Director	September 14, 2009

* David Tsang	Director	September 14, 2009

* John Walecka	Director	September 14, 2009

* By:	/s/ KEN XIE
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement
3.1	**	Amended and Restated Certificate of Incorporation of Registrant, as currently in effect
3.2	**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering
3.3	**	Bylaws of Registrant as amended, as currently in effect
3.4	**	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the closing of this offering
4.1	*	Specimen common stock certificate of the Registrant
4.2	**	Third Amended and Restated Investors Rights Agreement, dated as of February 24, 2004, between Registrant and certain holders of Registrant’s capital stock named therein
5.1	*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1	**	Form of Indemnification Agreement between Registrant and its directors and officers
10.2	**	2000 Stock Plan and forms of agreement thereunder
10.3	**	2008 Stock Plan and forms of agreement thereunder
10.4	**	2009 Equity Incentive Plan and forms of agreement thereunder, to be in effect upon the closing of this offering
10.5	**	Change of Control Severance Agreement, dated as of August 7, 2009, between Registrant and Ken Xie
10.6	**	Change of Control Severance Agreement, dated as of August 7, 2009, between Registrant and Michael Xie
10.7	**	Change of Control Severance Agreement, dated as of August 7, 2009, between Registrant and Ken Goldman
10.8	**	Change of Control Severance Agreement, dated as of August 7, 2009, between Registrant and John Whittle
10.9	**	Offer Letter, dated as of August 31, 2007, between Registrant and Ken Goldman
10.10	**	Offer Letter, dated as of October 23, 2006, between Registrant and John Whittle
10.11	**	Form of Change of Control Agreement between Registrant and its non-executive directors
21.1	**	List of subsidiaries of Registrant
23.1		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
23.2	*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1	**	Power of Attorney (see page II-5 of the original filing)

*	To be filed by amendment
**	Previously filed